Exhibit 99.1

JBS S.A.

Publicly Listed Company

CNPJ/MF (Corporate Taxpayer Registration No. 02.916.265/0001-60

NIRE (State Registration Number) 35.300.330.587

MANAGEMENT PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF JBS S.A. TO BE HELD ON APRIL 29, 2025

Ladies and Gentlemen Shareholders,

The board of director of JBS S.A., a joint-stock company with headquarters at Av. Marginal Direita do Tiete, no.°500, Bloco I, 3º Andar, Vila Jaguara, Zip Code 05118-100, in the city of São Paulo, State of São Paulo, registered in the National Registry of Legal Entities of the Ministry of Finance under no. 02.916.265/0001-60, registered with the Securities and Exchange Commission (“CVM”) as a publicly-held company category “A”, with its shares traded on the Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) under the code (ticker) “JBSS3” (“Company” or “JBS”), pursuant to Law No.°6.404, of December 15, 1976, as amended (“Brazilian Corporation Law”) and CVM Resolution No.°81, of March 29, 2022, as amended (“RCVM 81”), hereby presents to you this management proposal (“Proposal”), containing its recommendations on the matters included in the agenda of the Annual and Extraordinary shareholders’ meeting of JBS called for April 29, 2025, at 10:00 a.m., to be held in person in the Auditorium located in Block 2, Ground Floor, of the Company’s headquarters (“AESM”).

Annual Meeting

1. To decide on the financial statements and the directors’ accounts for the financial year ending December 31, 2024.

The Company’s financial statements for the fiscal year ended on December 31, 2024, as disclosed on the CVM and B3 websites , through the IPE Module of the Empresas.NET System, and published on the website and in the Valor Econômico newspaper (“Financial Statements”), were reviewed by the Company’s Board of Directors at a meeting held on March 25, 2025 and forwarded for disclosure and resolution at the Annual Shareholders’ Meeting, pursuant to article 19, item VI, of the Company’s Bylaws.

JBS’s Audit Committee reviewed the Financial Statements and issued an opinion on March 25, 2025, indicating that the Financial Statements are in a condition to be disclosed by the Company. In addition, the Company’s Statutory Audit Committee, at a meeting held on March 24, 2025, issued its report recommending that the Financial Statements be forwarded for evaluation by the Company’s Board of Directors.

Management’s comments on the Company’s financial situation are included in Annex I to this Proposal, in accordance with article 10, III of RCVM 81.

KPMG Auditores Independentes Ltda, headquartered at Rua do Passeio, nº 38, Setor 2, Sala 1701, 1702, 1703, 1704, bairro Centro, Zip Code 20.021-290, in the city of Rio de Janeiro, state of Rio de Janeiro, the Company’s independent auditor, has issued an opinion expressing its opinion on the adequacy of the Financial Statements, without any modified opinion, reservations or paragraphs of emphasis.

In light of the above and the documents and information provided, management proposes that the general meeting approve in full the financial statements and directors’ accounts for the fiscal year ending December 31, 2024, without reservations.

2. To decide on the proposed allocation of the profit for the financial year ending December 31, 2024.

The Management proposes to the shareholders the approval of the allocation of net income for the fiscal year ended on December 31, 2024 indicated in the Financial Statements under the terms of the Proposal for Allocation of Results detailed in Annex II of this Proposal, prepared in accordance with Annex A of the RCVM 81.

Pursuant to the aforementioned Annex II, the Company’s net income for the fiscal year ended December 31, 2024 is R$9,615,923,273.32 (nine billion, six hundred and fifteen million, nine hundred and twenty-three thousand, two hundred and seventy-three reais and thirty-two cents). As for its destination, the Administration proposes:

●	the allocation of 5.00% (five percent) of net profit, equivalent to R$ 480,796,163.67 (four hundred and eighty million, seven hundred and ninety-six thousand, one hundred and sixty-three reais and sixty-seven cents), to the legal reserve, under the terms of article 39, item “a”, of the Company’s Bylaws;

●	the allocation of R$ 3,869,820,791.48 (three billion, eight hundred and sixty-nine million, eight hundred and twenty thousand, seven hundred and ninety-one reais and forty-eight cents), equivalent to approximately 40.24% of net profit, to the tax incentive reserve, under the terms of article 195-A of the Corporate Law;

●	the allocation of profits remaining after legal deductions of R$5,265,306,318.17 (five billion, two hundred and sixty-five million, three hundred and six thousand, three hundred and eighteen reais and seventeen cents), added to (i) realization of the revaluation reserve, in the amount of R$5,671,247.75 (five million, six hundred and seventy-one thousand, two hundred and forty-seven reais and seventy-five cents), and (ii) prescribed and unclaimed dividends, amounting to R$27,265.55 (twenty-seven thousand, two hundred and sixty-five reais and fifty-five cents), which totals R$5.271,004,831.47 (five billion, two hundred and seventy-one million, four thousand, eight hundred and thirty-one reais and forty-seven cents), to form the Statutory Investment Reserve, under the terms of article 39, item “e”, of the Company’s Bylaws.

The equivalent of the mandatory minimum dividend, in the amount of R$ 1,316,326,579.55 (one billion, three hundred and sixteen million, three hundred and twenty-six thousand, five hundred and seventy-nine reais and fifty-five cents), which corresponds to 25% of the adjusted net income after the allocation of amounts to the legal reserve and the tax incentive reserve, has already been paid based on the profit reserve, as per the interim dividends declared on 08/13/2024 and 11/13/2024 and attributed to the mandatory minimum dividend. However, the Administration proposes the distribution of additional dividends to the mandatory minimum dividend, in the amount of R$ 2.00 (two reais) per share, to be paid based on the Company’s profit reserves available as of December 31st, 2024.

3. To decide on the number of members who will make up the Board of Directors for the next term of office.

In compliance with the provisions of article 16 of JBS’s Bylaws, the Company’s management proposes the approval of 11 (eleven) seats on the Board of Directors, with a unified term of 2 (two) years, until the annual general meeting that examines, discusses and votes on the management accounts and financial statements for the fiscal year ended on December 31, 2026.

4. To elect the effective members of the Company’s Board of Directors.

In compliance with the Brazilian Corporation Law and CVM Resolution No. 70, of March 22, 2022, the minimum percentage of participation in the voting capital required to request the adoption of the multiple vote system for the election of the Board of Directors is five percent (5.00%) of the voting capital stock. Pursuant to article 141, paragraph 1, of the Brazilian Corporate Law, the request for the multiple voting process must be sent to the Company no later than 48 (forty-eight) hours before the AGM. Once the multiple voting process is adopted, the votes cast by shareholders who, via a remote voting ballot, have chosen to “abstain” in the item of prior distribution of votes in the candidates informed in the ballot, will be considered as abstention in the respective resolution of the meeting, so that the votes of such shareholders will not be counted in the resolution quorum and, therefore, these shareholders will not participate in the election of the members of the board of directors.

JBS management has nominated the following candidates to the Board of Directors:

Name
Jeremiah Alphonsus O’Callaghan
José Batista Sobrinho
Wesley Mendonça Batista
Joesley Mendonça Batista
Alba Pettengill (1)
Gelson Luiz Merisio (1)
Francisco Sérgio Turra (1)
Carlos Hamilton Vasconcelos Araújo (1)
Kátia Regina de Abreu Gomes (1)
Paulo Bernardo Silva (1)
Cledorvino Belini (1)

(1)	They meet the independence criteria established in B3’s Novo Mercado Regulations.

Management proposes that the AESM elect the candidates listed above to the Board of Directors by slate.

Management clarifies that, pursuant to article 11 of RCVM 81, the information regarding the professional experience and independence of the candidates for the positions of members of the Board of Directors indicated above is detailed in Annex III of this Proposal.

5. To resolve on the classification of the independent members of the Board of Directors to the rules established in the Novo Mercado Regulation of B3 S.A. – Brasil, Bolsa, Balcão, in the Company’s Bylaws and in CVM Resolution No. 80, of March 29, 2022, as amended.

The Board of Directors, the Executive Board and the Governance, Compensation and Appointment Committee of the Company expressed themselves in favor of the classification of Messrs. (i) Gelson Luiz Merisio; (ii) Alba Pettengill; (iii) Francisco Turra; (iv) Carlos Hamilton Vasconcelos Araújo; (v) Kátia Regina de Abreu Gomes; (vi) Paulo Bernardo Silva; e (vii) Cledorvino Belini to the independence criteria established in article 16 of B3’s Novo Mercado Regulation, in article 16 of the Company’s Bylaws and in CVM Resolution No. 80, of March 29, 2022, as amended (“RCVM 80”) – in view of, among other information, the statements sent by such candidates attesting to said framework, stating that (a) they are not direct or indirect controlling shareholders of the Company; (b) they do not have voting exercise in the meetings of the Board of Directors bound by a shareholders’ agreement that has as its object matters related to the Company; (c) they are not spouses, partners or relatives, in a straight or collateral line, up to the second degree of the controlling shareholder, of the Company’s manager or of the shareholder’s manager controller; (d) have not been, in the last three (3) years, employees or officers of the Company or its controlling shareholder; and (e) does not fit the cases provided for in article 6, paragraph 2 of Annex K of the RCVM 80.

Accordingly, the board of directors proposes that the AGM approve the inclusion of these candidates in the rules established in B3’s Novo Mercado Regulations, in the Bylaws and in RCVM 80, and their consequent classification as independent directors.

Management clarifies that, pursuant to article 11 of RCVM 81, the information regarding the professional experience and independence of the candidates for the positions of members of the Board of Directors indicated above is detailed in Annex III of this Proposal.

6. To decide on the number of members who will make up the Audit Committee for the next term of office.

In compliance with the provisions of article 32 et seq. of the Company’s Bylaws, the management proposes the establishment of the number of four (4) effective members to compose the Audit Committee and an equal number of alternates, all with a term of office of one (1) year, until the annual general meeting that examines, discusses and votes on the management accounts and financial statements for the fiscal year ended December 31, 2025. If there is a request for a separate election for the Fiscal Council in accordance with art. 161, paragraph 4, “a” of the Brazilian Corporation Law, the Administration proposes that the number of effective members and their respective substitutes be set at five (5).

7. To elect the effective members of the Company’s Audit Committee and their respective alternates.

JBS management has nominated a slate made up of the following members and their respective alternates to make up the Audit Committee:

(i)	Adrian Lima Da Hora, Brazilian, married, business administrator, bearer of Identity Card No. 3789, issued by CRA/PE and enrolled with the CPF/MF under No. 372.365.394-49, resident and domiciled in the city of São Paulo, state of São Paulo, at Rua dos Pinheiros, 801, ap. 241, Zip Code 05422-011, with André Alcantara Ocampos as alternate, Brazilian, married, accountant, bearer of Identity Card RG No. 30883622-4 SSP/SP, enrolled with the CPF/MF under No. 273.340.808-90, resident and domiciled in the city of São Paulo, state of São Paulo, with business address in the same city, at Av. Marginal Direita do Tietê, 500, Vila Jaguara, Zip Code 05118-000;

(ii)	José Paulo da Silva Filho, Brazilian, married, accountant, bearer of RG Identity Card No. 55.837.704-X SSP/SP, registered with CPF/MF under No. 386.730.294-49, resident and domiciled in the municipality of Santana de Parnaíba, state of São Paulo, at Alameda Dourado, No. 206, Residencial 11, Alphaville, Zip Code 06540-285, with Sandro Domingues Raffai as alternate, Brazilian, married, accountant, bearer of RG Identity Card No. 13.541.060 SSP/SP, registered with CPF/MF under No. 064.677.908-71 and resident and domiciled in the municipality of São Paulo, state of São Paulo, at Rua Santa Francisca, 155, Vila Jaguara, Zip Code 05116-090; and

(iii)	Orlando Octávio de Freitas Júnior, Brazilian, divorced, accounting auditor, holder of identity card RG n.º 9.128.418 SSP/SP, registered with the CPF/MF under no. 084.911.368-78, resident and domiciled in the city of São Paulo, state of São Paulo, at Rua Caiowaa, 1575, apto. 162, Zip Code 01258-011, with Mauro Mitio Inagaki as alternate, Brazilian, married, accountant, holder of ID card RG no. 17.025.346-6 SSP/SP, registered with the CPF/MF under no.084.978-00, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Cônego Manoel Vaz, 440, apto. 221, Santana, Zip Code 02019-050.

(iv)	Patricia da Silva Barros, Brazilian, divorced, engineer, holder of Identity Card RG no. 096686357, registered with the CPF/MF under no. 072.576.167-95, resident and domiciled in the City of Niterói, State of Rio de Janeiro, at Rua Dr. Tavares de Macedo, 41, apartamento 503, Icaraí, Zip Code 24220-215, with Marcos Alberto Pereira Motta as alternate, Brazilian, married, engineer, registered with the CPF/MF under no. 008.528.317-73, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Bambina, 180, apartamento 302, Botafogo, Zip Code 22251-050.

Management clarifies that, pursuant to article 11 of RCVM 81, the information on the professional experience of all the candidates for the positions of members of the Audit Committee indicated above is detailed in Annex III to this Proposal, in accordance with items 7.3 to 7.6 of the Reference Form.

8. To decide on the overall amount of the annual compensation of the Company’s directors, members of the Audit Committee and Statutory Audit Committee for the 2025 financial year.

Management proposes approval of the annual remuneration of the Company’s managers and members of the Fiscal Council and Statutory Audit Committee for the 2025 fiscal year, in the same amount approved by the Company’s shareholders at the Annual General Meeting held on April 26, 2024 (“AGM 2024”). It is therefore proposed that the overall annual remuneration of directors, members of the Audit Board and the Statutory Audit Committee be set at up to R$269,342,164.59 (two hundred and sixty-nine million, three hundred and forty-two thousand, one hundred and sixty-four reais and fifty-nine cents).

In relation to the overall compensation of the members of the Company’s Fiscal Committee, the management points out that such amount will be, for each member in office, equal to 0.1 (one tenth) of the compensation that, on average, is attributed to each officer, not computed profit sharing, until the next annual shareholders’ meeting of the Company, observing that such amount may change only in compliance with article 162, paragraph 3, of the Brazilian Corporation Law. It should be noted that substitutes will only receive remuneration in the absence of their respective full member.

The information relating to section 8 of the Reference Form can be found in Annex IV to this Proposal, in compliance with article 13 of RCVM 81.

The amount proposed for the overall remuneration of managers for the 2025 fiscal year is compatible with the amounts usually paid by the market and with the criteria and conditions adopted by the Company for the composition of the remuneration of its managers.

Management reports that, of the overall limit approved at the 2024 AGM for directors’ remuneration in 2024, the total amount of R$121,965,262.67 (one hundred and twenty-one million, nine hundred and sixty-five thousand, two hundred and sixty-two reais and sixty-seven cents) was actually paid.

For reference purposes, the table below shows the amounts actually paid as remuneration to the Company’s directors and members of the Audit Board in the last three financial years:

	Statutory Board of Executive Officers			Board of Directors			Audit Committee
	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022
Total number of members	4	5	5	11	9	9	5	5	4
No. of remunerated members	4	4.4	5	10.33	8.57	9	4	4	4
Amount of highest compensation (Reais)	63.282.432,81	54.638.232,37	53.328.574,27	2.251.999,99	2.049.800,00	1.380.000,00	423.274,80	467.177,14	434.916.82
Value of the lowest compensation (Reais)	8.691.448,61	7.569.693,65	7.399.321,50	900.000,00	1.014.700,00	660.000,00	423.274,80	466.001,38	434.916.82
Average salary (Reais)	26.255.239,43	26.730.224,23	23.949.168,28	1.452.984,83	1.600.678,72	1.098.767,62	423.274,80	466.295,32	434.916.82

Extraordinary General Meeting

1. To resolve on the Protocol and Justification for the Merger of Condesa Norte Industria e Comercio Ltda. (“Condesa”) into the Company (“Condesa Protocol”).

The Company’s management proposes that the Condesa Protocol be approved, containing the terms and conditions of the incorporation of Condesa Norte Industria e Comercio Ltda, a limited liability company, established at Avenida Marginal Direita do Tietê, nº 500, Bloco II, Subsolo, Sala 36, in the City of São Paulo, State of São Paulo, Zip Code 05118-100, duly registered with the CNPJ/MF under number 05.703.088/0001-21 (“Condesa Merger”).

The Board of Directors clarifies that, pursuant to item 1 of Annex I of RCVM 81, the Condesa Protocol is included in Annex V of this Proposal.

2. To resolve on the ratification of the appointment and hiring of Factum - Avaliações e Consultoria S/S - EPP (“Factum”) to prepare the appraisal report on Condesa’s net equity (“Condesa Report”).

The Company’s management proposes the ratification of the appointment and contracting of Factum - Avaliações e Consultoria S/S - EPP, a simple company with registered offices at Rua Vasco da Gama, 720, conj. 401, in the City of Porto Alegre, State of Rio Grande do Sul, Zip Code 90420-110, registered with the CNPJ/MF under No. 08.272.086/0001-13 (“Factum”), as the specialized company responsible for preparing the appraisal report of Condesa’s net equity, at its book value.

The management clarifies that, pursuant to article 25 of RCVM 81, the information related to the hiring of Factum can be found in Annex VI of this Proposal.

3. To decide on the Condesa Report.

The Company’s management proposes that the Condesa Report be approved, which, pursuant to item 7 of Annex I to RCVM 81, is attached as Annex VII to this Proposal.

It should be noted that Article 264 of the Brazilian Corporate Law is not applicable to the Condesa Merger, considering that the Company holds 100% (one hundred percent) of the capital stock of the Condesa, so that it will not be necessary to prepare the report referred to in said provision, pursuant to (i) the decision issued on February 15, 2018 by the CVM Board under SEI Process No. 19957.011351/2017-21 and (ii) Memorandum No. 3/2019-CVM/SDM/GDN-1, of April 09, 2019.

4. To resolve on the incorporation by the Company of Condesa, to be carried out in accordance with the terms and conditions established in the Condesa Protocol.

The Company’s management proposes that the merger of Condesa into the Company be approved, pursuant to article 227 of the Corporate Law, and under the terms and conditions set out in the Condesa Protocol.

The Condesa Merger proposed herein, if approved, will result in the full transfer to the Company of Condesa’s net assets, as calculated in the Condesa Report. As a result, the Company will replace its investment in Condesa in the books with the net assets corresponding to such equity interest, and Condesa’s legal personality will be extinguished.

For the due purposes, it is clarified that the Company holds the entire share capital of Condesa, so that the Condesa Merger will not result in an increase in the Company’s share capital – and, consequently, there will be no issuance of new shares by the Company, nor any share replacement relationship.

Furthermore, the Condesa Merger will not give rise to any right of withdrawal for the shareholders of the Company (merger), since the applicable legislation limits such right to the shareholders of Condesa (merged) and the Company holds 100% (one hundred percent) of the share capital of Condesa. Consequently, there is no need to talk about dissenting shareholders, the right to withdraw or the amount of reimbursement as a result of the Condesa merger.

The information on the Condesa Merger can be found in Annex VIII to this Proposal, pursuant to article 22 of RCVM 81.

5. To authorize the Company’s Executive Board to carry out all acts necessary or convenient for the effectuation and implementation of the approved resolutions.

Should the matters on the Agenda be approved by the shareholders, management proposes that the Company’s Executive Board be authorized to carry out any and all acts necessary or convenient for the implementation of such matters, in order to give effect to the approved resolutions.

General Information:

Management hereby informs that shareholders may participate in the AGM either (i) in person (in which case a duly constituted proxy may participate) or (ii) via a remote voting form, in accordance with the documents available on the CVM’s websites (www.cvm.gov.br), B3 (www.b3.com.br), at the Company’s registered office, and on the Company’s Investor Relations website (https://ri.jbs.com.br/).

The Company suggests that, if possible, the shareholders give preference to the use of the ballot paper for participation in the AESM, mainly by sending it to the service providers able to collect and transmit instructions for completing the ballot paper (custodian, registrar or central depositary), given the greater simplicity of such procedure. If it prefers, the shareholder may send its voting instructions accompanied by the documents indicated in the Call Notice directly to JBS: (a) by registering the remote voting guidelines directly on the Atlas AGM platform, available at the link https://atlasagm.com , as well as in applications available free of charge at the Apple Store and Google Play Store under the name “Atlas AGM”, according to the instructions provided for in the Call Notice; or (b) by sending the completed BVD in physical copies, to the following address: Avenida Marginal Direita do Tietê, n. 500, Bloco II, 3º andar, Vila Jaguara, Zip Code 05.118-100, São Paulo/SP, Brazil, or in digitalized copies, to the address ri@jbs.com.br.

In this AESM, as a way to facilitate the participation of its shareholders, JBS will accept proxy instruments, remote voting ballots, and other Documents without notarization, legalization and/or apostille, being certain that the powers of attorney drawn up in a foreign language, before being forwarded to the Company, must be translated into Portuguese.

In any case, the voting instructions must be received by the service providers or by the Company no later than 4 (four) days before the AESM (i.e. no later than April 25, 2025).

Finally, for the shareholders who wish to attend the AESM in person, the Company requests that the documents necessary for the participation of the shareholders be sent through the electronic address https://atlasagm.com or to the email ri@jbs.com.br preferably up to 72 (seventy-two) hours in advance of the meeting, observing that the shareholders who attend the AESM in person may participate and vote if they are provided with the required representation documents, even if they have failed to send them to the Company in advance.

São Paulo, March 28, 2025.

JBS S.A.

Jeremiah Alphonsus O’Callaghan

President of the Board of Directors

ANNEX I TO THE MANAGEMENT’S PROPOSAL FOR THE

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF JBS S.A.

TO BE HELD ON APRIL 29, 2025

COMMENTS FROM EXECUTIVE OFFICERS

(According to item 2 of CVM Resolution 80, of March 29, 2022)

2.	Comments from Executive Officers

2.1.	Comments from Executive Officers on:

a)	General financial and equity conditions

The Company’s Executive Board believes that, through its product diversification strategy, its growth potential and global production and distribution platform, combined with the Company’s position as a leader in the global animal protein market, JBS has sufficient financial and equity conditions to continue its business plan and meet its short- and long-term obligations, including loans and financing, as well as the financing of its activities and funding needs for, at least, the next 12 months.

On December 31, 2024, the debt ratio (current liabilities + non-current liabilities, divided by shareholders’ equity) was 4.00x, higher than the ratio of 3.39x on December 31, 2023, and the ratio of 3.18x on December 31, 2022. The increase recorded on December 31, 2024, was mainly related to the increase in liabilities, in particular current liabilities, from R$47.9 million in 2023 to R$72.2 million in 2024. The increase recorded on December 31, 2023, was mainly related to the distribution of R$2.2 billion in dividends.

On December 31, 2024, the Company’s Leverage Ratio (Net Debt / Adjusted LTM EBITDA) was 2.15x, compared to Leverage Ratio of 4.32x on December 31, 2023. This decrease was due to the Company’s operational improvement in the twelve-month period ended December 31, 2024, compared to the same period in 2023. On December 31, 2022, the Leverage Ratio was 2.29x. The increase recorded on December 31, 2023, was due to lower operating results in 2023 versus 2022.

	On December 31,
	2024	2023	2022
Leverage Ratio	4.00	3.39	3.18
Leverage (*)	2.15	4.32	2.29

(*)	Calculated as Net Debt divided by Adjusted EBITDA or Adjusted LTM EBITDA, as applicable. For Leverage reconciliation, see item 2.5 of this Reference Form.

b)	Capital structure

The Company’s Executive Board believes that its current capital structure has adequate leverage levels, considering its product diversification and global production and distribution platform. The Net Debt ratio (current loans + financing + non-current loans and financing minus cash and cash equivalents) and shareholders’ equity on December 31, 2024, was 166.9%, while on December 31, 2023 and 2022, this ratio was 157.6% and 159.0%, respectively, as shown on the table below:

	On December 31,
(R$ million, except %)	2024	2023	2022
Loans and financing (current)	12,906.1	4,316.4	8,228.6
Loans and financing (non-current)	106,771.2	92,505.5	84,125.5
Gross Debt	119,677.3	96,821.8	92,354.1
(-) Cash and cash equivalents	34,761.5	22,122.4	13,182.2
(-) Cash margin (*)	845.6	641.3	n/a
(=) Net debt	84,070.2	74,058.1	79,171.9
Equity	50,370.4	46,998.3	49,808.9
Net debt-to-equity ratio	166.9%	157.6%	159.0%

(*)	As of June 30, 2023, the Company began to consider the cash margin for the Net Debt calculation.

Annex I-1

On December 31, 2024, 2023 and 2022, the Company recorded a balanced capital structure between its own capital (shareholders’ equity) and third-party capital (loans and financing), as shown in the table below:

	On December 31,
(R$ million, except %)	2024	2023	2022
Shareholders’ equity (own capital)	50,370.4	46,998.3	49,808.9
Loans and financing (third-party capital)	119,677.3	96,821.8	92,354.1
Third-party capital + own capital	170,047.7	143,820.10	124,163.00
Third-party capital / own capital	2.38	2.06	1.85

c)	Capacity to pay financial commitments assumed

As mentioned in the previous item, on December 31, 2024, 2023 and 2022, the Company recorded a balanced capital structure between equity and third-party capital.

The Company’s funding needs mainly refers to: (i) purchase of raw materials, with the acquisition of livestock and grains for animal feed for processing, which represent a significant portion of this account; (ii) tax, labor and social obligations; (iii) payment of interest and principal on loans and financing; (iv) payment of taxes; and (v) capital expenditures related to the acquisition and maintenance of fixed assets.

The Company’s main funding sources are: (i) cash generated by operating activities and (ii) loans and financing.

The Executive Board believes that the Company’s available cash, the cash generation from its operating activities and the refinancing of its existing loans and financing will be sufficient to cover its liquidity needs and financial commitments over the course of the next 12 months.

Adjusted EBITDA from January 1 to December 31, 2024, totaled R$39,039.9 million, and the net financial result for the same period was R$8,963.1 million. Therefore, the Adjusted EBITDA had a coverage ratio of 4.4x the net financial result. The Net Debt balance (as defined in item 2.5 of this Reference Form) on December 31, 2024, was R$84,070.2 million, corresponding to 2.15x the Adjusted EBITDA of the last 12 months (LTM Adjusted EBITDA, as reconciled in item 2.5 of this Reference Form).

Adjusted EBITDA from January 1 to December 31, 2023, totaled R$17,146.1 million, and the net financial result for the same period was R$6,748.0 million. Therefore, the Adjusted EBITDA had a coverage ratio of 2.5x the net financial result. The Net Debt balance (as defined in item 2.5 of this Reference Form) on December 31, 2023, was R$74,058.1 million, corresponding to 4.32x the Adjusted EBITDA.

Adjusted EBITDA from January 1 to December 31, 2022, totaled R$34,568.1 million, and the net financial result for the same period was R$6,352.3 million. Therefore, the Adjusted EBITDA had a coverage ratio of 5.4x the net financial result. The Net Debt balance (as defined in item 2.5 of this Reference Form) on December 31, 2022, was R$79,171.9 million, corresponding to 2.29x the Adjusted EBITDA.

Annex I-2

d)	Funding sources for working capital and investments in non-current assets

The main sources for working capital and investments in non-current assets have been the Company’s own cash generated by operating activities, in addition to loans and other financing. In the last three fiscal years, the Company raised funds through loan and financing operations in the financial and capital markets, which were used to finance its working capital needs and short- and long-term investments.

e)	Funding sources for working capital and investments in non-current assets intended to cover liquidity deficiencies

The Executive Board believes that the cash generated from the Company’s operating activities is sufficient to meet its working capital obligations and investments in non-current assets. If a mismatch occurs between cash and the amounts due in current liabilities, the Company has credit lines with the main commercial banks operating in Brazil, the USA and other countries. The Company may also issue debt securities in the local and international capital markets.

f)	Indebtedness levels and characteristics of such debts, describing:

(i)	Relevant loan and financing agreements

On December 31, 2024, loans and financing totaled R$119,677.3 million, being R$12,906.1 million in current liabilities and R$106,771.2 million in non-current liabilities. On said date, loans and financing accounted for 59.4% of current and non-current liabilities, totaling R$201,565.6 million.

On December 31, 2023, loans and financing totaled R$96,821.8 million, compared to R$92,354.1 million on December 31, 2022, being R$4,316.4 million in current liabilities, against R$8,228.6 million on December 31, 2022, and R$92,505.5 million in non-current liabilities, against R$84,125.5 million on December 31, 2022. On the respective dates, loans and financing accounted for 60.8% and 58.3% of current and non-current liabilities, respectively, in the total amounts of R$159,133.8 million and R$158,301.7 million, respectively.

The Company’s financing strategy has been, and will continue to be over the next few years, as follows: (1) to extend the average debt maturity, including by refinancing current liabilities through borrowings and issuing longer-term debt securities to increase liquidity levels and improve the Company’s strategic, financial and operational flexibility; and (2) to reduce financing costs by accessing financing instruments at lower costs, including through capital markets and export financing.

The Company believes, based on its debt profile on December 31, 2024, and its corporate history, that it will continue to raise funds in U.S. dollars, euros and Brazilian reais to meet its financial obligations. We also believe that the capex investments made in recent years, in addition to capex investments planned for the near future, will allow us to increase our ability to generate cash, strengthen our credit ratios and further allow us to meet financial obligations. The table below shows the breakdown of the Company’s total debt on December 31, 2024, and December 31, 2023 (in R$ thousand).

	Annual Average		Current		Non-Current
Type	Rate	Currency	12/31/24	12/31/23	12/31/24	12/31/23
Foreign currency
ACC	5.94%	USD	6,285.2	252.5	-	-
Prepayment	5.69%	USD	621.1	26.8	-	844.1
FINIMP	6.03%	USD and EUR	3.8	151.5	-	3.1
Credit line - White Stripe	8.45%	USD and CAD	-	14.0	-	-
Working capital - USD	7.49%	USD	38.6	1.8	13.8	12.4
CRA	5.36%	USD	4.5	2.1	403.7	186.2
Credit line - Scott Technology	2.20%	USD	-	-	-	8.8
Credit note - exports	6.96%	USD	633.9	-	-	-
Other	7.03%	Sundry	22.2	-	10.5	-
Subtotal			7,609.3	448.7	427.9	1,054.6

Annex I-3

	Annual Average		Current		Non-Current
Type	Rate	Currency	12/31/24	12/31/23	12/31/24	12/31/23
Local currency
FINAME	6.00%	BRL	0.0	2.3	-	0.0
Prepayment	7.09%	GBP, USD	-	265.8	-	290.5
Notes 2.50% JBS Lux 2027 (1)	2.50%	USD	71.0	55.9	6,132.4	4,774.6
Notes 5.13% JBS Lux 2028 (1)	5.13%	USD	118.2	93.0	5,506.7	4,291.3
Notes 6.50% JBS Lux 2029 (1)	6.50%	USD	5.8	5.2	432.5	377.1
Notes 3.00% JBS Lux 2029 (1)	3.00%	USD	45.8	36.1	3,646.4	2,838.0
Notes 5.50% JBS Lux 2030 (1)	5.50%	USD	193.9	154.5	7,686.5	6,002.9
Notes 3.75% JBS Lux 2031 (1)	3.75%	USD	9.2	7.6	3,027.9	2,398.1
Notes 3.00% JBS Lux 2032 (1)	3.00%	USD	23.2	18.6	6,085.0	4,746.1
Notes 3.63% JBS Lux 2032 (1)	3.63%	USD	99.7	81.0	5,917.0	4,766.1
Notes 5.75% JBS Lux 2033 (1)	5.75%	USD	146.3	142.7	10,070.3	9,687.9
Notes 6.75% JBS Lux 2034 (1)	6.75%	USD	186.2	149.6	9,200.3	7,630.2
Notes 4.38% JBS Lux 2052 (1)	4.38%	USD	100.2	79.0	5,496.8	4,295.4
Notes 6.50% JBS Lux 2052 (1)	6.50%	USD	50.2	40.6	9,450.1	7,394.0
Notes 7.25% JBS Lux 2053 (1)	7.25%	USD	49.8	90.4	5,469.1	4,275.9
Notes 4.25% PPC 2031	4.25%	USD	46.9	43.4	5,227.6	4,765.8
Notes 3.50% PPC 2032	3.50%	USD	64.5	50.8	5,525.1	4,314.5
Notes 6.25% PPC 2033	6.25%	USD	187.5	212.6	5,981.8	4,763.9
Notes 6.88% PPC 2034	6.88%	USD	26.0	37.0	3,009.9	2,346.0
Working capital - BRL	10.99%	BRL	-	24.6	-	79.1
Working capital - EUR	3.78%	EUR	134.9	83.5	53.8	49.3
Credit note - exports	13.48%	BRL	5.3	14.1	5.2	1,039.6
CDC	15.29%	BRL	57.9	103.1	5.0	43.7
Livestock costing - Pre	11.01%	BRL	2,114.6	1,176.1	-	-
CRA	6.85%	BRL	70.7	721.6	7,544.1	9,747.0
Credit line - Scott Technology	7.69%	USD, EUR	-	97.2	-	2.6
Credit line - Beardstown Pace	3.65%	USD	-	32.4	-	313.2
JBS Australia Confinement Agreement	2.76%	AUD	-	4.8	-	164.9
Commercial Notes	5.10%	-	1,251.7	-	-	-
Other	6.63%	Sundry	237.3	44.1	869.7	53.3
Subtotal			5,296.9	3,867.7	106,343.3	91,450.9
Total			12,906.1	4,316.4	106,771.2	92,505.5

(1)	Corresponds to the debt registered with the Securities Exchange Commission (SEC) on October 25, 2024.

The table below shows the debt schedule in the total amount of R$119,677.3 million, on December 31, 2024:

Maturity	12/31/2024
2025	12,906.1
2026	234.4
2027	6,244.3
2028	6,086.7
2029	4,370.2
2030	8,457.6
2030 onwards	81,377.9
Total	119,677.3

Annex I-4

Financial Contracts

The most relevant financial contracts in force are shown in the table below, as reported on December 31, 2024, including any contractual restrictions imposed on the Company. To date, and to the best of Management’s understanding, the Company is complying with these clauses.

Type	Issuers and guarantors	Covenants / Guarantees	Events of Default
Senior Secured Credit Facility - JBS Lux

Issuers:

-JBS USA Holding Lux S.à.r.l.

-JBS USA Food Company;

-JBS Australia Pty. Ltd.;

-JBS Food Canada ULC.

Guarantors:

-JBS S.A.;

-JBS Global Luxembourg S.à.r.l.;

-JBS Global Meat Holdings Pty. Limited.

Common and customary covenants given that the Company is “investment grade” and subject to customary exceptions, but limited to: (i) occurrence of “priority debt”, such as mortgage liens, guarantee, taxes payable; (ii) liens; (iii) fundamental changes in the indentures of the notes, (iv) leases, (v) sales of all or substantially all of the assets of the Issuers and their subsidiaries, (vi) changes in business lines and (vii) changes in fiscal year.

The credit agreement also requires compliance with a maximum debt limit for capitalization of 55.0% (the “Financial Maintenance Covenant”). The Issuers may notify the administrative agent of the security deposit, electing to provide a complete unconditional guarantee by first priority real right for substantially all of the USA assets. From the date of the security deposit, the financial maintenance of the covenant will no longer be in effect and the Revolving Credit Facility will become available, limited to the coverage of the guarantee amount, but limited to: 1) liens, 2) debt levels, 3) sales and other asset disposals, 4) dividends, distributions and other payments related to equity interests, 5) investments, acquisitions, loans and advances, and 6) voluntary prepayments, redemptions or repurchases of material unsecured subordinated debt. In each case, clauses 1 to 6 are subject to certain exceptions that may be relevant.

Customary events of default(1)
Notes 2.50% JBS Lux 2027
Notes 5.13% JBS Lux 2028
Notes 6.50% JBS Lux 2029
Notes 3.00% JBS Lux 2029
Notes 5.50% JBS Lux 2030 Notes 3.75% JBS Lux 2031 Notes 3.00% JBS Lux 2032 Notes 3.63% JBS Lux 2032 Notes 5.75% JBS Lux 2033

Issuers:

-JBS USA Holding Lux S.à.r.l. -JBS USA Food Company (JBS USA);

- JBS USA Foods Group Holdings, Inc. (USA)

Guarantors:

- JBS S.A. (JBS S.A.);

-JBS Global Luxembourg S.à r.l (JBS Global Lux);

-JBS Global Meat Holdings Pty. Limited (JBS Global Meat).

		These notes contain restrictive covenants applicable to the Company and its significant subsidiaries, including limitations on liens, sale and leaseback transactions, mergers, consolidations and asset divestments. These limitations are subject to certain exceptions that may be relevant.	The Notes contain customary events of default(1).
Notes 6.75% JBS Lux 2034
Notes 4.38% JBS Lux 2052

Annex I-5

Type	Issuers and guarantors	Covenants / Guarantees	Events of Default
Notes 6.50% JBS Lux 2052
Notes 7.25% JBS Lux 2053
Notes 4.25% PPC 2031 Notes 3.50% PPC 2032 Notes 6.25% PPC 2033	Issuers: -Pilgrim’s Pride Corporation. Guarantors: -Pilgrim’s Pride Corporation of West Virginia, Inc.;

These notes contain restrictive covenants applicable to PPC and its significant subsidiaries, including limitations on liens, sale and leaseback transactions, mergers, consolidations and asset divestments. These limitations are subject to certain exceptions that may be relevant.

The Notes contain customary events of default(1).
Notes 6.88% PPC 2034
On October 4, 2023, PPC and a few of its subsidiaries signed an Unsecured Revolving Credit Agreement with CoBank, with ACB as the administrative agent and other lending parties that replaced the 2021 U.S. Credit Facility.
The credit agreement increased the availability under the revolving loan commitment, from US$800.0 million to US$850.0 million, and also amended covenants and extended the maturity date from August 2026 to October 2028.
PPC Credit Line - Revolving Credit	Issuers: -Pilgrim’s Pride Corporation; -To-Ricos Ltd. -To-Ricos Distribution, LTD.	The revolving credit line also requires compliance with a minimum interest coverage ratio of 3.50 (the “Financial Maintenance Covenant”). The Borrowers may notify the administrative agent of the security deposit, electing to provide a complete unconditional guarantee plus security interest by first priority right for substantially all of the USA assets. From the cure date of the security deposit and after the cure date of the guarantee, the financial maintenance covenant will no longer be in effect and the Revolving Credit Facility will become limited to the coverage of the guarantee amount and may be subject to a minimum fixed charges coverage rate if utilization exceeds 80%, also limited to: 1) liens, 2) debt levels, 3) sales and other asset disposals, 4) dividends, distributions and other payments related to equity interests, 5) investments, acquisitions, loans and advances, and 6) voluntary prepayments, redemptions or repurchases of material unsecured subordinated debt. In each case, clauses 1 to 6 are subject to certain exceptions that may be relevant.	Customary events of default(1)
Moy Park Holdings (Europe) Limited Credit Line - Revolving Credit

Issuer:

- Moy Park Limited

-Pilgrim’s Pride Limited -Pilgrim’s Food Masters UK Limited

- Pilgrim’s Food Masters Ireland Limited

- Pilgrim’s Shared Services Limited

Guarantors:

- Moy Park Limited

- Moy Park Holdings (Europe) Limited

- Consumer Foods Van Sales Limited

- Onix Investments UK Limited

- Rollover Limited

- Oakhouse Limited

- Attleborough Foods Limited

- Noon Products Limited

- Spurway Foods Limited

- Pilgrim’s Pride Limited

The Revolving Credit Facility requires compliance with a minimum interest coverage ratio of 3.00:1.00 and the leverage ratio must not exceed 3.00:1.00.

Customary agreements may limit the ability of Moy Park Holdings (Europe) Limited and the Borrowers or Guarantors to, among others:

- sell or dispose of certain assets;

- change the overall nature of the company’s main activity;

- hire certain additional debts;

- declare certain dividends, stock awards or stock repurchases.

Customary events of default(1)

Annex I-6

Type	Issuers and guarantors	Covenants / Guarantees	Events of Default
Issuer: - Primo Foods Pty Ltd.
Primo ANZ Credit Line

Guarantors:

- Industry Park Pty Ltd;

-Primo Foods Pty Ltd; -Australian Consolidated Food Holdings Pty Limited;

-Australian Consolidated Food Investments Pty Limited;

-Primo Group Holdings Pty Limited;

-Primo Meats Pty Ltd;

-Hans Continental

Smallgoods Pty Ltd;

-P& H Investments 1 Pty Ltd;

-Hunter Valley Quality Meats Pty Limited;

-Seven Point Pork Pty Ltd;

-P&H Investments 2 Pty Ltd;

-Primo Retail Pty Ltd;

-Primo Meats Admin Pty Ltd;

-Premier Beehive

Holdco Pty Ltd;

-Premier Beehive NZ.

The credit line contains contractual restrictions that may limit the ability of Primo and certain of its subsidiaries to, among others:

- sell or dispose of certain assets;

- change the overall nature of the company’s main activity;

- hire certain additional debts;

- create liens;

- pay certain dividends, reserves or stock repurchases.

Customary events of default(1)
Credit line - Huon

Issuer: Huon Aquaculture Group Limited

Guarantors:

-Industry Park Pty Ltd;

-Huon Aquaculture Group Limited;

-Huon Aquaculture Company Pty Ltd;

-Springs Smoked Seafoods Pty Ltd ;

-Springfield Hatcheries Pty Ltd;

-Huon Ocean Trout Pty Ltd;

-Meadow Bank Hatchery Pty Ltd;

-Morrison’s Seafood Pty Ltd;

-Southern Ocean Trout Pty Ltd;

-Huon Shellfish Co Pty Ltd;

-Spring Smoked Salmon Pty Ltd;

-Huon Salmon Pty Ltd;

-Huon Smoked Salmon Pty Ltd;

-Huon Smoked Seafoods Pty Ltd;

-Huon Seafoods Pty Ltd;

-Huon Tasmanian Salmon Pty Ltd.

The credit line contains contractual restrictions that may limit the ability of Huon and certain of its subsidiaries to, among others:

- sell or dispose of certain assets;

- change the overall nature of the company’s main activity;

- hire certain additional debts; - create liens;

- pay certain dividends, reserves or stock repurchases.

Customary events of default(1)

Annex I-7

Type	Issuers and guarantors	Covenants / Guarantees	Events of Default
JBS Australia & Rivalea Credit Line

Issuers:

-JBS Australia Pty Limited;

-Rivalea (Australia) Pty Ltd.

Guarantors:

-JBS Australia Pty Limited;

-Diamond Valley Pork Pty Ltd;

-Oxdale Dairy Enterprise Pty Ltd;

-Rivalea (Australia) Pty Ltd

-Industry Park Pty Ltd.

The credit line contains contractual restrictions that may limit the ability of JBS Australia and Rivalea and certain of its subsidiaries to, among others:

- sell or dispose of certain assets;

- change the overall nature of the company’s main activity;

- hire certain additional debts; - create liens;

- pay certain dividends, reserves or stock repurchases.

Customary events of default(1)
AMI Credit Line	Issuer: -Andrews Meat Industries Pty Ltd.

The credit line contains contractual restrictions that may limit the ability of JBS Australia and Rivalea and certain of its subsidiaries to, among others:

- sell or dispose of certain assets;

- change the overall nature of the company’s main activity;

- hire certain additional debts; - create liens;

- pay certain dividends, reserves or stock repurchases.

Customary events of default(1)
WSF NAB Credit Line	Issuer: -White Stripe Foods Pty Ltd.

The credit line contains contractual restrictions that may limit the ability of WSF and certain of its subsidiaries to, among others:

- sell or dispose of certain assets;

- change the overall nature of the company’s main activity;

Customary events of default(1)
Mexicana Credit Line	Issuer: -Pilgrim’s Pride, S. de R.L. de C.V. Guarantors: -Avícola Pilgrim’s Pride de Mexico, SA de CV.	The credit line includes clauses that may limit the company’s ability to make investments, act as guarantor to third-party obligations, change its corporate purpose or line of business and initiate a liquidation process. These limitations are subject to certain exceptions that may be relevant.	Customary events of default(1)
Commercial Notes Line

Issuers:

-JBS USA Holding Lux S.à.r.l.

-JBS USA Food Company (JBS USA);

-JBS USA Foods Group Holdings, Inc. (USA)

Guarantors: - JBS S.A. (JBS S.A.);

-JBS Global Luxembourg S.à r.l (JBS Global Lux); -JBS Global Meat Holdings Pty. Limited (JBS Global Meat).

		On December 10, 2024, the subsidiary JBS USA Food Company began issuing commercial notes, allowing funds to be raised with maturity of up to 397 days at competitive interest rates, which vary according to the term of the notes. On December 29, 2024, outstanding borrowings totaled US$202.1 million, net of discounts related to the issuances. The weighted average interest rate on outstanding commercial notes was 5.10%, with maturities of less than 30 days.	Customary events of default(1)

Annex I-8

Type	Issuers and guarantors	Covenants / Guarantees	Events of Default
8th Issue of CRA Debentures
9th Issue of CRA Debentures 10th Issue of CRA Debentures	Issuer: JBS S.A.

Customary contractual restrictions that may limit the Company’s ability to, among others:

- create liens;

- sell or dispose, to third parties, all or substantially all of its assets;

- carry out a spin-off, merger or incorporation of the Company and/or its Subsidiaries by third parties;

- pay dividends if the issuer is in default with any of its monetary obligations under the terms of the issuance indenture.

Customary events of default(1)
11th Issue of CRA Debentures
1st issue of CRA Rural Certificate	Issuer: Seara Alimentos Ltda. Guarantor: JBS S.A.

Customary contractual restrictions that may limit the Company’s ability to, among others:

- create liens;

- sell or dispose, to third parties, all or substantially all of its assets;

- carry out a spin-off, merger or incorporation of the Company and/or its Subsidiaries by third parties;

- pay dividends if the issuer is in default with any of its monetary obligations under the terms of the issuance indenture.

Customary events of default(1)

(1)	Customary events of default include non-compliance or failure to meet terms, contractual restrictions or other agreements provided in each respective credit line, default on other debts if leads to early payment, failure to pay other debts forgiven or extended within the limits of the applicable grace period, issuance of unfavorable court judgments or decisions against the issuer or its subsidiaries, and certain events related to bankruptcy and insolvency matters.

The Company declares that it was in compliance with all contractual restrictions, as of December 31, 2024, and up to the approval date for the financial statements for the twelve-month period ended December 31, 2024.

●	Other relevant information:

On October 25, 2024, exchange offers were launched for the following 13 existing series of notes issued by JBS USA Food Company and JBS Luxemborug Company S.à.r.l.: (1) US$1,507,046,000 in total principal amount for the 6.750% Senior Notes due 2034; (2) US$900,000,000 in total principal amount for the 7.250% Senior Notes due 2053; (3) US$3,062,000 in total principal amount for the 2.500% Senior Notes due 2027; (4) US$20,416,000 in total principal amount for the 5.125% Senior Notes due 2028; (5) US$803,000 in total principal amount for the 6.500% Senior Notes due 2029; (6) US$343,000 in total principal amount for the 3.000% Senior Notes due 2029; (7) US$4,320,000 in total principal amount for the 5.500% Senior Notes due 2030; (8) US$909,000 in total principal amount for the 3.750% Senior Notes due 2031; (9) US$16,974,000 in total principal amount for the 3.000% Senior Notes due 2032; (10) US$10,598,000 in total principal amount for the 3.625% Senior Notes due 2032; (11) US$483,000 in total principal amount for the 5.750% Senior Notes due 2033; (12) US$115,000 in total principal amount for the 4.375% Senior Notes due 2052; and (13) US$343,000 in total principal amount for the 6.500% Senior Notes due 2052, in each case, for the same principal amount of newly issued registered exchange notes for newly registered debt securities.

Annex I-9

The Exchange Offer expired on November 25, 2024 and approximately 99% of the aggregate principal amount of the existing notes have been exchanged.

o	Sustainability-linked securities

We issued three series of fixed-rate sustainability-linked debt securities in the international capital markets, as follows:

●	JBS USA 3.625% Sustainability-Linked Bonds due January 2032, in a total principal amount of $969.1 million;

●	JBS USA 3.000% Sustainability-Linked Bonds due May 2032, in a total principal amount of $1.0 billion;

●	PPC 4.250% Sustainability-Linked Bonds due April 2031, in a total principal amount of $855.7 million;

As described below, each series of sustainability-linked bonds has certain sustainability performance targets for JBS S.A., JBS USA or PPC, which, if not met, will increase the interest rate payable on the respective bonds. However, it is possible that these securities do not meet investor requirements or any future legal, paralegal or other standards for investments in assets with sustainability characteristics. Furthermore, none of its issuers or guarantors commit to (i) allocate the net proceeds specifically to projects or business activities that meet sustainability criteria or (ii) be subject to any other limitations or requirements that may be associated with green bonds, social bonds or sustainability bonds in any specific market.

The sustainability performance targets applicable to the bonds have been uniquely tailored to the business, operations and capabilities of JBS S.A., JBS USA and PPC and, therefore, are not appropriate for benchmarking against similar sustainability performance targets and relative performance of other companies. In addition, as there is currently no officially accepted definition (legal, regulatory or otherwise), nor a market consensus on what criteria a given financial instrument must meet to qualify as “green”, “social”, “sustainable” or “sustainability-linked” (the requirements of any label may change from time to time), no guarantee has been, or could be given, to investors by the issuers or guarantors of the securities, or by any third party opinion giver or qualified third party assurance or attestation service provider appointed by each company (“External Verifier”) that the securities will meet any or all investor expectations regarding the securities or their sustainability performance targets qualified as “green”, “social”, “sustainable” or “sustainability-linked”, or that any adverse social and/or other impacts will not occur in connection with JBS S.A., JBS USA and/or PPC in aiming to achieve their respective sustainability performance targets or when using the net proceeds from these securities.

Also, no guarantee or representation has been given by the issuers and guarantors of the notes, nor by any third party opinion givers or External Reviewer regarding the suitability or reliability, for any purpose of any opinion, report or certification of any third party in connection with the securities or the related sustainability performance targets, for the purpose of meeting any green, social, sustainability, sustainability-related and/or other criteria. Any opinion, report or certification is not – and should not be – considered.

There is no assurance regarding to what extent JBS S.A., JBS USA and/or PPC will be successful in significantly reducing their greenhouse gas emissions. Although failure to meet applicable sustainability performance targets will cause an increase in the interest rate on the notes, such failure will not constitute an event of default under the terms of the notes, nor are the issuers and/or guarantors of such notes obligated to repurchase or redeem any notes in such circumstances.

Annex I-10

o	JBS USA 3.625% Sustainability-Linked Bonds due January 2032

In June 2021, JBS S.A. adopted the Sustainability-Linked Bond Framework, establishing its strategic sustainability priorities and defining objectives related to one of its main priority areas: Intensity of Global Greenhouse Gas Emissions (as defined below). JBS S.A.’s long-term goal is to reduce the Intensity of its Global Greenhouse Gas Emissions by the end of 2030, measured against 2019 as the base year. As part of this objective, JBS S.A. established a Sustainability Performance Target consisting of reducing the Intensity of its Global Greenhouse Gas Emissions by 16.4% by December 31, 2025, based on linear annual improvements against 2019 as the base year, resulting in a 30% reduction by the end of 2030, subject to certain exclusions related to significant acquisitions and changes in laws and regulations.

JBS S.A. defines the “Intensity of its Global Greenhouse Gas Emissions Intensity” as MTCO2e divided by tons (“MTCO2e/MT”) produced. JBS S.A. defines “MTCO2e” as the sum of Scope 1 emissions (primarily from combusted fuels, dry ice/gaseous CO2 used to support the manufacturing process and wastewater treatment systems), in addition to Scope 2 emissions (primarily from purchased electricity) during a given period of JBS S.A.’s global operations, measured in tons of carbon dioxide equivalent and “tons produced” as the sum of fresh, frozen and value-added beef, chicken and pork, as well as respective processed by-products and offal produced during a given period, measured as incremental tons. In the year ended December 31, 2019, the Intensity of JBS S.A.’s Global Greenhouse Gas Emissions Intensity was 0.2693 MTCO2e/MT produced (Scope 1 and 2), subject to third party verification.

Under the terms of the JBS USA 3.625% Sustainability-Linked Notes due January 2032, if JBS S.A. fails to meet the Sustainability Performance Target, proven and confirmed to the administrator along with a related confirmation from an External Reviewer at least 30 days prior to January 15, 2027, the interest rate payable on the notes shall increase by 25 basis points from January 15, 2027 to the maturity date on January 15, 2032.

o	JBS USA 3.000% Sustainability-Linked Bonds due May 2032

In November 2021, JBS USA adopted the Sustainability-Linked Bond Framework, establishing its strategic sustainability priorities and defining objectives related to one of its main priority areas: Intensity of Global Greenhouse Gas Emissions (as defined below). JBS USA’s long-term goal is to reduce the Intensity of its Global Greenhouse Gas Emissions by the end of 2030, measured against 2019 as the base year. As part of this objective, JBS USA established a Sustainability Performance Target consisting of reducing the Intensity of its Global Greenhouse Gas Emissions by 20.30% by December 31, 2026, based on linear annual improvements against 2019 as the base year, resulting in a 30% reduction by the end of 2030, subject to certain exclusions related to significant acquisitions and changes in laws and regulations.

JBS USA defines the “Intensity of its Global Greenhouse Gas Emissions Intensity” as MTCO2e divided by tons (“MTCO2e/MT”) produced. JBS USA defines “MTCO2e” as the sum of Scope 1 emissions (primarily from combusted fuels, dry ice/gaseous CO2 used to support the manufacturing process and wastewater treatment systems), in addition to Scope 2 emissions (primarily from purchased electricity) during a given period of JBS USA’s global operations, measured in tons of carbon dioxide equivalent and “tons produced” as the sum of fresh, frozen and value-added beef, chicken and pork, as well as respective processed by-products and offal produced during a given period, measured as incremental tons. In the year ended December 31, 2019, the Intensity of JBS S.A.’s Global Greenhouse Gas Emissions Intensity was 0.23807 MTCO2e/MT produced (Scope 1 and 2), subject to third party verification.

Under the terms of the JBS USA 3.000% Sustainability-Linked Notes due May 2032, if JBS S.A. fails to meet the Sustainability Performance Target, proven and confirmed to the administrator along with a related confirmation from an External Reviewer at least six months prior to December 31, 2026, the interest rate payable on the notes shall increase by 0.25 percentage points from November 15, 2027 to the maturity date on May 15, 2032.

o	PPC 4.250% Sustainability-Linked Bonds due April 2031

In March 2021, PPC adopted the Sustainability-Linked Bond Framework, establishing its strategic sustainability priorities and defining objectives related to one of its main priority areas: Greenhouse Gas Emissions (as defined below). PPC’s long-term goal is to reduce the Intensity of its Global Greenhouse Gas Emissions by the end of 2030, measured against 2019 as the base year. As part of this objective, PPC established a Sustainability Performance Target consisting of reducing the Intensity of its Global Greenhouse Gas Emissions by 17.679% by December 31, 2025, based on linear annual improvements against 2019 as the base year, resulting in a 30% reduction by the end of 2030, subject to certain exclusions related to significant acquisitions and changes in laws and regulations.

Annex I-11

PPC defines the “Intensity of its Global Greenhouse Gas Emissions Intensity” as tCO2e divided by 100 pounds (“tCO2e/100 pounds”) produced. PPC defines “tCO2e” as the sum of Scope 1 emissions (from fixed and mobile sources), and Scope 2 emissions (primarily from indirect emissions) during a given period of its global operations, including but not limited to the use of dry ice, measured in tons of carbon dioxide equivalent, in addition to “pounds produced” as the sum of fresh, frozen and value-added beef, chicken and pork, as well as respective processed by-products and offal produced during a given period, measured as incremental 100 pounds. In the year ended December 31, 2019, the Intensity of PPC’s Global Greenhouse Gas Emissions Intensity was 0.00988 tCO2e/100 pounds produced, subject to third party verification.

Under the terms of the PPC 4.250% Sustainability-Linked Notes due April 2031, if PPC fails to meet the Sustainability Performance Target, proven and confirmed to the administrator along with a related confirmation from an External Reviewer at least 30 days prior to October 15, 2026, the interest rate payable on the notes shall increase by 0.25 percentage points from October 15, 2026 to the maturity date on April 15, 2031.

o	JBS S.A. - Revolving Credit

On August 5, 2022, JBS S.A. and its subsidiaries JBS Investments Luxembourg S.à.r.l., Seara Meats B.V. and Seara Alimentos Ltda., as borrowers and guarantors, signed an unsecured revolving credit facility in the amount of US$450.0 million. Any loan taken out by one of the borrowers will be guaranteed by the other three borrowers. The approved revolving credit facility may be increased to US$500.0 million under an accordion style expansion mechanism, effective as of November 2024, after obtaining commitments from the lender. The revolving credit facility initially matured in August 2025, and included two one-year extensions, which were exercised by the borrower and duly accepted by all counterparties. Under the terms of the revolving credit facility, the interest rate for any borrowing shall accrue at an adjusted secured overnight financing rate (“SOFR”), plus applicable margins based on JBS S.A.’s corporate rating. On December 31, 2024, there were no outstanding borrowings under the JBS S.A. revolving credit facility.

o	JBS USA Senior Unsecured Revolving Credit Facility

On November 1, 2022, JBS USA, JBS USA Food Company, JBS USA Finance, Inc., JBS Australia and JBS Canada, as borrowers, signed an unsecured revolving credit facility (“Senior Unsecured Revolving Credit Facility”), with Bank of Montreal, as the administrative agent, and the lending parties. The Senior Unsecured Revolving Credit Facility provides for a revolving credit commitment of up to US$1,500.0 million, maturing in 2027, with two one-year extension options, at the discretion of each lender. The credit facility is available in two tranches of US$800.0 million and US$700.0 million, and in multiple currencies, subject to sub-limits regarding any amounts borrowed in currencies other than the amounts borrowed in U.S. dollars. These loans bear interest at the applicable reference rate, or the preferred rate plus applicable margins, based on JBS USA’s corporate credit rating or corporate family rating.

Guarantees. Subject to the Collateral Adjustment described below, the loans are guaranteed by JBS S.A., by some of the direct or indirect parent companies of JBS USA, by each of the borrowers under the Senior Unsecured Revolving Credit Facility and by any subsidiary of JBS USA that guarantees the relevant indebtedness of any borrower or any subsidiary that is a guarantor. Following a Collateral Adjustment (as described below), each wholly owned subsidiary of each borrower is required to become a guarantor.

Commitments. The Senior Unsecured Revolving Credit Facility contains customary representations and guarantees, covenants and events of default. In addition, the “Senior Unsecured Revolving Credit Facility” and subject to the Collateral Adjustment, below is a description of the financial maintenance covenant that requires compliance with a maximum total debt capitalization ratio of 55.0%, which will be tested at the end of each fiscal quarter of the borrowers (the “Financial Maintenance Covenant”).

Adjustment to the Guarantee. After the end of any fiscal quarter, borrowers may notify they will not comply with the Financial Maintenance Covenant and may, instead, elect to have the borrowers, guarantors and each subsidiary guarantor offer collateral relating to the previously secured revolving credit facility (the “Collateral Adjustment”). As of and after the Collateral Adjustment date, the Financial Maintenance Covenant will no longer be in effect and the availability provided under the Senior Unsecured Revolving Credit Facility will be limited and subject to collateral coverage, at an advancement rate of 75% on U.S. receivables and an advancement rate of 50% on U.S. inventory, subject to certain exceptions.

On December 31, 2024, there were no outstanding loans relating to the JBS USA Senior Unsecured Revolving Credit Facility.

Annex I-12

o	JBS USA Commercial Notes Program

On December 2, 2024, we launched our commercial notes program. The program allows JBS USA, JBS USA Food Company and JBS USA Foods Group Holdings to issue up to $1.0 billion in total principal amount of unsecured short-term notes, without a registration requirement under the Securities Act. On December 31, 2024, the total principal amount outstanding of the Commercial Notes Program was $187.5 million.

o	PPC Credit Line

On October 4, 2023, PPC and certain of its subsidiaries signed a Syndicated Revolving Credit Facility Agreement (“PPC Revolving Credit Facility”) with CoBank, with ACB as the administrative agent and collateral agent, and other lending parties. The PPC Revolving Credit Facility provides for a revolving loan facility of US$850.0 million, maturing in 2028. Borrowings under the PPC Revolving Credit Facility bear interest at an annual rate equal to the SOFR, or the prime rate, plus applicable margins based on PPC’s credit ratings.

The PPC Revolving Credit Facility is not guaranteed by any of PPC’s subsidiaries. Following the PPC Collateral Cure, each wholly owned subsidiary of each borrower is required to become a guarantor (with certain subsidiaries exempt from becoming a guarantor). The PPC Revolving Credit Facility contains customary representations and guarantees, covenants and events of default. The PPC Revolving Credit Facility imposes certain limitations and restrictions on PPC and its restricted subsidiaries including, without limitations: 1) liens, 2) debt levels, 3) sales and other asset disposals, 4) dividends, distributions and other payments related to equity interests, 5) investments, and 6) voluntary prepayments, redemptions or repurchases of junior debts, in each case, subject to certain exceptions which may be material and some of these clauses only apply to PPC after the occurrence of certain trigger events. In addition, the PPC Revolving Credit Facility, subject to PPC’s Collateral Cure, includes a financial maintenance covenant that requires PPC not to allow its interest coverage ratio to fall below 3.50:1.00, which shall be tested at the end of each of PPC’s fiscal quarter (“PPC Financial Maintenance Agreement”).

After the end of any fiscal quarter, PPC may notify that it will not be complying with the PPC Financial Maintenance Covenant and may instead elect to have the borrowers and each subsidiary guarantor to provide security interests in the collateral that secured PPC’s prior secured credit facility (“PPC Collateral Cure”). Following the Collateral Adjustment date, the PPC Financial Maintenance Covenant will no longer be in effect and the availability provided under the PPC Revolving Credit Facility will be limited and subject to collateral coverage, at an advancement rate of 75% on U.S. receivables and an advancement rate of 50% on U.S. inventory, subject to certain exceptions.

We are currently in compliance with the PPC Revolving Credit Facility agreements.

On December 31, 2024, PPC had outstanding letters of credit and available limits under the revolving credit commitment of $24.2 million and $825.8 million, respectively. There were no outstanding loans on December 31, 2024.

o	JBS S.A. Agribusiness Receivables Certificates

From October 2019 to May 2024, JBS S.A. issued several series of unsecured non-convertible debentures for private placement, with maturities ranging from 2024 to 2044. These debentures are issued in Brazilian reais and accrue interest at different rates and indexes, with an average annual interest rate of 6.90% on December 31, 2024. A major part of these debentures have their principal amount updated by the IPCA (Broad National Consumer Price Index). These debentures are part of a securitization of agribusiness receivables that resulted in the issuance of agribusiness receivables certificates (“CRAs”). The net proceeds from the issuance of these debentures have been used primarily to purchase cattle, natural products and other inputs required for the processing or industrialization of cattle, including slaughter, by-products and manufacture of meat products from the primary slaughter process mentioned above, as well as the sale of products and by-products resulting from this process, including export, intermediation, storage and transportation of products, by-products and derivatives.

o	Seara Alimentos Agribusiness Receivables Certificates

On October 3, 2024, Seara Alimentos Ltda., a Company subsidiary, concluded the issuance of three rural product notes for financial settlement (“Financial CPRs”) in the total amount of R$1,502,580,000.00, with a personal guarantee from the Company, with maturity ranging from September 5, 2029, and September 15, 2044. Financial CPRs will be remunerated at an annual interest ranging from 5.3000% and 6.8408%. Financial CPRs are part of a securitization of agribusiness receivables that resulted in the issuance of agribusiness receivables certificates (“CRAs”). The net proceeds from the issuance of Financial CPRs will be used by Seara to acquire agricultural products, namely fresh corn. The contracts governing the CRA have customary obligations and early maturity events; however, they do not include any financial covenants.

Annex I-13

o	Contractual Obligations

The chart below shows the fair value of the Company’s financial liabilities by maturity on December 31, 2024:

Contractual Obligations (R$ million)	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
Suppliers	38,356.5	-	-	-	38,356.5
Borrowings and financing	12,906.1	12,565.4	12,827.9	81,377.9	119,677.3
Estimated interest on loans and financing (1)	15,222.6	15,113.1	5,201.2	35,110.4	70,647.4
Derivative financial liabilities	1,027.8	619.8	-	-	1,647.6
Leases payable	2,078.6	3,555.1	1,457.8	3,646.1	10,737.6
Other current and non-current liabilities	67.5	101.3	-	-	168.8

(1)	Includes interest on the loans and financing balance. Payments are estimated by the variable debt rate based on the effective interest rate on December 31, 2024. Payments in foreign currency are estimated by the exchange rate on December 31, 2024.

(ii) Other long-term relationships with financial institutions

The Company has other long-term relationships with financial institutions aimed at maintaining the course of its businesses, such as agreements with financial institutions for promoting credit access to rural producers, partners responsible for raising chickens and hogs, to finance the expansion and improvement of their operations, and agreements with financial institutions to pay salaries and benefits to its employees.

Additionally, the Company has agreements with some financial institutions aimed at improving its working capital management through the sale of credits held by it to certain customers in the domestic and foreign markets, and also through facilitating credit advancements that its suppliers have against the Company.

The Company may also use derivative transactions to hedge its exposure to certain market fluctuations.

(iii) Level of subordination between debts

There is no degree of contractual subordination between the Company’s unsecured loans and financing. Financial debts secured with collateral have preferences and prerogatives provided for in law.

On December 31, 2024, a portion representing less than 1% of total loans and financing were secured.

Annex I-14

(iv) Any restrictions imposed to the Company, especially regarding indebtedness limits, the contracting of new debt, the distribution of dividends, the disposal of assets, the issue of new securities, and the disposal of shareholding control, as well as whether the Company has been complying with these restrictions.

On the date of this Reference Form, JBS was complying with all obligations contained in its loan and financing agreements. It is worth mentioning that, in September 2024, the Company carried out the early redemption of all CRAs that still had financial covenants, meaning that it no longer has any financial covenants on its loans and financing. However, JBS USA and PPC have revolving credit facilities, which do not have outstanding borrowings, but have the following financial covenants:

Contract	Financial Covenant	Effective index on December 31, 2024
JBS S.A. Revolving Credit Line – Bank of Montreal	Maximum total capitalization debt of 55.0%	45.6%
PPC Revolving Credit Line – CoBank, ACB	Interest coverage ratio greater than 3.50:1.00	12.85 : 1.00

g)	Limits of contracted financing and percentages already used

On December 31, 2024, JBS had a total of R$119,677.3 million in loans and financing. Additionally, JBS USA has US$2,853.0 million available in revolving and secured credit facilities, equivalent to R$17,666.5 million at the exchange rate on December 31, 2024, and JBS S.A. had US$500.0 million available in revolving and secured credit facilities, equivalent to R$3,096.2 million at the exchange rate on December 31, 2024.

h)	Significant changes in items of the income statement and the cash flow

Twelve-month period ended December 31, 2024, compared to the twelve-month period ended December 31, 2023

Consolidated Income Statement (R$ million)	12.31.2024	%NOR	12.31.2023	%NOR	chg. (%)	chg. (R$)

Net Revenue	416,952.0	100.0%	363,816.5	100.0%	14.6%	53,135.5
Cost of sales	(354,179.0)	-84.9%	(324,167.5)	-89.1%	9.3%	(30,011.5)
Gross Profit	62,773.0	15.1%	39,649.0	10.9%	58.3%	23,124.0

Selling expenses	(26,116.5)	-6.3%	(22,941.2)	-6.3%	13.8%	(3,175.3)
General and administrative expenses	(12,305.3)	-3.0%	(11,547.1)	-3.2%	6.6%	(758.2)
Other expenses	(1,045.5)	-0.3%	(613.1)	-0.2%	70.5%	(432.4)
Other income	457.7	0.1%	754.6	0.2%	-39.3%	(296.9)
Net Operating Expenses	(39,009.6)	-9.4%	(34,346.7)	-9.4%	13.6%	(4,662.8)

Operating Profit	23,763.4	5.7%	5,302.3	1.5%	348.2%	18,461.1

Finance income	3,885.2	0.9%	2,914.0	0.8%	33.3%	971.2
Finance expense	(12,848.3)	-3.1%	(9,662.0)	-2.7%	33.0%	(3,186.4)
Net Finance Expense	(8,963.1)	-2.1%	(6,748.0)	-1.9%	32.8%	(2,215.2)

Share of profit of equity-accounted investees, net of tax	20.4	0.0%	47.6	0.0%	-57.2%	(27.3)

Profit (loss) Before Taxes	14,820.6	3.6%	(1,398.1)	-0.4%	-1160.1%	16,218.7

Current income taxes	(4,881.9)	-1.2%	(338.5)	-0.1%	1342.4%	(4,543.5)
Deferred income taxes	765.3	0.2%	1,007.4	0.3%	-24.0%	(242.1)
Total Income Taxes	(4,116.6)	-1.0%	668.9	0.2%	-715.4%	(4,785.6)

Net Income (Loss)	10,704.0	2.6%	(729.1)	-0.2%	-1568.0%	11,433.1
ATTRIBUTABLE TO:
Company shareholders	9,615.9	2.3%	(1,061.0)	-0.3%	-1006.3%	10,676.9
Non-controlling interest	1,088.1	0.3%	331.8	0.1%	227.9%	756.2

Annex I-15

For the reasons described below, the Company recorded a net profit of R$10,704.0 million in the twelve-month period ended December 31, 2024, and a net loss of R$729.1 million in the same period in 2023. Net income as a percentage of revenue was 2.6% for the twelve-month period ended December 31, 2024. For the twelve-month period ended December 31, 2023, the net loss was (0.2%) as a percentage of revenue.

	12 months ended December 31		Change	Change
(R$ million, except %)	2024	2023	R$	%
Net income (loss)	10,704.0	(729.1)	11,433.1	n.m.
Net profit (loss) as a percentage of net revenue	2.6%	(0.2)%	-	n.m.

Net Revenue

(R$ million, except %)	12 months ended December 31		Change	Change
	2024	2023	R$	%
Net revenue	416,952.0	363,816.5	53,135.5	14.6%

The Company’s net revenue increased by R$53,135.5 million, or 14.6%, in the twelve-month period ended December 31, 2024, versus the same period in 2023. Net revenue was positively impacted by a 3.9% increase in consolidated sales volume and a 10.3% increase in consolidated average sales price. For more information, please refer to the “Segment Results” item below.

Cost of Goods Sold

	12 months ended December 31		Change	Change
(R$ million, except %)	2024	2023	R$	%
Cost of Goods Sold	354,179.0	324,167.5	30,011.5	9.3%
Cost of goods sold as a percentage of net revenue	84.9%	89.1%	-	(4.2) p.p.

The Company’s cost of goods sold increased by R$30,011.5 million, or 9.3%, in the twelve-month period ended December 31, 2024, versus the same period in 2023.

Cost of goods sold was mainly impacted by: (1) effects from the exchange rate variation on the consolidation of operations in the USA; (2) increases in operating costs arising from a higher production volume; and (3) increases in wages and benefits due to salary adjustments, overtime and double hours, as well as a higher provision for bonuses with the improvement in operating results in 2024 in relation from the previous year.

General and Administrative Expenses

	12 months ended December 31		Change	Change
(R$ million, except %)	2024	2023	R$	%
General and administrative expenses	12,305.3	11,547.1	758.2	6.6%
General and administrative expenses as a percentage of net revenue	3.0%	3.2%	-	(0.2) p.p.

The Company’s general and administrative expenses increased by R$758.2 million, or 6.6%, in the twelve-month period ended December 31, 2024, versus the same period in 2023, mainly due to expenses with antitrust agreements, which went from R$510.2 million in 2023 to R$1,430.8 million in 2024, mainly related to expected PPC payments from ongoing litigation settlements.

Selling Expenses

	12 months ended December 31		Change	Change
(R$ million, except %)	2024	2023	R$	%
Selling expenses	26,116.5	22,941.2	3,175.3	13.8%
Selling expenses as a percentage of selling revenue	6.3%	6.3%	-	0.0 p.p.

Annex I-16

The Company’s selling expenses increased by R$3,175.3 million, or 13.8%, in the twelve-month period ended December 31, 2024 versus the same period in 2023, mainly due to (1) the increase in wages and benefits, from R$1,508.7 million in 2023 to R$3,112.0 million in 2024; and (2) the increase in freight and other selling expenses, from R$19,218.1 million in 2023 to R$20,436.7 million in 2024.

Net Financial Result

	12 months ended December 31		Change	Change
(R$ million, except %)	2024	2023	R$	%
Net financial result	(8,963.1)	(6,748.0)	(2,215.2)	32.8%
Result of foreign exchange assets and liabilities	712.4	294.6	417.8	141.8%
Fair value adjustment of derivatives	(2,677.4)	411.4	(3,088.7)	-750.9%
Interest liabilities	(8,861.2)	(8,647.1)	(214.1)	2.5%
Interest income	2,466.0	1,627.5	838.5	51.5%
Taxes, contributions, fees, and others	(603.0)	(434.3)	(168.6)	38.8%

The negative net financial result increased by R$2,215.2 million, or 32.8%, in the twelve-month period ended December 31, 2024, versus the same period in 2023, mainly due to:

●	Fair value adjustments of derivatives – The loss from fair value adjustments on derivatives was R$2,677.4 million in 2024, compared to a gain of R$294.6 million in 2023. This variation was mainly due to our short position in dollar derivatives in the period, whose fair value decreased with the recurring weakening of the Brazilian real against the U.S. dollar;

This increase in net financial expense was partially offset by:

●	Interest Income – Increased by R$838.5 million, or 51.5%, in 2024 versus 2023, due to an increase of R$476.7 million in interest income on financial investments given our higher cash and cash equivalents balance in 2024.

Current and Deferred Income Tax and Social Contribution

	12 months ended December 31		Change	Change
(R$ million, except %)	2024	2023	R$	%
Profit (loss) before income tax and social contribution	14,820.6	(1,398.1)	16,218.7	n.m.
Nominal rate	(34)%	(34)%	n.m.	n.m.
Expected income tax and social contribution revenue (expense)	(5.0)	0.5	(5.5)	n.m.
Current income tax and social contribution	(4,881.9)	(338.5)	(4,543.5)	1,342.4%
Deferred income tax and social contribution	765.3	1,007.4	(242.1)	-24.0%
Total tax expenses	(4,116.6)	668.9	(4,785.6)	n.m.
Effective Rate	(27.78)%	47.85%	(75.62)%	n.m.

The nominal income tax rate in Brazil is 34%, but the Company’s effective rate may vary from time to time mainly due to fluctuations in taxable income generated by each of its foreign subsidiaries, as well as differences in nominal rates and tax credits generated from taxes paid in each of these foreign subsidiaries, which may be used to offset income tax and social contribution on income due in Brazil. On a consolidated basis, it is also important to consider that profits and losses from different subsidiaries are combined, along with tax expenses.

Therefore, the nature and timing of permanent differences that arise during the period also affect our effective tax rate. These permanent differences are generally related to subsidies granted for investments in Brazil and in foreign markets, differences in tax rates on foreign subsidiaries, the effects of profits earned by foreign subsidiaries taxed in Brazil and deferred taxes not recognized in the current year.

Annex I-17

The effective income tax rate fell 75.62 percentage points to -27.78% in 2024, from 47.85% in 2023. Although some of our subsidiaries in foreign markets recognized profits and, consequently, paid more taxes during the period, other subsidiaries are still recognizing losses. These losses, when consolidated with the profits recorded by the other subsidiaries, reduce the Company’s consolidated net profit, which ends up generating an additional tax balance paid in foreign markets. Given that JBS Brasil is still recovering from accumulated tax losses from previous periods, which reduces its consolidated taxable income, a portion of the tax balance paid in foreign markets is recorded as credit in the income statement.

Cash flow statement

(R$ million, except %)	12M24	12M23	Change R$	Change %
Net cash from interest generated (used) in operating activities	23,557.0	11,498.7	12,058.4	104.9%
Cash used in investing activities	(7,734.0)	(7,024.3)	(709.7)	10.1%
Cash provided by (used) in financing activities	(7,297.1)	5,010.9	(12,308.0)	(245.6)%
FX variation on cash and cash equivalents	4,113.2	(545.0)	4,658.3	(854.7)%
Net change in cash and cash equivalents	12,639.1	8,940.2	3,698.9	41.4%
Opening cash and cash equivalents	22,122.4	13,182.2	8,940.2	67.8%
Closing cash and cash equivalents	34,761.5	22,122.4	12,639.1	57.1%

Cash flow generated/consumed in operating activities may vary from time to time according to fluctuations in sales revenue, cost of sales, operating expenses, changes in operating activities, interest paid and received, and income tax paid.

The improvement of R$12.1 billion in cash generated by operating activities was mainly due to a higher cash generation from adjustments to net income, of R$37.4 billion in 2024, compared to R$17.6 billion in 2023.

This increase was partially offset by a lower cash generation from the accounts receivable line, with cash consumption of R$2.0 billion in 2024, compared to a cash generation of R$3.1 billion in 2023.

Cash flow from investing activities

Cash flow used in investing activities was mainly related to: (1) acquisition of subsidiaries minus net cash at the time of the acquisition; (2) acquisition of assets, plant and equipment; (3) acquisition of intangible assets; and (4) payments received from the sale of assets, plant and equipment.

Net cash used in investing activities totaled R$7.7 billion in 2024, being R$8.1 billion for the purchase of fixed assets, partially offset by R$259.8 million in cash from the sale of fixed assets.

In 2023, net cash used in investing activities totaled R$7.0 billion, being R$7.5 billion for the purchase of fixed assets, partially offset by R$359.7 million in cash from the sale of fixed assets.

Cash flow from financing activities

Cash flow used in financing activities was mainly due to payment of principal on loans and financing, payments of leases, payments related to cash settlement of derivatives, payments for the purchase of treasury shares and payments of dividends.

Net cash used in financing activities totaled R$7.3 billion in 2024, being (1) R$15.9 billion in cash used for payments of loans and financing; (2) R$4.4 billion in dividend payments; and (3) R$2.3 billion in lease payments, which were partially offset by R$16.5 billion in funds raised through loans and financing.

Annex I-18

In 2023, net cash used in financing activities totaled R$5.0 billion, being R$44.7 billion in funds raised through loans and financing, partially offset by (1) R$35.1 billion in cash used for payments of loans and financing; (2) R$2.2 billion in dividend payments; and (3) R$2.1 billion in lease payments.

Results by Segment

	12 months ended December 31		Change
(R$ million, except %)	2024	2023	R$	%
Net revenue	416,952.0	363,816.5	53,135.5	14.6%
Brazil Segment	68,173.1	55,531.8	12,641.3	22.8%
Seara Segment	47,370.9	41,300.3	6,070.7	14.7%
JBS Beef North America Segment	131,303.4	116,254.1	15,049.3	12.9%
JBS Australia Segment	35,991.8	30,974.3	5,017.5	16.2%
JBS USA Pork Segment	43,757.3	38,494.6	5,262.7	13.7%
Pilgrim’s Pride Segment	96,278.9	86,609.2	9,669.8	11.2%
Others Segment	2,823.5	4,473.9	(1,650.4)	-36.9%
Eliminations	(8,747.0)	(9,821.6)	1,074.7	-10.9%

Adjusted EBITDA	39,039.9	17,146.1	21,893.8	127.7%
Brazil Segment	5,264.1	2,330.7	2,933.4	125.9%
Seara Segment	8,401.0	1,803.7	6,597.4	365.8%
JBS Beef North America Segment	1,400.5	563.5	836.9	148.5%
JBS Australia Segment	3,577.7	2,241.3	1,336.4	59.6%
JBS USA Pork Segment	5,756.3	2,605.5	3,150.8	120.9%
Pilgrim’s Pride Segment	14,629.2	7,639.9	6,989.3	91.5%
Others Segment	17.9	(25.6)	43.5	-169.7%
Eliminations	(6.7)	(12.9)	6.2	-47.8%

The Company measures the profitability of its segments through Adjusted EBITDA, which consists of profit or loss before taxes, applying the same accounting policies described in the financial statements of December 31, 2024, with the exclusion of the following accounts: (1) equity in earnings of subsidiaries, (2) financial result, (3) expenses related to depreciation and amortization, (4) expenses related to antitrust agreements, (5) expenses related to donations and social programs, (5) impairment of assets, (6) expenses with restructuring projects, (7) loss related to the floods in Rio Grande do Sul, (8) tax payments and installments (special program), (9) extemporaneous litigations, (10) extemporaneous reversal of tax credits, and (11) certain other operating expenses/income.

JBS Brazil Segment

	12 months ended December 31		Change
(R$ million, except %)	2024	2023	R$	%
Net revenue	68,173.1	55,531.8	12,641.3	22.8%
Adjusted EBITDA	5,268.7	2,330.7	2,938.1	126.1%

Net Revenue: Net revenue was mainly impacted by a 20.3% increase in sales volumes, primarily due to higher volumes of fresh beef, in particular in the foreign market. In addition, the JBS Brazil segment recorded a 2.0% growth in average prices.

Adjusted EBITDA: The Adjusted EBITDA for the JBS Brazil segment increased by R$2,938.1 million, 126.1%, from R$2,330.7 million in 2023 to R$5,268.7 million in 2024, mainly due to the increase in net revenue, as mentioned above.

Annex I-19

Seara Segment

	12 months ended December 31		Change
(R$ million, except %)	2024	2023	R$	%
Net revenue	47,370.9	41,300.3	6,070.7	14.7%
Adjusted EBITDA	8,396.4	1,803.7	6,592.7	365.5%

Net Revenue: Net revenue was impacted by (1) a 10.0% increase in average selling prices, mainly for fresh chicken in the export market; and (2) a 4.3% increase in volumes, mainly for processed products in the domestic market.

Adjusted EBITDA: The Adjusted EBITDA for the Seara segment increased by R$6,592.7 million, or 365.5%, from R$1,803.7 million in 2023 to R$8,396.4 million in 2024, mainly due to higher revenues and lower raw material costs related to a drop in grain costs, in which corn declined by 17.2% and soybean meal fell by 19.7% in the period.

JBS Beef North America Segment

	12 months ended December 31		Change
(R$ million, except %)	2024	2023	R$	%
Net revenue	131,303.4	116,254.1	15,049.3	12.9%
Adjusted EBITDA	1,400.5	563.5	836.9	148.5%

Net Revenue: Net revenue of the JBS Beef North America segment increased in the twelve-month period ended December 31, 2024, versus the same period in 2023, mainly due to a 4.5% increase in sales volume in the domestic market. Selling prices remained stable between the periods.

Adjusted EBITDA: The Adjusted EBITDA of this segment increased by R$836.9 million, or 148.5%, from R$563.5 million in 2023 to R$1,400.5 million in 2024, mainly due to the increase in revenue in the period.

JBS Australia Segment

	12 months ended December 31		Change
(R$ million, except %)	2024	2023	R$	%
Net revenue	35,991.8	30,974.3	5,017.5	16.2%
Adjusted EBITDA	3,577.7	2,241.3	1,336.4	59.6%

Net Revenue: Net revenue for the JBS Australia segment increased in 2024 versus 2023, mainly impacted by (1) a 6.4% increase in sales volumes, mainly for beef in the export market; and (2) a 0.6% increase in average selling prices.

Adjusted EBITDA: The Adjusted EBITDA for this segment increased by R$1,336.4 million, or 59.6%, from R$2,241.3 million in 2023 to R$3,577.7 million in 2024, mainly due to the increase in net revenue.

JBS USA Pork Segment

	12 months ended December 31		Change
(R$ million, except %)	2024	2023	R$	%
Net revenue	43,757.3	38,494.6	5,262.7	13.7%
Adjusted EBITDA	5,756.3	2,605.5	3,150.8	120.9%

Net Revenue: Net revenue for the JBS USA Pork segment increased in 2024 versus 2023, impacted by a 6.1% increase in average selling prices, reflecting better prices in both the domestic market and exports.

Annex I-20

Adjusted EBITDA: The Adjusted EBITDA for this segment increased by R$3,150.8 million, or 120.9%, from R$2,605.5 million in 2023 to R$5,756.3 million in 2024, mainly due to higher net revenue, but also with the 1.8% reduction in certain costs, such as livestock prices and feed costs.

Pilgrim’s Pride Segment

	12 months ended December 31		Change
(R$ million, except %)	2024	2023	R$	%
Net revenue	96,278.9	86,609.2	9,669.8	11.2%
Adjusted EBITDA	14,629.2	7,639.9	6,989.3	91.5%

Net Revenue: Net revenue for the Pilgrim’s Pride segment increased in 2024 versus 2023, mainly due to (1) a 4.1% increase in average selling prices resulting from favorable market pricing conditions in the USA.

Adjusted EBITDA: The Adjusted EBITDA for this segment increased by R$6,989.3 million, or 91.5%, from R$7,639.9 million in 2023 to R$14,629.2 million in 2024, mainly due to higher net revenue and reduced costs of goods sold, in particular because of lower grain and feed costs, particularly in the USA.

Fiscal year ended December 31, 2023, compared to the fiscal year ended December 31, 2022

Consolidated Income Statement (R$ million)	12/31/2023	% NOR	12/31/2022	% NOR	Chg. (%)	Chg. (R$)
Gross Operating Sales Revenue	376,455.5	103.5%	386,764.8	103.2%	-2.7%	(10,309.4)
Domestic market	284,652.4	78.2%	287,967.5	76.8%	-1.2%	(3,315.1)
Foreign market	91,803.1	25.2%	98,797.3	26.4%	-7.1%	(6,994.2)

Sales Deductions	(12,638.9)	-3.5%	(11,913.2)	-3.2%	6.1%	(725.7)
Returns and discounts	(8,718.4)	-2.4%	(8,287.1)	-2.2%	5.2%	(431.3)
Taxes on sales	(3,920.5)	-1.1%	(3,626.1)	-1.0%	8.1%	(294.4)
Net Revenue	363,816.5	100.0%	374,851.6	100.0%	-2.9%	(11,035.1)
Cost of goods sold	(324,167.5)	-89.1%	(315,373.5)	-84.1%	2.8%	(8,794.0)
Gross Profit	39,649.0	10.9%	59,478.1	15.9%	-33.3%	(19,829.1)

Operating Income (Expenses)	(34,346.7)	-9.4%	(34,902.4)	-9.3%	-1.6%	555.7
General and administrative	(11,547.1)	-3.2%	(11,829.5)	-3.2%	-2.4%	282.5
Selling	(22,941.2)	-6.3%	(24,184.5)	-6.5%	-5.1%	1,243.3
Other	(613.1)	-0.2%	(517.9)	-0.1%	18.4%	(95.2)
Other revenue	754.6	0.2%	1,629.5	0.4%	-53.7%	(874.9)
Operating Profit (Loss)	5,302.3	1.5%	24,575.7	6.6%	-78.4%	(19,273.4)

Financial revenue	2,914.0	0.8%	4,215.1	1.1%	-30.9%	(1,301.1)
Financial expenses	(9,662.0)	-2.7%	(10,567.5)	-2.8%	-8.6%	905.5
Net Financial Result	(6,748.0)	-1.9%	(6,352.3)	-1.7%	6.2%	(395.6)

Equity in earnings of subsidiaries	47.6	0.0%	60.5	0.0%	-21.3%	(12.9)

Profit (Loss) before Income Tax and Social Contribution	(1,398.1)	-0.4%	18,283.9	4.9%	-107.6%	(19,681.9)
Current income tax and social contribution	(338.5)	-0.1%	(2,587.1)	-0.7%	-86.9%	2,248.6
Deferred income tax and social contribution	1,007.4	0.3%	504.5	0.1%	99.7%	502.9
Net Income	(729.1)	-0.2%	16,201.3	4.3%	-104.5%	(16,930.4)
ATTRIBUTED TO:
Controlling interest	(1,061.0)	-0.3%	15,457.8	4.1%	-106.9%	(16,518.8)
Non-controlling interest	331.8	0.1%	743.4	0.2%	-55.4%	(411.6)

For the reasons described below, the Company recorded a loss of R$729.1 million in the fiscal year ended December 31, 2023, and net income of R$16,201.3 million in 2022. In the fiscal year ended December 31, 2023, net loss was (0.2%) as a percentage of revenue. In the fiscal year ended December 31, 2022, net income was 4.3% as a percentage of revenue.

Annex I-21

	Fiscal year ended December 31		Change	Change
(R$ million, except %)	2023	2022	R$	%
Net income (loss)	(729.1)	16,201.3	(16,930.4)	-104.5%
Net profit (loss) as a percentage of net revenue	-0.2%	4.3%	-	-4.5 p.p.

Net Revenue

	Fiscal year ended December 31		Change	Change
(R$ million, except %)	2023	2022	R$	%
Net revenue	363,816.5	374,851.6	(11,035.1)	-2.9%

The Company’s net revenue decreased by R$11,035.1 million, or -2.9%, in the fiscal year ended December 31, 2023, versus 2022. Net revenue was impacted by: (i) a reduction of R$9,546.1 million related mainly to the appreciation of the Brazilian real against the U.S. dollar, resulting in negative impacts on the consolidation of operations in the USA; and (ii) a reduction in average prices in all of the Company’s segments, except the Beef North America segment, the only that recorded revenue growth. For more information, please refer to the “Segment Results” item below.

Cost of Goods Sold

	Fiscal year ended December 31		Change	Change
(R$ million, except %)	2023	2022	R$	%
Cost of Goods Sold	324,167.5	315,373.5	8,794.0	2.8%
Cost of goods sold as a percentage of net revenue	89.1%	84.1%	-	5.0 p.p.

The Company’s cost of goods sold increased by R$8,794.0 million, or 2.8%, in the fiscal year ended December 31, 2023, versus 2022.

Cost of goods sold was mainly impacted by: (1) increase in operating costs, arising from higher raw material prices in some of the regions where the Company operates; (2) increase in operating costs related to higher production volumes; and (3) effect of exchange rate variation and its impacts on the consolidation of operations in the USA.

General and Administrative Expenses and Other Expenses

	Fiscal year ended December 31		Change	Change
(R$ million, except %)	2023	2022	R$	%
General and administrative expenses	11,547.1	11,829.5	(282.5)	-2.4%
General and administrative expenses as a percentage of net revenue	3.2%	3.2%	-	0.0 p.p.

The Company’s general and administrative expenses reduced by R$282.5 million, or 2.4%, in the fiscal year ended December 31, 2023, versus 2022. This reduction is in line with the reduction in net revenue.

Selling Expenses

	Fiscal year ended December 31		Change	Change
(R$ million, except %)	2023	2022	R$	%
Selling expenses	22,941.2	24,184.5	(1,243.3)	-5.1%
Selling expenses as a percentage of selling revenue	6.3%	6.5%	-	-0.1 p.p.

The Company’s selling expenses decreased by R$1,243.3 million, or -5.1%, in the fiscal year ended December 31, 2023, versus 2022. Selling expenses were impacted by: (1) reduced freight costs; and (2) reduced advertising and marketing costs.

Annex I-22

Net Financial Expenses

	Fiscal year ended December 31		Change	Change
(R$ million, except %)	2023	2022	R$	%
Net financial expenses	(6,748.0)	(6,352.3)	(395.6)	6.2%
Result of foreign exchange assets and liabilities	294.6	2,206.6	(1,912.0)	-86.6%
Fair value adjustment of derivatives	411.4	(1,797.4)	2,208.8	-122.9%
Interest liabilities	(8,647.1)	(6,930.5)	(1,716.6)	24.8%
Interest income	1,627.5	1,387.7	239.8	17.3%
Taxes, contributions, fees, and others	(434.3)	(1,218.8)	784.5	-64.4%

Net financial expenses increased by R$395.6 million, or 6.2%, in the fiscal year ended December 31, 2023, versus 2022, mainly due to:

●	Exchange Rate Variation – revenue from exchange rate variation during the fiscal year ended December 31, 2023, was R$294.6 million, compared to R$2,206.6 million in 2022, mainly due to a lower exposure to foreign currency in 2023 versus 2022. Our loan structure has been revised, and intercompany loans have been converted into equity investments since 1Q22, which, in substance, consists of the reporting entity’s net investment in foreign operations for which foreign exchange gains and losses are recognized as other comprehensive investments;

●	Interest Liabilities – a 24.8% increase in interest expenses, mainly due to a 25.4% increase in interest on loans.

This increase was partially offset by:

●	Adjustment of derivatives to fair value: risk management activities generated revenue from derivatives operations of R$411.4 million during the fiscal year ended December 31, 2023, compared to an expense of R$1,797.4 million in 2022. These amounts relate to derivative transactions used by the Company for hedging against the devaluation of the Brazilian real;

●	Taxes, Contributions, Fees and Others: bank fees and other expenses reduced by 64.4%, as no significant expenses related to redemption premiums occurred in 2023 compared to these expenses in 2022, which were incurred by the redemptions of the JBS USA 5.750% Senior Notes due 2028, JBS USA 6.750% Senior Notes due 2029, and JBS USA Term Loan due 2026; and

●	Interest Income – a 17.3% increase in interest income, mainly due to a 48.8% increase in interest gained on financial investments.

Current and Deferred Income Tax and Social Contribution

	Fiscal year ended December 31		Change	Change
(R$ million, except %)	2023	2022	R$	%
Profit (loss) before the provision for income tax and social contribution	(1,398.1)	18,283.9	(19,681.9)	-107.6%
Nominal rate	-34%	-34%	-	-
Expected income tax and social contribution expenses	475.3	(6,216.5)	6,691.9	-107.6%
Current income tax and social contribution	(338.5)	(2,587.1)	2,248.6	-86.9%
Deferred income tax and social contribution	1,007.4	504.5	502.9	99.7%
Total tax expenses	668.9	(2,082.6)	2,751.5	-132.1%
Effective rate	47.85%	(11.39)%	-	-

Annex I-23

The nominal income tax rate in Brazil is 34%, but the Company’s effective rate may vary from time to time mainly due to fluctuations in taxable income generated by each of its foreign subsidiaries, as well as differences in nominal rates and tax credits generated from taxes paid in each of these foreign subsidiaries, which may be used to offset income tax and social contribution on income due in Brazil.

Additionally, the permanent differences generated during the period may also impact the Company’s effective tax rate. These amounts generally refer to non-taxable interest in foreign subsidiaries, credits for taxes paid in foreign markets, amortization of goodwill in Brazil, and tax paid in foreign markets on dividends received by subsidiaries not wholly owned by us.

In 2023, we recognized a tax benefit against a tax expense recognized in 2022, with an effective rate net of tax benefit of 47.85% in 2023, compared to an effective rate net tax expense rate of 11.39% in 2022, mainly impacted by: (1) non-taxable tax benefits, which dropped our effective tax rate by 177.8% in 2023, compared to an increase of 12.6% in 2022; and (2) non-taxable interest on foreign subsidiaries, which reduced our effective tax rate by 54.0% in 2023, compared to an increase of 3.7% in 2022. These impacts were partially offset by: (1) unrecognized deferred income tax, which increased our effective tax rate by 143.6% in 2023, compared to an increase of 2.7% in 2022; and (2) profits taxed by foreign jurisdictions, which reduced our effective tax rate by 78.5% in 2023, compared to a decline of 7.5% in 2022.

Cash flow statement

(R$ million, except %)	2023	2022	Change R$	Change %
Net cash from interest generated (used) in operating activities	11,498.7	13,333.5	(1,834.9)	-13.8%
Cash used in investing activities	(7,024.3)	(13,124.8)	6,100.6	-46.5%
Cash provided by (used) in financing activities	5,010.9	(8,759.1)	13,770.0	-157.2%
FX variation on cash and cash equivalents	(545.0)	(1,506.6)	961.6	-63.8%
Net change in cash and cash equivalents	8,940.2	(10,057.0)	18,997.2	-188.9%
Opening cash and cash equivalents	13,182.2	23,239.2	(10,057.0)	-43.3%
Closing cash and cash equivalents	22,122.4	13,182.2	8,940.2	67.8%

Cash flow generated/consumed in operating activities may vary from time to time according to fluctuations in sales revenue, cost of sales, operating expenses, changes in operating activities, interest paid and received, and income tax paid.

The R$1.8 billion reduction in net cash from interest generated (used) in operating activities was mainly due to:

●	a lower cash flow generation referring to adjustments in net income, in the amount of R$17.6 billion in 2023, compared to R$34.3 billion in 2022.

This reduction was partially offset by:

●	a reduction in income tax and social contributions paid, in the amount of R$355.0 million in 2023, compared to R$5.3 billion in 2022;

●	greater cash generation from inventories, in the amount of R$2.3 billion in 2023, compared to a cash consumption of R$2.3 billion in 2022; and

●	greater cash generation from accounts receivable, in the amount of R$3.1 billion in 2023, compared to a cash consumption of R$1.3 billion in 2022; and

Cash flow from investing activities

Cash flow supplied (used) by investing activities was mainly related to: (1) acquisition of subsidiaries minus net cash at the time of the acquisition; (2) acquisition of assets, plant and equipment; (3) acquisition of intangible assets; and (4) payments received from the sale of assets, plant and equipment.

Annex I-24

In 2023, net cash used in investing activities totaled R$7.0 billion, being R$7.5 billion for the purchase of fixed assets, partially offset by R$359.7 million in cash from the sale of fixed assets.

In 2022, net cash used in investing activities totaled R$13.1 billion, being R$11.2 billion for the purchase of fixed assets and R$2.0 million for the purchase of subsidiaries.

Cash flow from financing activities

Cash flow used in financing activities primarily includes payments of principal on loans and financing, payments for cash settlements on derivatives, payments of leases, payments for the purchase of treasury shares and payments of dividends.

In 2023, net cash generated by financing activities totaled R$5.0 billion, being R$44.7 billion in funds raised through loans and financing, partially offset by R$35.1 billion in cash used for payments of loans and financing and R$2.2 billion in cash used to pay dividends.

In 2022, net cash used in financing activities totaled R$8.8 billion, being R$38.4 billion in cash used for payments of loans and financing, R$3.6 billion in cash used to purchase treasury shares, and R$4.4 billion in cash used to pay dividends, partially offset by R$40.9 billion in funds raised through loans and financing.

Results by Segment

	Fiscal year ended December 31		Change
(R$ million, except %)	2023	2022	R$	%
Net revenue	363,816.5	374,851.6	(11,035.1)	-2.9%
Brazil Segment	55,531.8	58,948.9	(3,417.1)	-5.8%
Seara Segment	41,300.3	42,967.8	(1,667.5)	-3.9%
JBS Beef North America Segment	116,254.1	113,979.2	2,274.9	2.0%
JBS Australia Segment	30,974.3	32,630.1	(1,655.8)	-5.1%
JBS USA Pork Segment	38,494.6	42,086.6	(3,592.1)	-8.5%
Pilgrim’s Pride Segment	86,609.2	90,064.8	(3,455.6)	-3.8%
Others Segment	4,473.9	4,340.8	133.1	3.1%
Eliminations	(9,821.6)	(10,166.6)	345.0	-3.4%

Adjusted EBITDA	17,146.1	34,568.5	(17,422.4)	-50.4%
Brazil Segment	2,330.7	2,407.0	(76.4)	-3.2%
Seara Segment	1,803.7	4,605.8	(2,802.1)	-60.8%
JBS Beef North America Segment	563.5	10,712.2	(10,148.6)	-94.7%
JBS Australia Segment	2,241.3	2,281.9	(40.6)	-1.8%
JBS USA Pork Segment	2,605.5	3,922.0	(1,316.5)	-33.6%
Pilgrim’s Pride Segment	7,639.9	10,690.9	(3,051.0)	-28.5%
Others Segment	(25.6)	(40.1)	14.5	-36.1%
Eliminations	(12.9)	(11.2)	(1.7)	14.8%

The Company measures the profitability of its segments through Adjusted EBITDA, which consists of profit or loss before taxes, applying the same accounting policies described in the financial statements of December 31, 2024, with the exclusion of the following accounts: (1) expenses related to financial income and expenses, (2) expenses related to depreciation and amortization, (3) equity in earnings of subsidiaries, net of taxes, (4) expenses related to donations and social programs, (5) J&F compensation (net of PIS/COFINS), (6) investments in the JBS Fund for the Amazon, (7) impairment of assets, (8) investments in restructuring, (9) certain other operating expenses/income. The Company regularly reviews total operating costs on a segment-by-segment basis. For more details on how to calculate Adjusted EBITDA and all the adjustments described above, please visit item “2.5 Non-Accounting Measurements” of this document.

Annex I-25

JBS Brazil Segment

	Fiscal year ended December 31		Change
(R$ million, except %)	2023	2022	R$	%
Net revenue	55,531.8	58,948.9	(3,417.1)	-5.8%
Adjusted EBITDA	2,330.7	2,407.0	(76.4)	-3.2%

Net Revenue: Net revenue was mainly impacted by a 15% reduction in sales prices, primarily due to lower fresh beef prices in the domestic and export markets, partially offset by a 14.8% increase in sales volumes, arising from a 16.6% increase in fresh beef in the period.

Adjusted EBITDA: The Adjusted EBITDA for the Brazil segment decreased by R$76.4 million, or 3.2%, from R$2,407.0 million in the fiscal year ended December 31, 2022, to R$2,330.7 million in the fiscal year ended December 31, 2023, mainly due to lower net revenue in the period.

Seara Segment

	Fiscal year ended December 31		Change
(R$ million, except %)	2023	2022	R$	%
Net revenue	41,300.3	42,967.8	(1,667.5)	-3.9%
Adjusted EBITDA	1,803.7	4,605.8	(2,802.1)	-60.8%

Net Revenue: Net revenue was impacted by an 8.3% decline in sales prices, due to lower sales prices for exports, particularly for fresh chicken, which was partially offset by a 4.8% increase in sales volumes, both in the foreign and domestic markets.

Adjusted EBITDA: The Adjusted EBITDA for the Seara segment decreased by R$2,802.1 million, or 60.8%, to R$1,803.7 million in the fiscal year ended December 31, 2023, from R$4,605.8 million in 2022, mainly due to an increase in certain operating costs, in particular a 16.7% rise in personnel costs from salary adjustments.

JBS Beef North America Segment

	Fiscal year ended December 31		Change
(R$ million, except %)	2023	2022	R$	%
Net revenue	116,254.1	113,979.2	2,274.9	2.0%
Adjusted EBITDA	563.5	10,712.2	(10,148.6)	-94.7%

Net Revenue: Net revenue was impacted by: (1) a 3.4% increase in average selling prices; and (2) a 2.1% increase in beef sales volumes in 2023 versus 2022. Net revenue in Brazilian reais was partially offset by a lower average exchange rate in 2023 versus 2022.

Adjusted EBITDA: The Adjusted EBITDA for the JBS Beef North America segment decreased by R$10,148.6 million, or 94.7%, from R$10,712.2 million in the fiscal year ended December 31, 2022, to R$563.5 million in 2023, due to the increase in cost of goods sold, in which livestock costs increased by 22.0% due to the drop in cattle availability.

JBS Australia Segment

	Fiscal year ended December 31		Change
(R$ million, except %)	2023	2022	R$	%
Net revenue	30,974.3	32,630.1	(1,655.8)	-5.1%
Adjusted EBITDA	2,241.3	2,281.9	(40.6)	-1.8%

Annex I-26

Net Revenue: Net revenue was impacted by an 11.2% decline in average selling prices, partially offset by a 10.6% increase in sales volumes in 2023 versus 2022. The impact caused by the exchange rate variation of the Australian dollar against the U.S. dollar is included in the drop in average selling prices. Net revenue in Brazilian reais was also impacted by a lower average exchange rate in 2023 versus 2022.

Adjusted EBITDA: The Adjusted EBITDA for the JBS Australia segment fell by R$40.6 million, or 1.8%, to R$2,241.3 million in the fiscal year ended December 31, 2023, from R$2,281.9 million in 2022, due to a 12.7% reduction in livestock costs. The decrease in input costs also includes the impact caused by variations in the exchange rate of the Australian dollar against the U.S. dollar.

JBS USA Pork Segment

	Fiscal year ended December 31		Change
(R$ million, except %)	2023	2022	R$	%
Net revenue	38,494.6	42,086.6	(3,592.1)	-8.5%
Adjusted EBITDA	2,605.5	3,922.0	(1,316.5)	-33.6%

Net Revenue Net revenue was impacted by a 10.3% reduction in average selling prices, partially offset by a 5.5% increase in sales volumes in 2023 versus 2022. Net revenue in Brazilian reais was also impacted by a lower average exchange rate in 2023 versus 2022.

Adjusted EBITDA: The Adjusted EBITDA for the JBS USA Pork segment fell by R$1,316.5 million, or 33.6%, to R$2,605.5 million in the fiscal year ended December 31, 2023 from R$3,922.0 million in 2022, mainly due to lower net revenue.

Pilgrim’s Pride Segment

	Fiscal year ended December 31		Change
(R$ million, except %)	2023	2022	R$	%
Net revenue	86,609.2	90,064.8	(3,455.6)	-3.8%
Adjusted EBITDA	7,639.9	10,690.9	(3,051.0)	-28.5%

Net Revenue: Net revenue was impacted by a 3.6% reduction in average selling prices, which was also impacted by exchange rate variations of the euro, pound, and Mexican peso against the U.S. dollar. This reduction in average prices was partially offset by the increase in sales volumes in 2023 versus 2022. Net revenue in Brazilian reais was also impacted by a lower average exchange rate in 2023 versus 2022.

Adjusted EBITDA: The Adjusted EBITDA for the Pilgrim’s Pride segment fell by R$3,051.0 million, or 28.5%, to R$7,639.9 million in the fiscal year ended December 31, 2023 from R$10,690.9 million in 2022, mainly due to (1) a lower net revenue; and (2) a 0.6% increase in input costs for the live operation (input costs are the costs related to raising chicken, such as feed, labor, contracted producer rates, etc.).

Annex I-27

2.2. Comments from Executive Officers on:

a) The results of the issuer’s operations:

(i)  Description of any components that are important for revenue

Net Revenue.

●	Revenue from the sale of beef in Brazil (Brazil Segment). Revenue from the sales of beef in the domestic and export markets for the following products made in Brazil: (i) chilled and frozen beef cuts, including traditional cuts, prime cuts and offal; (ii) branded value-added beef products, including cooked and pre-cooked frozen beef, cooked canned beef, cubed beef and ready-to-eat products, such as hamburgers and sausages. The beef operations in Brazil also sell hides and other animal by-products (including collagen, biodiesel, hygiene and cleaning products, metal packaging and wraps) and operate a transportation company, a waste management company and a trading company for products used as raw materials, in addition to the Mercado da Carne stores. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarkets and other major food chains.

●	Revenue from the sale of Seara products (Seara Segment). Revenue from the sales the following products in the domestic and exports markets prepared in Brazil: (i) chilled and frozen chicken meat, including whole chicken and chicken cuts; (ii) chilled and frozen pork, including carcass, bone-in cuts, boneless cuts, belly and offal; and (iii) branded value-added chicken and pork products, including nuggets, chicken strips, ham, bacon, sausages, cold cuts and ready-to-eat meals; and (iv) prepared products (including ready-to-eat meals, frozen pizza, lasagna, margarine and plant-based products). Revenues from the Seara segment also include a variety of pre-cooked products produced by the Company and third parties, sold in the retail market. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarkets and other major food chains.

●	Revenue from the sale of beef in North America and plant-based products in Europe (JBS Beef North America Segment). Revenue from the sales of beef in the domestic and export markets for the following products prepared in the USA and Canada: (i) chilled and frozen beef cuts, including traditional cuts, prime cuts and offal; (ii) branded value-added beef products, including cooked and pre-cooked frozen beef, cooked canned beef, cubed beef and ready-to-eat products, such as hamburgers and sausages. This segment also produces and sells by-products such as mixed meats, processed animal feed, fertilizers, goods for the automotive industry and the pet food industry, in addition to value-added meat products, such as pizza toppings. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the USA and Vivera produces and sells plant-based protein products in Europe.

●	Revenue from the sale of fresh and frozen beef, pork, lamb and fish, and value-added products in Australia and New Zealand (JBS Australia Segment). Most of our revenues from beef operations in Australia are generated through the sale of products in the domestic and export markets, namely: fresh beef (including fresh and frozen cuts such as cuck, ribs and loins, lean meats, ground beef, offal and other products). We also sell branded value-added beef products (such as frozen cooked and pre-cooked beef, canned beef, beef cubes and ready-to-eat products such as burgers and sausages). The segment also has lamb, pork and fish processing facilities in Australia and New Zealand, including units from the acquisitions of Rivalea and Huon. JBS Australia also generates revenues through its prepared foods business line, through Primo, and through its cattle feedlot business.

Annex I-28

●	Revenue from the sale of pork in the USA (JBS USA Pork Segment). Revenue from the sale of pork products in domestic and export markets of products prepared in the United States. Revenue is mostly originated from the sale of fresh pork products to retailers, including cuts such as loins, chops, shoulders and ribs. Other pork products, such as ham, belly and trimmings are sold predominantly to other processors who manufacture bacon, sausages, cold cuts and sausages. Revenue also originated from the sale of finished products. The segment also produces pork products through four hog farms and five animal feed units, from which JBS USA gets hogs for its pork processing operations.

●	Revenue from the sale of chicken in the USA and pork, chicken and meals prepared in Europe (Pilgrim’s Pride Segment). Revenue from sales in the domestic and export markets for the following products: (i) chilled and frozen chicken meat, including whole chicken and cuts produced in the USA, Mexico, Puerto Rico and the UK; (ii) chilled and frozen pork in the UK; (iii) branded value-added chicken products, including weighted portions of chilled and frozen chicken breast fillets, chicken fillets and strips, nuggets, chicken strips, and bone-in chicken cuts produced in the USA, Mexico, the UK, France and the Netherlands; (iv) branded value-added pork products, including bacon, sausages, ham, cooked and canned meat in the UK; and (v) ready-to-eat products (such as ready-to-eat meals, frozen pizza, lasagna) produced in the USA, Mexico, the UK, France and the Netherlands.

●	Other products (Others Segment). (i) Revenue from sales in the domestic and export markets for our global leather goods produced in Argentina, Portugal, Uruguay, Italy, Mexico and Vietnam; (ii) revenue from sales of branded value-added charcuterie goods produced in Italy; and (iii) revenue from sales of our protein products by trading companies in the UK and Belgium.

(ii) factors that materially affected operating results

Main factors affecting the Company’s operating results

The Company’s management monitors several metrics and indicators that affect its business operations, such as:

●	production volume;

●	plant capacity utilization;

●	sales volume;

●	sale prices for beef, pork and chicken;

●	client demands and preferences;

●	future commodity prices for livestock and raw materials;

●	difference between livestock prices and sales prices of finished products;

●	prices and trends for services;

●	availability of livestock and feed ingredients;

●	production yield;

●	seasonality;

●	availability of labor;

●	the economic performance of countries where the Company sells its products;

●	competition and industry consolidation;

●	taxes;

●	value of the brands owned by the Company;

●	exchange rate fluctuations; and

●	trade barriers, currency controls, political risks and other risks related to exports and the operations.

Other factors that could cause impacts to the results of the Company’s operations include outbreaks of animal disease, product contamination or recall, the Company’s ability to implement its business plan (including the ability to provide financing when necessary and on reasonable terms) and the implementation of the Company’s financing strategy and expense plan.

Annex I-29

Impacts from the Russia-Ukraine conflict:

The Russia-Ukraine war began in February 2022. It’s impacts and ongoing sanctions will not be limited to companies operating in Russia and Ukraine and may negatively impact other global markets, including those in which we operate. These impacts include and may continue to include and are not limited to: higher commodity prices for items such as food products, ingredients and energy products, higher inflation in certain countries and the disruption of trade and supply chains. The conflict has disrupted shipments of grain, vegetable oils, fertilizers and energy products.

The impact on agricultural markets falls into two main categories: (i) the effect on Ukrainian agricultural production, given the region is a key global grain producer; and (ii) the duration of the disruption to trade flows. Concerns regarding security and financing in the region have been constraining exports which, in turn, forces grain and oil demand to find alternative suppliers. The war’s duration and volatility result in global markets becoming extremely sensitive to weather during the growing season in other grain producing regions, leading to a large risk premium in futures commodity prices. The ongoing volatility in global markets due to the war has negatively impacted our costs, in addition to increasing prices, inflation and pressure on the supply of feed ingredients and energy products in global markets. In the second quarter of 2023, Ukraine’s export volumes continued to recover, but are still lower than pre-war volumes. Its supply constraints did not have a material impact on our costs during the second quarter. However, if the Black Sea Grain Initiative remains suspended, supply constraints could materially worsen.

Additionally, the U.S. government and other governments in the jurisdictions where we operate have imposed sanctions and export controls against Russia and Belarus, and their interests and have threatened additional sanctions and controls. Our business may be impacted by increased energy prices and availability during the winter months. These measures may negatively affect our business, supply chain or customers in the current moment and in the future.

Furthermore, as highlighted in Note 28 for financial instruments information in the financial statements as of December 31, 2024, the Company and its subsidiaries are exposed to several market, credit and liquidity risks. These exposures are controlled in a unified way by the Risk Management Department, following guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors. The Risk Management Department is responsible for mapping the risk factors that may lead to negative financial results in many of the Company’s business units, being also responsible for proposing strategies to mitigate these exposures. Proposals are submitted for evaluation by the Risk Management Committee and subsequently submitted to the Board of Directors, which supervises the implementation of new solutions, observing approval limitations and guidelines of the Financial and Commodities Risk Management Policy.

In addition, on October 7, 2023, Hamas attacked Israel which, in turn, declared war on Hamas in the Gaza Strip. The escalation of such hostilities, interventions made by other groups or nations, economic sanctions, disruption of maritime traffic in the Strait of Hormuz, or other significant trade routes, or other similar outcomes may negatively affect international trade and, consequently, our business, operating results, financial condition and cash flows. Although we do not have manufacturing operations in the affected areas, we are monitoring the development of the situation and its potential effects on our industry and operations. As of the date of this annual report, no significant impact has been measured.

Lastly, considering all the subsequent events that occurred until the date the financial statements were disclosed, no significant effects were identified that could affect the recoverability of assets, or change the measurement of expected losses in these statements.

Acquisitions

The Company’s consolidated results for the fiscal year ended December 31, 2024, are comparable to the statements in 2023, as we did not make any relevant acquisitions in this period.

Annex I-30

FX Variation

We are a global company and approximately 88% of our revenue was generated outside Brazil during the fiscal year ended December 31, 2024. Thus, the Company’s operating results, and financial condition have been and will continue to be affected by the depreciation or appreciation of the Brazilian real in relation to foreign currencies. Any depreciation or appreciation of the Brazilian real in relation to foreign currencies may affect the Company’s revenues, causing monetary increases or decreases, provided that other variables remain unchanged. Additionally, a substantial portion of the Company’s loans and financing are pegged to foreign currencies. For this reason, the depreciation of the Brazilian real in relation to foreign currencies may significantly increase the Company’s financial expenses and its current and non-current loans and financing in Brazilian reais. On the other hand, the appreciation of the Brazilian real in relation to foreign currencies may significantly decrease the Company’s financial expenses, current and non-current loans and financing denominated in Brazilian reais.

Currency conversion affects the consolidated revenues and expenses generated by the Company’s subsidiaries with functional currencies other than the Brazilian real, mainly for JBS USA. This revenue adjustment is such that its organic net revenue is presented in constant currency, thus isolating the effect from currency changes during the period. The effect caused by currency conversion is calculated by multiplying the revenue or expense line in the functional currency during the current period by the difference in the average exchange rates used to convert the revenue or expense line in the periods.

The average Brazilian rea/U.S. dollar exchange rate was R$5.39/US$1.00 in the fiscal year ended December 31, 2024, corresponding to a 7.9% depreciation of the Brazilian real compared to the corresponding period in 2023. The average Brazilian real/U.S. dollar exchange rate was R$4.99/US$1.00 in the fiscal year ended December 31, 2023, corresponding to a 3.3% appreciation of the Brazilian real against the same period in 2022.

The final Brazilian real/U.S. dollar exchange rate was R$6.19/US$1.00 on December 31, 2024, corresponding to a 27.9% depreciation of the Brazilian real compared to the exchange rate on December 31, 2023.

b) relevant variations in revenues attributable to the introduction of new products and services, changes in volumes and prices, exchange rate and inflation

In the fiscal year ended December 31, 2024, the Company’s consolidated operating net revenue increased by 14.6% over the same period in 2023, totaling R$416,952.0 million.

Comments on changes in revenues are attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services are made above in section 2.1(h) - relevant variations in revenues for each item of the financial statements.

Sensitivity analysis

Aiming to provide information on how the Company’s exposure to exchange rate risks for the Brazilian against the U.S. dollar would behave on December 31, 2024, below are possible risk variables scenarios of 25% and 50% in relation to the closing prices used to measure financial assets and liabilities on the base date of these interim financial statements. To calculate how the probable scenarios could affect the results, the Company considers appropriate using the Value at Risk (VaR) methodology, with a 99% confidence interval and a one-day horizon. The results of this analysis are presented below, in R$ thousand.

			Cenário (i) VaR 99% I.C.1 dia			Cenário (ii) Variaçáo do câmbio em 15%			Cenário (iii) Variaçao do câmbio em 30%
Exposicão		Câmbio		Efeito no resultado			Efeito no resultado			Efeito no resulta do
do R$	Risco	fechamento	Câmbio	Controladora	Consolidado	Câmbio	Controladora	Consolidado	Câmbio	Controladora	Consolidado
Operacional	Apreciação	6,1923	6,0748	(90.936)	(285.345)	5,2635	(718.666)	(2.255.079)	4,3346	(1.437.340)	(4.510.182)
Financeira	Depreciação	6,1923	6,0748	8.052	152.241	5,2635	63.632	1.203.159	4,3346	127.265	2.406.330
Derivativos	Depreciação	6,1923	6,0748	45.446	126.862	5,2635	359.157	1.002.592	4,3346	718.317	2.005.194
				(37.438)	(6.242)		(295.877)	(49.328)		(591.758)	(98.658)

Annex I-31

In Note 28 - Financial instruments and risk management to the 2024 Annual Financial Statements of the Interim Financial Statements for the fiscal years ended December 31, 2024, and 2023, the Company presented a sensitivity analysis for the risks related to its exchange rate exposure in other foreign currencies, in addition to a sensitivity analysis for its exposures to the main commodities.

c) relevant impacts of inflation, variation in the input and product prices, and exchange and interest rates on the issuer’s operating result and financial result

Operational Result

The Company’s operating performance may be affected by the cost of acquiring livestock and grains for feeding chickens and pork which, in turn, are impacted by supply and demand and, consequently, by the current inflation of the markets where the Company operates. The cost of raw material accounted for approximately 76.6% and 75.9% of production costs in 2024 and 2023, respectively.

Gross sales revenue is affected by inflation since, in general terms, the Company passes on a portion, or all, of cost increases to customers in the markets in which it operates through price increases. The Company cannot predict, however, if it will be able to pass on future cost increases to its customers. Sales in domestic markets where the Company has direct operations accounted for 74.9% and 75.6% of gross sales revenue in 2024 and 2023, respectively.

Gross sales revenue can also be affected by the exchange rate, given a significant portion of the Company’s sales are destined to the foreign market. Exports accounted for 25.1% and 24.4% of gross operating sales revenue in 2024 and 2023, respectively.

Financial Result

Exchange rate variations have affected and may continue to affect the Company’s financial results and debt in the future, given that a portion of its debt is denominated in foreign currency. On December 31, 2024, and 2023, foreign-currency debt totaled R$8,037.2 million on December 31, 2023, and R$1,503.2 million on December 31, 2023, representing 3.2% and 0.7% of total liability and equity, respectively.

The Company’s market risk exposures are constantly monitored, particularly for risk factors related to exchange rate variations, interest rates and commodity prices can potentially affect the value of financial assets and liabilities, future cash flows and net investments in foreign operations. For these situations, the Company and its subsidiaries use hedging financial instruments, including derivatives, as approved by the Risk Management Committee.

In 2024, the Company’s financial expenses with derivatives totaled R$2,677.4 million, and financial income with exchange rate variations amounted to R$712.4 million. In 2023, the Company recorded financial income with derivatives in the amount of R$411.4 million, and financial income with exchange rate variations of R$294.6 million.

On December 31, 2024, a portion of the Company’s total debt was subject to fluctuations in interest rates, in particular the Euro Interbank Offered Rate (Euribor), the Brazilian interbank deposit rate (CDI), as published by CETIP, and the long-term interest rate (TJLP).

Annex I-32

Inflation Rate

Most of the countries and regions in which we operate, including the USA, Brazil, Australia, Mexico and Europe, are currently experiencing high inflation. None of the locations in which we operate are experiencing hyperinflation. All segments were affected by inflation for operating costs, particularly labor, freight and transportation of certain materials. We also experienced high average selling prices, impacted by the current inflationary environment. We responded to inflationary challenges in 2024 by continuing negotiations with customers to recover the extraordinary costs faced by us. We also continue to focus on operational initiatives aimed at delivering labor efficiencies, better farming performance and improved yields.

Variation of main inputs and products

Our primary raw materials are livestock and feed ingredients for our chicken and hog operations. Raw materials accounted for most of our total cost of goods sold during the year ended December 31, 2024. Changes in livestock, pork and feed ingredient prices directly impact our operating costs and are based on factors that we cannot control, such as weather, supply volume, transportation costs, agricultural policies and others. We seek to protect the price paid for livestock purchases through financial instruments aimed at protecting the Company from price variations from the purchase and delivery dates. Our risk management department is responsible for mapping Grupo JBS’ exposure to commodity prices and proposing strategies to our risk management committee to mitigate these exposures. Biological assets are very important raw materials that we use. To maintain the future supply of these materials, we use forward contracts to purchase with suppliers in advance. To complement these forward purchases, we use derivative instruments aimed at mitigating each specific exposure, mainly the futures contracts, from the impact caused by price fluctuations on inventories and sales contracts. We use the historical average amount spent on raw materials as an indicator of the operating value to be protected by firm purchase contracts. Cattle, pork and feed ingredient prices in domestic markets have fluctuated significantly in the past, and we believe this will continue to fluctuate in the coming years. Any increase in prices for cattle, pork and feed ingredients and, consequently, in production costs could negatively affect our gross margins and operational results if we are unable to pass these price increases on to our customers. On the other hand, reductions in cattle, pig and feed ingredients prices and, consequently, our production costs, could positively impact our gross margins and operating results.

Foreign Exchange

As a global company, our operational results and financial condition have been and will continue to be exposed to the fluctuations of exchange rates in foreign currency.

Depreciation or appreciation of foreign currency exchange rates may impact our revenues, costs and expenses, causing a monetary increase or decrease, as long as the other variables remain unchanged. Additionally, a portion of our loans and financings are denominated in foreign currencies. For this reason, changes to exchange rates could significantly increase or decrease our financial expenses and short and long-term loans and financing. Furthermore, a portion of our assets, liabilities, revenues, costs, and expenses are converted to U.S. dollars for reporting purposes.

Our risk management department uses derivative instruments as previously approved by our Board of Directors to hedge financial assets and liabilities and future cash flow from business activities and net investments in foreign operations. Our Board of Directors approved financial instruments to hedge our exposure to loans, investments, cash flows from interest payments, export estimates, acquisition of raw materials and other transactions, whenever they are quoted in currencies other than our own or the functional currency of our subsidiaries. Our main exchange rate risk exposure is related to the U.S. Dollar, Euro, British Pound, Mexican Peso and Australian Dollar.

Interest Rate

The Company has assets and, mainly, liabilities exposed to this risk in operations pegged to indexes such as CDI (Interbank Deposit Certificate), LIBOR (London Interbank Offer Rate), IPCA (National Consumer Price Index) and SOFR (Secured Overnight Financing Rate), among others. The Financial and Commodity Risk Management Policy does not contain mandatory guidelines on the proportion of exposures to fixed or floating rates, however, the Risk Control Department constantly monitors market conditions and may propose strategies on indexers to the Risk Management Committee aimed at reducing the Company’s overall exposure. The Risk Management Committee manages and monitors the Company’s switch to transition rates. The Committee assesses the extent to which contracts are pegged to LIBOR cash flows, if these contracts need to be amended due to the LIBOR reform and how to communicate about the reform with counterparties. Accordingly, the Committee provides periodic reports to the Company’s Management on interest rate risk and other risks arising from the LIBOR reform.

Annex I-33

2.3. Comments from Executive Officers about changes in accounting opinions/changes and emphasis contained in the auditor’s report

a)  Changes in accounting practices that have resulted in significant effects on the information provided in sections 2.1 and 2.2

There were no significant changes in the accounting practices adopted in the Company’s financial statements for the fiscal years ended December 31, 2024, and 2023.

b)  Opinions on changes and emphasis contained in the auditor’s report

There were no opinions on changes or emphasis in the report issued by the Company’s independent auditor regarding the Financial Statements for the fiscal year ended December 31, 2024, and 2023.

2.4. Relevant effects on the financial statements

a)  introduction or disposal of operating segments

There were no introductions or disposals of operating segments during the years ended December 31, 2024, and December 31, 2023.

b)  constitution, acquisition or sale of a relevant ownership stake

The acquisition of companies is part of the Company’s business strategy, but it is currently focused on gaining efficiency, both operational and financial, for its operations. Since its founding, the Company has made several acquisitions that have brought additional revenue flow for its operations.

Relevant operational events:

The Company uses the acquisition cost allocation accounting methodology to record business mergers that are not under common control. The amounts transferred in a business merger is measured at fair value, which is calculated by adding the fair values of the transferred assets, the liabilities incurred on the acquisition date to the former controlling shareholders of the acquiree, and the equity issued in exchange for control of the acquiree. In general terms, all assets acquired, liabilities incurred, and contingent liabilities assumed are initially measured at fair value on the acquisition date. The Company recognizes non-controlling interest in the acquiree as acquisition on a vesting basis, either at fair value or the non-controlling interest’s proportional share of the recorded net assets. Acquisition-related costs are recognized in the income statement when incurred.

The excess of (i) the amount transferred; (ii) the amount of any non-controlling interest in the acquiree (as applicable); and (iii) the fair value, on the acquisition date, of any prior equity interest in the acquiree over the fair value of the net assets acquired is recorded as goodwill. When the sum of these three items above equals to less than the fair value of the net assets acquired, the gain is recognized directly in the income statement in the period, as “bargain gain”.

On June 8, 2021, JBS signed an agreement to acquire 100% of Rivalea Holdings Pty Ltd., and 100% of Oxdale Dairy Enterprise Pty Ltd. (jointly as “Rivalea”), a leading Australian pork producer and processor, for an enterprise value of AU$175 million. The acquisition was completed on January 4, 2022.

On November 17, 2021, JBS Global Luxembourg S.à r.l., a subsidiary of JBS, signed an agreement to acquire control of Spanish company BioTech Foods, S.L, marking the Company’s entrance into the cultivated protein market. The acquisition was completed on May 9, 2022.

On December 13, 2021, Rigamonti, a subsidiary of JBS, signed an agreement to acquire 100% of King’s Group, a producer of Italian specialties, with an investment of €82 million. The acquisition was completed on February 7, 2022.

On December 2, 2022, JBS USA, an indirect subsidiary of the Company, signed an agreement to acquire TriOak Foods, which operates in multiple states in the USA for the processing of pork and sale of grains.

Annex I-34

The assets acquired and liabilities assumed in these business mergers were initially measured at fair values, as set out below:

	Consolidado
	USD		EUR		GBP		MXN	AUD		CAD		CNY
	31.12.24	31.12.23	31.12.24	31.12.23	31.12.24	31.12.23	31/12/2023 (1)	31.12.24	31.12.23	31.12.24	31.12.23	31.12.24	31.12.23
OPERACIONAL
Caixa e equivalentes de caixa	10.152.796	7.604.779	311.727	329.956	99.680	97.319	1.314.427	557	203	2.989	3.409	37.681	34.096
Contas a receber de clientes	6.646.802	2.806.266	1.021.830	715.733	406.736	240.823	649.281	3.362	1.167	89.090	50.195	16.728	36.444
Pedidos de venda	593.786	4.437.512	351.004	356.147	311.473	1.053.024	-	-	-	-	420	-	26.727
Fomecedores	(1.842.430)	846.168	(484.662)	(362.919)	(100.758)	(76.715)	(1.294.723)	(15.697)	(1.549)	-	-	-	-
Pedidos de compra	(517.013)	(274.549)	(55.287)	(87.203)	-	-	-	-	-	-	-	-	-
Subtotal operacional	15.033.941	13.727.840	1.144.612	951.714	717.131	1.314.451	668.985	(11.778)	(179)	92.079	54.024	54.409	97.267
FINANCEIRO
Caixa margem	1.363	-	-	-	-	-	-	-	-	-	-	-	-
Adiantamento a clientes	(29.001)	(539.165)	(9.672)	(61.100)	(1.184)	(2.474)	-	-	-	-	-	(729)	(16.695)
Empréstimos e financiamentos	(7.993.463)	(1.485.299)	(3.803)	(15.579)	-	-	-	-	-	(3.622)	(2.348)	-	-
Subtotal financeiro	(8.021.101)	(2.024.464)	(13.475)	(76.679)	(1.184)	(2.474)	-	-	-	(3.622)	(2.348)	(729)	(16.695)
Subtotal operacional financeiro	7.012.840	11.703.376	1.131.137	(875.035)	715.947	1.311.977	668.985	(11.778)	(179)	88.457	51.676	53.680	80.572
DERIVATIVOS
Contratos futuros	11.393	(1.214.139)	(530.029)	(663.598)	(211.126)	(213.703)	-	-	-	(49.538)	-	(133.754)	(72.620)
Deliverable Forwards (DF’s)	(4.112.207)	(1.926.954)	(439.337)	325.834	(165.861)	(69.565)	-	17.091	13.778	(183.366)	508.893	-	(34.075)
Non Deliverable Forwards	(2.583.167)	(6.326.417)	(121.115)	24.550	(38.776)	(470.206)	-	-	-	-	-	-	-
Total dos derivativos	(6.683.981)	(9.467.510)	(211.807)	(313.214)	(415.763)	(753.474)	-	17.091	13.778	(232.904)	508.893	(133.754)	(106.695)
EXPOSIÇÃO LÍQUIDA	328.859	2.235.866	919.330	561.821	300.184	558.503	668.985	5.313	13.599	(144.447)	560.569	(80.074)	(26.123)

(1)	Não temos exposição porque mudamos a moeda funcional da subisidiária indireta PPC México.

c)  unusual events or operations

On December 22, 2022, the Company released a Material Fact announcing the agreement to terminate Arbitration Proceeding CAM 186/2021, in which J&F Investimentos S.A. committed to pay R$543,164,722.88 (five hundred and forty-three million, one hundred and sixty-four thousand, seven hundred and twenty-two reais and eighty-eight centavos) to the Company.

An Ad Hoc Independent Committee was established, comprised of five independent members of the Board of Directors, which analyzed the facts relating to the arbitration proceeding and negotiated the agreement for a period of 6 months, ultimately recommending its unanimous approval.

The transaction involved a mutual settlement regarding the compensation for the facts described in the Collaboration Agreements signed by the Company’s controlling shareholders and former administrators with the Federal Public Prosecutor’s Office, thus ending all claims made in the proceeding, including requests related to the incorporation of Bertin S.A. by the Company, the Blessed Holdings matter, as well as counterclaims made against the Company in a much higher amounts, being approved by the Arbitration Court.

It is worth mentioning that the Independent Ad Hoc Committee was duly advised by external independent lawyers in all phases of its activities, including the analysis and negotiation of the agreement. The agreement was also unanimously approved by the Board of Directors, on December 16, 2022.

2.5. Non-accounting measures

a)  Inform the amounts of non-accounting measures

In 2024, the Company used Adjusted EBITDA as a non-accounting measurement method, just as in 2023.

In the fiscal year ended December 31, 2023, the Company’s Adjusted EBITDA was recorded at R$39,039.9 million. In the fiscal year ended December 31, 2023, this amount was R$17,146.1 million.

Even so, the Company informs that it uses economic and financial indicators for analyzing and disclosing its results to the market. However, these indicators are not detailed in this section of the Reference Form, as Management does not understand they should be considered non-accounting measures.

Annex I-35

b) reconcile the amounts disclosed with the amounts in the audited financial statements

Adjusted EBITDA

In R$ Million	2024	2023
Net income for the period (including minority shareholdings)	10,704.0	(729.1)
Net Financial Result	8,963.1	6,748.0
Income and social contribution taxes - current and deferred	4,116.6	(668.9)
Depreciation and amortization	11,805.3	10,725.4
Equity in earnings of subsidiaries	(20.4)	(47.6)
Antitrust agreements	1,430.8	510.2
Donations and social programs	118.5	90.4
Asset impairments	0.0	135.2
Rio Grande do Sul floods	105.1	0.0
Fiscal payments and installments - special program	426.6	0.0
Extemporaneous litigation	356.5	0.0
Extemporaneous reversal of tax credits	342.7	0.0
Restructuring	512.6	261.0
Other operating income/expenses	178.6	121.5
(=) Adjusted EBITDA	39,039.9	17,146.1

The Adjusted EBITDA, which can be defined as earnings before net financial income (expenses), income tax, social contribution, depreciation and amortization, equity in earnings of subsidiaries, and other non-recurring results, is used as a performance measurement by the Company’s Management.

The Company uses the Adjusted EBITDA as a non-accounting measure (pursuant to CVM Resolution 156, of June 23, 2022), adjusting for the equity in earnings of subsidiaries and other non-recurring results.

The equity in earnings of subsidiaries is allocated under a specific account of the income statement.

c) explain why such measurement is more appropriate for correctly understanding the issuer’s financial condition and operational results

EBITDA is not an accounting measure according to the Brazilian GAAP and the IFRS, and should not be considered individually, or as an alternative to net income, as a measurement of operational performance, or as an alternative to operating cash flow to measure liquidity.

The Adjusted EBITDA does not have a standardized meaning and the Company’s definition of Adjusted EBITDA may not be comparable to the definition used by other companies. The Company believes that the Adjusted EBITDA is an important tool to periodically compare its operating performance, as well as to support certain administrative decisions. However, it is worth mentioning that, since the Adjusted EBITDA does not consider certain intrinsic costs relating to the Company’s business, which could, in turn, significantly affect its profits, including financial expenses, taxes, depreciation, capital expenditures and other corresponding charges, the Adjusted EBITDA has limitations that affect its use as an indicator of the Company’s profitability.

In general terms, the Adjusted EBITDA is additional information to our financial statements and should not substitute the audited results, in addition to the fact that it may not be comparable with the same indicators disclosed by other companies.

Annex I-36

2.6. Events subsequent to the financial statements

New issuances of Senior Notes (Bonds): On January 6, 2025, the Company, through its indirect subsidiaries JBS USA Holding Lux S.a.r.l, JBS USA Food Company and JBS USA Foods Group Holdings, Inc. (jointly, the “Issuers”), announced the pricing of its senior notes to be offered on the international market, in the amount of US$1.75 billion (R$10.83 billion). The notes were divided in two series: US$1.0 billion (R$6.19 billion), at an interest rate of 5.95% p.a. and maturity in 2035, and US$750 million (R$4.64 billion), at an interest rate of 6.375% p.a. and maturity in 2055. The offering was completed on January 21, 2025. Additionally, the issuers signed a registration rights agreement, committing to register an exchange offer with the United States Securities and Exchange Commission (SEC) and conclude it within 365 days. The proceeds raised will be used to pay short-term debt and for other corporate purposes.

Investment in Mantiqueira Alimentos Ltda.: On January 27, 2025, the Company signed an investment agreement with Mantiqueira Alimentos Ltda., acquiring 48.5% of its total share capital and 50% of its voting shares. Mantiqueira Alimentos Ltda. is the leading organic egg producer, from free-range hens and without the use of antibiotics or hormones, with over 3,000 employees and an annual production of approximately 4 billion eggs. The transaction marks the Company’s entrance into the egg sector, in line with its diversification and expansion strategy within the global protein platform. On February 26, 2025, the acquisition was approved, without restrictions, by CADE (Administrative Council for Economic Defense). The conclusion of the transaction is subject to compliance with the precedent conditions applicable to operations of this nature.

Certificates of Agribusiness Receivables (CRAs): On January 28, 2025, the Company’s indirect subsidiary Seara Alimentos Ltda., issued three series of Certificates of Agribusiness Receivables (CRAs) guaranteed by JBS S.A., with maturities scheduled for 2035, 2045 and 2055, in a total principal amount of R$800 million, whose proceeds will be used to finance the purchase of grains. The offering was concluded on March 6, 2025.

Change in the structure of JBS S/A: On February 13, 2025, the Company announced that Gilberto Xandó, CEO of JBS Brazil, took on the role of CEO of Wild Fork North America, an indirect subsidiary of JBS Investments Luxemburgo. Wild Fork has over 700 products in its physical and online stores which, besides proteins, also offers side dishes, ready-to-eat meals, vegetables, breads, desserts, seasonings and sauces. The position of CEO for JBS Brazil will be held by Gilberto Tomazoni.

Annex I-37

2.7– Profit allocation policy

	2024	2023
a. rules for retained profits	The Company’s Bylaws provide that net income for the fiscal year shall be allocated as follows: (a) 5% (five percent) as legal reserve, which must not exceed 20% (twenty percent) of its share capital; (b) a portion may be allocated as reserve for contingencies and its reversal; (c) from the remaining balance, a portion must be allocated for the payment of mandatory minimum dividends, no less than 25% (twenty-five percent); (d) the remaining net income, after legal deductions and minimum dividends, shall be allocated to an annual installment, not exceeding 90% (ninety percent) of the adjusted net income, as Statutory Investment Reserve intended at financing investment for operating assets, which must not exceed the share capital.	The Company’s Bylaws provide that net income for the fiscal year shall be allocated as follows: (a) 5% (five percent) as legal reserve, which must not exceed 20% (twenty percent) of its share capital; (b) a portion may be allocated as reserve for contingencies and its reversal; (c) from the remaining balance, a portion must be allocated for the payment of mandatory minimum dividends, no less than 25% (twenty-five percent); (d) the remaining net income, after legal deductions and minimum dividends, shall be allocated to an annual installment, not exceeding 90% (ninety percent) of the adjusted net income, as Statutory Investment Reserve intended at financing investment for operating assets, which must not exceed the share capital.
a.i. Amounts for profit retention	NA - NOT APPLICABLE	NA - NOT APPLICABLE
a.ii. Percentages in relation to total declared profits	NA - NOT APPLICABLE	NA - NOT APPLICABLE
b. rules for dividend distribution	The Company’s Bylaws provide that, from the net profit balance after allocations for legal and contingency reserves, shareholders are guaranteed the right to receive a mandatory minimum dividend of no less than 25% (twenty-five percent) of net profit in each fiscal year. In the fiscal year when the amount of minimum mandatory dividends surpasses the portion of the net income realized in the fiscal year, the Annual Shareholders’ Meeting may, if proposed by the management bodies, allocate the surplus to the unrealized profit reserve, in compliance with Article 197 of Brazilian Corporations Law.	The Company’s Bylaws provide that, from the net profit balance after allocations for legal and contingency reserves, shareholders are guaranteed the right to receive a mandatory minimum dividend of no less than 25% (twenty-five percent) of net profit in each fiscal year. In the fiscal year when the amount of minimum mandatory dividends surpasses the portion of the net income realized in the fiscal year, the Annual Shareholders’ Meeting may, if proposed by the management bodies, allocate the surplus to the unrealized profit reserve, in compliance with Article 197 of Brazilian Corporations Law.
c. frequency of dividend distributions	On December 31, 2024, the Company’s dividend distribution policy guaranteed shareholders the right to annual dividend distributions. The Board of Directors may declare the payment of dividends from the net income amount recorded in the half-yearly balance sheet, which shall be allocated to the mandatory dividend amount, if any; dividends may be distributed for periods of under 6 (six) months, or interest on equity may be paid as part of the mandatory dividend amount, if any, provided that the total dividend amount paid during the half-year period of the fiscal year does not exceed the capital reserves amount; and the payment of interim dividend or interest on equity on accumulated net income or from the profit reserves account for the previous annual or half-yearly balance sheet must be allocated to the mandatory dividend amount, if any.	On December 31, 2023, the Company’s dividend distribution policy guaranteed shareholders the right to annual dividend distributions. The Board of Directors may declare the payment of dividends from the net income amount recorded in the half-yearly balance sheet, which shall be allocated to the mandatory dividend amount, if any; dividends may be distributed for periods of under 6 (six) months, or interest on equity may be paid as part of the mandatory dividend amount, if any, provided that the total dividend amount paid during the half-year period of the fiscal year does not exceed the capital reserves amount; and the payment of interim dividend or interest on equity on accumulated net income or from the profit reserves account for the previous annual or half-yearly balance sheet must be allocated to the mandatory dividend amount, if any.
d. restrictions on dividend distribution	On December 31, 2024, the Company’s Bylaws provided that 5% (five percent) of the net income be allocated annually as legal reserve, which could not exceed 20% (twenty percent) of the paid-in share capital or the limitations provided in paragraph 1 of article 193 of the Brazilian Corporation Law. Under the Company’s Bylaws, it must pay shareholders 25% (twenty-five percent) of its adjusted annual net income as mandatory dividends. Net income may be capitalized, used to offset losses or retained losses, as provided in the Brazilian Corporation Law, and may not be made available for payment of dividends. The Company may not pay dividends to its shareholders during any fiscal year if its management declares, and the Annual Shareholders’ Meeting approves that such payment is inadvisable given its financial situation.	On December 31, 2023, the Company’s Bylaws provided that 5% (five percent) of the net income be allocated annually as legal reserve, which could not exceed 20% (twenty percent) of the paid-in share capital or the limitations provided in paragraph 1 of article 193 of the Brazilian Corporation Law. Under the Company’s Bylaws, it must pay shareholders 25% (twenty-five percent) of its adjusted annual net income as mandatory dividends. Net income may be capitalized, used to offset losses or retained losses, as provided in the Brazilian Corporation Law, and may not be made available for payment of dividends. The Company may not pay dividends to its shareholders during any fiscal year if its management declares, and the Annual Shareholders’ Meeting approves that such payment is inadvisable given its financial situation.
e. profit allocation policy	As of December 31, 2024, the Company did not have a specific policy dealing with the allocation of profits.	As of December 31, 2023, the Company did not have a specific policy dealing with the allocation of profits.

Annex I-38

2.8. Relevant items not provided in the financial statements

a) assets and liabilities held by the issuer, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items) such as:

(i) receivables written-off for which the issuer has neither retained nor substantially transferred the risks and rewards of ownership for the transferred asset, indicating related liabilities

The Company’s Executive Board states that no receivables have been written-off on which the Company maintained risks and liabilities that have not been disclosed in its balance sheets as of December 31, 2024 and 2023.

(ii) contracts for the future purchase and sale of products or services

The Company’s Executive Board states that no contracts exist for future purchase and sale of products and services, capable of generating a relevant effect, that have not been disclosed in the Company’s balance sheets as of December 31, 2024, and 2023.

(iii) contracts regarding unfinished construction

The Company’s Executive Board states that no contracts exist regarding unfinished constructions that have not been disclosed in its balance sheets as of December 31, 2024, and 2023.

(iv) contracts for future receipts of financing

The Company’s Executive Board states that no contracts exist regarding future receipts of financing that have not been disclosed in its balance sheets as of December 31, 2024, and 2023.

b) other relevant items not provided in the financial statements

The Company’s Executive Board states that no other relevant items exist that have not been disclosed in its financial statements.

Annex I-39

2.9. Comments on items that have not been provided

a) how such items have changed or may change the issuer’s revenues, expenses, operating income, financial expenses or other items in the financial statements

Not applicable, given the Company did not have assets or liabilities, directly or indirectly, that were not included in its financial statements for the fiscal year ended December 31, 2024.

b) nature and purpose of the transaction

Not applicable, given the Company did not have assets or liabilities, directly or indirectly, that were not included in its financial statements for the fiscal year ended December 31, 2024.

c) nature and amount of the obligations assumed and rights generated in favor of the issuer resulting from the transaction

Not applicable, given the Company did not have assets or liabilities, directly or indirectly, that were not included in its financial statements for the fiscal year ended December 31, 2024.

2.10. Business Plan

a) Investments, including:

(i) description of current and planned investments

As reported in 2019, the Company plans to invest R$8 billion in Seara from 2020 to 2025, aiming to be prepared to meet the increased demand for protein in the country and abroad.

Annex I-40

(ii) sources of investment financing

The sources to fund the Company’s investments derive mainly from its own cash generated by its operating activities and loans and financing from commercial banks and the capital markets.

(iii) relevant current and planned divestments

There are no relevant divestments planned for plants, equipment, patents or other assets other than investments required for the maintenance of assets that already belong to the Company.

b) Provided it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that should materially influence the issuer’s production capacity

The Company does not have any current or planned acquisition of plants, equipment, patents or other relevant assets.

c) new products or services, indicating:

The Company constantly invests in the research and development of new products related to its existing business units, however, to date, no research has been disclosed to the market in general.

(i) Ongoing research

The Company constantly invests in research related to its existing business units, however, to date, no research has been disclosed to the market in general.

(ii) Total amounts spent by the issuer on research to develop new products or services

In 2024, the Company incurred expenses with internal research and development, in the amount of R$6,926 (R$4,449 on December 31, 2023) at the Parent Company and R$28,585 (R$36,114 on December 31, 2023) as a Consolidated amount.

(iii) Projects under development that have already been disclosed

The Company constantly invests in research related to its existing business units, however, to date, no research has been disclosed to the market in general.

(iv) Total amounts spent by the issuer on developing new products or services

In 2024, the Company incurred expenses with internal research and development, in the amount of R$6,926 (R$4,449 on December 31, 2023) at the Parent Company and R$28,585 (R$36,114 on December 31, 2023) as a Consolidated amount.

Annex I-41

d) opportunities included in the issuer’s business plan related to ESG matters

In 2024, the Company continued to promote ESG (environmental, social and governance) initiatives that provided opportunities in its business. Among them, we highlight promotion of the circular economy, a strategic concept aimed at ensuring the reduction, reuse, recovery and recycling of materials and energy, creating an economic cycle driven by generating the least amount of waste and disposal. At JBS, this approach has resulted in new business opportunities for over 15 years and disruptive solutions that contribute to the sustainability of our activities. It is therefore part of our business model, and has influenced long-term decision-making, the promotion of a circular system for the reuse and recycling of waste. A clear example of how the circular economy is applied in our business is in the beef chain. Over the last two decades, we developed several initiatives to provide an appropriate and sustainable disposal, focusing on generating value from the waste of the animal protein production process, such as tallow, skin and bovine serum. These by-products are transformed into biodiesel, collagen and gelatin for the food and pharmaceutical industries, fertilizers and other high value-added products, contributing to the sustainable use of natural resources and benefiting the environment. This effort translates into large numbers, and we are the world’s largest vertically integrated producers of biodiesel from beef tallow. We also export functional collagen to over 40 countries, which is used in the food industry and has a protein base that serves different segments, such as sausages and bread. We are a global industry specialized in processing cow leather and Kind Leather, a brand belonging to JBS Couros, offers solutions that transform our value chain, combining production efficiency with reduced environmental impact. We also use the organic waste generated in our factories to produce organic and organ mineral fertilizers.

Through Biolins, a co-generation unit, JBS also produces electricity and steam from biomass (sugarcane bagasse, eucalyptus chips and other types of biomasses). With the potential to process 600,000 tons/year of raw material, the unit has a generation capacity of 45 megawatt hours (MW/h), enough to supply a city with 300,000 inhabitants. Biolins supplies 100% of the electricity and steam to the Friboi, JBS Couros and JBS Novos Negócios plants in the Lins industrial park. The plant alone has the potential to generate 14% of the total electricity used by all JBS units in Brazil. Lastly, our No Carbon truck rental company, which offers 100% electric trucks, began operations in 2022 and currently has a fleet of 283 vehicles distributed nationwide, serving mainly the logistics operations of Seara and Friboi.

With an investment of R$56 million in 2023, JBS implemented biodigester systems to produce biogas at nine Friboi facilities in Brazil, generating approximately 53 thousand m³/day of biogas, thus contributing to the reduction of the environmental impact of its production process. Currently, 14 plants in the USA and Canada have biodigester systems, producing 190,000 m³/d of biogas. This clean energy supplies boilers, generates electricity at the Company’s facilities, or is converted into Renewable Natural Gas (RNG) and sold to gas companies. In the projects operating in the USA and Canada, where biogas is used on-site, these units reduce the need for energy supplied by the grid by up to 20%.

At JBS USA, nearly 100% of inedible by-products are used to produce tallow and blood and bone meal, which are sold to companies that manufacture cosmetics and pharmaceutical products, as well as for animal feed.

Other ESG opportunities included in JBS’ business plan are reported in the Sustainability Report and the Company’s ESG HUB.

2.11. Other factors that significantly influenced operational performance

The Company’s Executive Board states that no other relevant items exist that have not been disclosed in its financial statements or that have not been identified or commented in other items of this appendix.

Annex I-42

ANNEX II TO THE MANAGEMENT PROPOSAL FOR
THE ANNUAL AND EXTRAORDINARY GENERAL
SHAREHOLDERS’ MEETING OF JBS S.A.

TO BE HELD ON APRIL 29, 2025

ALLOCATION OF NET PROFIT

Base Date: December 31, 2024

(as per Annex A to CVM Resolution 81, of March 29, 2022)

1. Report the net profit for the year:

The Company’s net profit for the fiscal year ended December 31, 2024, was R$9,615,923,273.32 (nine billion, six hundred and fifteen million, nine hundred and twenty-three thousand, two hundred and seventy-three reais and thirty-two centavos.

2. Inform the total amount and value per share of dividends, including anticipated dividends and interest on equity already declared:

The total amount distributed as dividends was R$6,654,349,110.00 (six billion, six hundred and fifty-four million, three hundred and forty-nine thousand, one hundred and ten reais), as shown in the table below:

Description	Gross Amount per Share (R$)¹		Total Gross Amount
Interim dividends declared on August 13, 2024	R$	2.00000000	R$	4,436,232,740.00
Interim dividends declared on November 13, 2024	R$	1.00000000	R$	2,218,116,370.00
Total	R$	3.00000000	R$	6,654,349,110.00

(1)	As per shareholder base of December 31, 2024

In addition to this amount, Management proposes the declaration of additional dividends by the Annual General Shareholders’ Meeting to be held in 2025, to be paid based on the profit reserve balance of the fiscal year ended December 31, 2024, in the total amount of R$4,436,232,740.00

Description	Gross Amount Per Share (R$)		Total Gross Amount
Additional proposed dividends (to be approved)	R$	2.00000000	R$	4,436,232,740.00
Total	R$	2.00000000	R$	4,436,232,740.00

It should be noted that (i) the amount of the Minimum Mandatory Dividend corresponds to R$1,316,326,579.55, and has already been fully paid based on the profit reserve, according to interim dividends declared on August 13, 2024 and November 13, 2024, as shown in the table above, and (ii) on March 25, 2025, the Board of Directors of JBS S.A. approved the proposal for the distribution of dividends from the profit reserve balance of the 2024 fiscal year, in the amount of R$ 4.4 billion, corresponding to R$ 2.00 per common share. The payment of dividends is subject to approval at the Annual General Shareholders’ Meeting of JBS S.A., scheduled to be held on April 29, 2025.

The Company has not paid and will not pay interest on equity.

Annex II-1

Thus, the total amount of dividends (already declared and to be declared) will be R$ 11,090,581,850.00

3. Inform the percentage of net income distributed for the year:

The percentage of total net profit for the year (before retention and allocation to the Legal Reserve) already distributed is 69.20%.

4. Inform the overall amount and the amount per share of distributed dividends based on profit from previous years:

The company has not distributed any dividends based on profits from previous years.

5. Inform, excluding early dividends and interest on equity already declared:

a) The gross amount of dividends and interest on equity, in a segregated manner, per share of each type and class.

Not applicable.

b) The method and deadline for the payment of dividends and interest on equity.

Not applicable.

c) Any restatement and interest on dividends and interest on equity.

Not applicable.

d) Date of declaration of payment of dividends and interest on own capital considered for identification of shareholders who will be entitled to receive them.

Not applicable.

6. If dividends or interest on equity have been declared on the basis of profits calculated in half-yearly balance sheets or in shorter periods:

a) Inform the amount of dividends or interest on equity already declared

As indicated in item 2 above, the amount of dividends already declared is R$6,654,349,110.00 (six billion, six hundred and fifty-four million, three hundred and forty-nine thousand, one hundred and ten reais). Furthermore, the Company will submit for approval at the Extraordinary General Shareholders’ Meeting of JBS S.A., on April 29, additional dividends based on the profit reserve balance of R$4,436,232,740.00 (four billion, four hundred and thirty-six million, two hundred and thirty-two thousand, seven hundred and forty reais), as shown in the table below:

Description		Gross Amount Per Share (R$)		Total Gross Amount
Interim dividends declared on August 13, 2024	R$	2.00000000	R$	4,436,232,740.00
Interim dividends declared on November 13, 2024	R$	1.00000000	R$	2,218,116,370.00
Total	R$	3.00000000	R$	6,654,349,110.00

Description		Gross Amount Per Share (R$)		Total Gross Amount
Additional proposed dividends (to be approved)	R$	2.00000000	R$	4,436,232,740.00
Total	R$	2.00000000	R$	4,436,232,740.00

Annex II-2

b) Inform the date of the respective payments.

Below is an indication of the dates of (i) approval, at the Company’s Board of Directors’ meetings, of the distribution of interim dividends and (ii) payment of such dividends:

Description	Payment Date
Interim dividends	October 7, 2024
Interim dividends	January 15, 2025

7. Provide a comparative table showing the following values per share of each type and class:

a) Net profit for the year and the three (3) previous years.

	2024		2023		2022		2021
Net income for the year (R$)	R$	9,615,923,273.32	R$	(1,060,970,423.38)	R$	15,457,836,237.79	R$	20,486,560,965.76
Net income per share (R$)[1]	R$	4.33518	R$	(0.47832)	R$	6.96890	R$	8.39350

b) Dividends and interest on own capital distributed in the previous three (3) financial years.

2024
Description	Type of Share	Gross Amount per Share:		Total Gross Amount
Dividends	Common shares	R$	2.00000000	R$	4,436,232,740.00
Dividends	Common shares	R$	1.00000000	R$	2,218,116,370.00
Interest on Equity (gross)	Not applicable	Not applicable		Not applicable
Interest on Equity (net)	Not applicable	Not applicable		Not applicable
Total	Common shares	R$	3.0000000	R$	6,654,349,110.00

2023
Description	Type of Share	Gross Amount per Share:		Total Gross Amount
Dividends	Common shares	R$	1.00000000	R$	2,218,116,370.00
Interest on Equity (gross)	Not applicable	Not applicable		Not applicable
Interest on Equity (net)	Not applicable	Not applicable		Not applicable
Total	Common shares	R$	1.00000000	R$	2,218,116,370.00

2022
Description	Type of Share	Gross Amount per Share:		Total Gross Amount
Dividends	Common shares	R$	2.00000000	R$	4,436,232,740.00
Interest on Equity (gross)	Not applicable	Not applicable		Not applicable
Interest on Equity (net)	Not applicable	Not applicable		Not applicable
Total	Common shares	R$	2.000000	R$	4,436,232,740.00

Annex II-3

8. If profits are allocated to the Legal Reserve:

a) Identify the amount set aside for the legal reserve.

R$480,796.163.67 (four hundred and eighty million, seven hundred and ninety-six thousand, one hundred and sixty-three reais and sixty-seven centavos), equivalent to five percent (5%) of net profit for the fiscal year ended December 31, 2024.

b) Detail how the legal reserve is calculated.

Pursuant to Article 39, item “a”, of the Bylaws, the legal reserve is constituted by the allocation of 5% of net profit for the year, after deducting any losses and the provision for Income Tax, as shown below (in R$):

	2024
Net income for the year	R$	9,615,923,273.32
Legal reserve - (5%)	R$	480,796,163.67

The total amount set aside for the Legal Reserve may not exceed 20% of the Company’s share capital, in accordance with the provisions of Article 39, item “a” of the Bylaws In addition, in the year in which the balance of the Legal Reserve plus the amounts of the capital reserves provided in paragraph 1, Article 182, of the Brazilian Corporation Law exceeds thirty percent (30%) of the share capital, it will not be mandatory to allocation of part of the net income for the year to the Legal Reserve.

9. If the Company holds preferred shares with the right to fixed or minimum dividends:

a) Describe how fixed or minimum dividends are calculated.

Not applicable.

b) Inform whether the profit for the year is sufficient for the full payment of fixed or minimum dividends.

Not applicable.

c) Identify whether any unpaid installments are cumulative.

Not applicable.

d) Identify the total amount of fixed or minimum dividends to be paid to each class of preferred shares.

Not applicable.

e) Identify the fixed or minimum dividends to be paid per preferred share to each class.

Not applicable.

10. Regarding the mandatory dividend:

a) Describe the calculation method provided for in the bylaws.

Pursuant to Article 39, item “c”, of the Company’s Bylaws, after the legal and statutory deductions (including the constitution of the Legal Reserve), at least 25% of the profits that remain, adjusted by the constitution of contingency reserves and the respective reversal, if applicable, will be used to pay the mandatory dividend due to shareholders.   In the year in which the amount of the minimum mandatory dividend exceeds the realized portion of the net profit for the year, the general meeting may, by proposal of the management bodies, allocate the excess to the constitution of a reserve for unrealized profits, under the terms of Article 39, item “d”, of the Company’s Bylaws, in compliance with the provisions of Article 197 of the Brazilian Corporation Law.

b) Inform if it is being paid in full.

Mandatory dividends were paid in full. It is also important to point out that the Board of Directors proposed the distribution of approximately 69.20% of the total net income for the year, without considering the allocation to the legal reserve.

Annex II-4

c) Inform if any amount has eventually been withheld.

Not applicable.

11. If the mandatory dividends have been withheld due to the Company’s financial situation:

a) Inform the amount withheld.

Not applicable.

b) Describe in detail the Company’s financial situation, including aspects related to liquidity analysis, working capital and positive cash flows.

Not applicable.

c) Justify the withholding of dividends.

Not applicable.

12. If there is an allocation of profit to the contingency reserve:

a) Identify the amount allocated to the legal reserve.

Not applicable.

b) Identify the loss considered probable and its cause.

Not applicable.

c) Explain why the loss was considered probable.

Not applicable.

d) Justify the creation of the reserve.

Not applicable.

13. If there is an allocation of profits to an unrealized profit reserve:

a) Inform the amount allocated to the unrealized profits reserve.

Not applicable.

b) Inform the nature of the unrealized profits that gave rise to the reserve.

Not applicable.

14. If the result is allocated to statutory reserves:

a) Describe the statutory clauses establishing the reserve.

Pursuant to Article 39 of the Company’s Bylaws, after the legal and statutory deductions (including the constitution of the Legal Reserve), the remaining profits, adjusted by the constitution of contingency reserves and the respective reversal, if applicable, will be allocated in the following order: (i) at least 25% allocated to the payment of the mandatory dividends due to shareholders (which may be limited to the amount of net profit for the fiscal year that has been realized, provided the difference is recorded as a reserve for unrealized profits), pursuant to Article 39, items “c” and “d”, of the Company’s Bylaws; and (ii) the remaining profit balance will be used to create a Statutory Investment Reserve, which will be used to finance investments in operating assets and/or for the repurchase of the Company’s own shares (to be held in treasury or cancelled), pursuant to Article 39, item “e”, of the Company’s Bylaws. The annual amount allocated to the Statutory Reserve cannot exceed 90% of the adjusted net profit for the year and the total value of the Statutory Investment Reserve cannot exceed the Company’s share capital.

b) Identify the amount allocated to the reserve.

It is proposed that the amount of R$5,265,306,318.17 (five billion, two hundred and sixty-five million, three hundred and six thousand, three hundred and eighteen reais and seventeen centavos) be allocated to the Statutory Investment Reserve, observing that the amounts related to the realization of the revaluation reserve and the prescribed dividends not claimed by the shareholders, in the amounts of R$5,671,247.75 (five million, six hundred and seventy-one thousand, two hundred and forty-seven reais and seventy-five centavos) and R$27,265.55 (twenty-seven thousand, two hundred and sixty-five reais and fifty-five centavos), respectively, will also be allocated to the Statutory Investment Reserve, pursuant to Article 39, item “e”, of the Company’s Bylaws, as detailed in the item below, in such a way that the total amount allocated to the Statutory Investment Reserve will be R$5,271,004,831.47 (five billion, two hundred and seventy-one million, four thousand, eight hundred and thirty-one reais and forty-seven centavos).

Annex II-5

c) Describe how the amount was calculated.

In line with Article 39, item “e”, of the Company’s Bylaws, it is proposed that the profits remaining after legal and statutory deductions be allocated to the formation of the Statutory Investment Reserve, as calculated below (in R$):

Net income for the year	9,615,923,273.32

Legal reserve (5%)	(480,796,163.67)

Tax Incentive Reserve: Tax incentive credits	(3,869,820,791.48)

Adjusted basis for calculating the minimum mandatory dividend	5,265,306,318.17

Partial balance for allocation to statutory investment reserve	5,265,306,318.17

Realization of the revaluation reserve	5,671,247.75

Prescribed dividends	27,265.55

Final balance for allocation to statutory investment reserve	5,271,004,831.47

Note: the amount corresponding to the minimum mandatory dividend, of R$1,316,326,579.55, has already been paid based on the profit reserve, according to the interim dividends declared on August 13, 2024, and November 13, 2024, and imputed to the minimum mandatory dividend. Management proposes the distribution of additional dividends at the 2025 Extraordinary General Shareholders’ Meeting

15. If retained earnings are provided for in the capital budget:

a) Inform the amount withheld.

Not applicable.

b) Provide a copy of the capital budget.

Not applicable.

16. If there is an allocation of profit to the tax incentive reserve:

a) Inform the amount allocated to the reserve.

The amount allocated to the tax incentive reserve, pursuant to Article 195-A of the Brazilian Corporation Law, was R$3,869,820,791.48 (three billion, eight hundred and sixty-nine million, eight hundred and twenty thousand, seven hundred and ninety-one reais and forty-eight centavos), related to the subsidies granted in the year 2024.

b) Explain the nature of the destination.

To benefit from its ICMS incentives, the Company must allocate part of its profit to the tax incentive reserve. These incentives are related to certain goods in the production chain, according to the regulations of each State.

Annex II-6

ANNEX III TO THE MANAGEMENT PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF JBS S.A. TO BE HELD ON APRIL 29, 2025

INFORMATION ON THE PROFESSIONAL EXPERIENCE AND INDEPENDENCE OF CANDIDATES FOR THE POSITIONS OF MEMBERS OF THE BOARD OF DIRECTORS AND THE SUPERVISORY BOARD

(As per items 7.3 to 7.6 of Annex C of CVM Resolution 80 of March 29, 2022)

7.3. For each of the issuer’s directors and members of the supervisory board, please indicate in tabular form:

BOARD OF DIRECTORS

a. name	Jeremiah Alphonsus O’Callaghan
b. date of birth	08/02/1953
c. occupation	Engineer
d. CPF (Individual Taxpayer Registration) or passport number	012.266.188-55
e. elected office held	Member of the Board of Directors
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/29/2025
g. date of investiture	Until 05/29/2025
h. term of office	Until the Annual General Meeting that decides on the financial statements for the year ending December 31, 2026.
i. whether elected by the controlling shareholder or not	Yes, elected by the controller.
j. whether it is an independent member, under the terms of the specific regulations applicable to the matter	It is not an independent member.
k. if the director or supervisory board member has served consecutive terms of office, the start date of the first such term of office	10/20/2017

Annex III-1

l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in its economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Jeremiah O’Callaghan immigrated to Brazil from Ireland in 1979 and studied Engineering at University College Cork (UCC). He has over 40 years’ experience in the meat industry, developing global commercial strategies for the Brazilian food sector. He first worked at Mouran (1983-1989), then at Bordon (1989-1995) and joined JBS at the beginning of 1996 to develop International Trade. He was appointed Investor Relations Director in 2008, shortly after the company went public. Since October 2017, Mr. O’Callaghan holds the position of Chairman of the Board of Directors of JBS and is a Director without specific designation of the Company.

He is also Coordinator of the Governance, Remuneration and Nomination Committee, Coordinator of the Social and Environmental Responsibility Committee and Coordinator of the Company’s People and Opportunities Committee.

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied

iii. res judicata conviction in the judicial sphere or subject to final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity

He/she has not been subject, in the last 5 years, to any criminal conviction, or to conviction in administrative proceeding of CVM, Central Bank of Brazil or Superintendence of Private Insurance, or to any unappealable conviction, in judicial or administrative level, which has suspended or disqualified to practice any professional or commercial activity, and declares that he/she is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

Annex III-2

a. name	José Batista Sobrinho
b. date of birth	03/23/1933
c. occupation	Entrepreneur
d. CPF (Individual Taxpayer Registration) or passport number	052.970.871-04
e. elected office held	Member of the Board of Directors.
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/29/2025
g. date of investiture	Until 05/29/2025
h. term of office	Until the Annual General Meeting that decides on the financial statements for the year ending December 31, 2026.
i. whether elected by the controlling shareholder or not	Yes, elected by the controller.
j. whether it is an independent member, under the terms of the specific regulations applicable to the matter	It is not an independent member.
k. if the director or supervisory board member has served consecutive terms of office, the start date of the first such term of office	01/02/2007
l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in its economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.	Currently Vice-Chairman of the Board of Directors, he is the founder of the JBS Group, with over 70 years’ experience in beef production.

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied

iii. res judicata conviction in the judicial sphere or subject to final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity

He/she has not been subject, in the last 5 years, to any criminal conviction, or to conviction in administrative proceeding of CVM, Central Bank of Brazil or Superintendence of Private Insurance, or to any unappealable conviction, in judicial or administrative level, which has suspended or disqualified to practice any professional or commercial activity, and declares that he/she is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

Annex III-3

a. name	Wesley Mendonça Batista
b. date of birth	04/09/1970
c. occupation	Entrepreneur
d. CPF (Individual Taxpayer Registration) or passport number	364.873.921-20
e. elected office held	Effective member of the Board of Directors.
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/29/2025
g. date of investiture	Until 05/29/2025
h. term of office	Until the Annual General Meeting that decides on the financial statements for the year ending December 31, 2026.
i. whether elected by the controlling shareholder or not	Yes, elected by the controller.
j. whether it is an independent member, under the terms of the specific regulations applicable to the matter	It is not an independent member.
k. if the director or supervisory board member has served consecutive terms of office, the start date of the first such term of office	04/26/2024
l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in its economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Mr. Wesley Batista has more than 35 years’ experience in the protein sector and has extensive operational knowledge and experience in business management. He currently serves as vice-president of the J&F Institute, a non-profit organization created 14 years ago to transform businesses into companies committed to the education of their communities, and is a member of the Board of Directors of Pilgrim’s Pride Corporation (PPC).

He is also a member of the Finance and Risk Management Committee, a member of the Governance, Remuneration and Nomination Committee and a member of the Company’s People and Opportunities Committee.

Annex III-4

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied

iii. res judicata conviction in the judicial sphere or subject to final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity

He has not been subject, in the last 5 years, to any criminal conviction, or to conviction in administrative proceeding of CVM, Central Bank of Brazil or Superintendence of Private Insurance, or to any unappealable conviction, in judicial or administrative level, which has suspended or disqualified to practice any professional or commercial activity, and declares that he/she is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

a. name	Joesley Mendonça Batista
b. date of birth	02/05/1972
c. occupation	Entrepreneur
d. CPF (Individual Taxpayer Registration) or passport number	376.842.211-91
e. elected office held	Effective member of the Board of Directors.

Annex III-5

f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/29/2025
g. date of investiture	Until 05/29/2025
h. term of office	Until the Annual General Meeting that decides on the financial statements for the year ending December 31, 2026.
i. whether elected by the controlling shareholder or not	Yes, elected by the controller.
j. whether it is an independent member, under the terms of the specific regulations applicable to the matter	It is not an independent member.
k. if the director or supervisory board member has served consecutive terms of office, the start date of the first such term of office	04/26/2024.
l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in its economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Mr. Joesley Batista has more than 35 years’ experience in the protein sector, expertise in protein production operations and experience in business management. He currently serves as President of the J&F Institute, a non-profit organization created 14 years ago to transform businesses into companies committed to the education of their communities, and is a member of the Board of Directors of Pilgrim’s Pride Corporation (PPC).

He is also a member of the Social and Environmental Responsibility Committee and a member of the company’s Finance and Risk Management Committee.

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied

iii. res judicata conviction in the judicial sphere or subject to final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity

He has not been subject, in the last 5 years, to any criminal conviction, or to conviction in administrative proceeding of CVM, Central Bank of Brazil or Superintendence of Private Insurance, or to any unappealable conviction, in judicial or administrative level, which has suspended or disqualified to practice any professional or commercial activity, and declares that he/she is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

Annex III-6

a. name	Alba Pettengill
b. date of birth	08/08/1955
c. profession	Psychologist
d. CPF (Individual Taxpayer Registration) or passport number	063.417.737-06
e. elected office held	Independent Member of the Board of Directors
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/29/2025
g. date of investiture	Until 05/29/2025
h. term of office	Until the Annual General Meeting that decides on the financial statements for the year ending December 31, 2026.
i. whether elected by the controlling shareholder or not	Yes, elected by the controller
j. whether it is an independent member, under the terms of the specific regulations applicable to the matter	She is an independent member of the Company’s Board of Directors and declares that he fulfills the requirements for this position and that he/she does not fall into any situation that implies the loss of his independence as a director, under the terms of the Novo Mercado Regulations.

Annex III-7

k. if the director or supervisory board member has served consecutive terms of office, the start date of the first such term of office	04/30/2019
l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in its economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

She joined the meatpacking industry in 1985 as Director of Frigorífico Guarani, where she was responsible for implementing the ISO9000 quality standards.

She has been working in the refrigeration industry for over 30 (thirty) years and is a connoisseur of production processes. Alba was the founder and president of the Paraguayan Meat Chamber and received an award from the Paraguayan government for implementing renewable energies. Alba currently owns and manages land in Paraguay, and is dedicated to livestock farming and improving genetic production.

She is also a member of the Board of Directors of the Rural Association of Paraguay and the Paraguayan Animal Health Commission.

At the company, she is a member of the Social and Environmental Responsibility Committee, a member of the Related Parties Committee and a member of the People and Opportunities Committee.

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied

iii. res judicata conviction in the judicial sphere or subject to final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity

She not been subject, in the last 5 years, to any criminal conviction, or conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or any final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified him/her to practice any professional or commercial activity, and declares that she is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

Annex III-8

a. name	Gelson Luiz Merisio
b. date of birth	01/31/1966
c. profession	Business Administrator.
d. CPF (Individual Taxpayer Registration) or passport number	464.643.529-20
e. elected office held	Independent Member of the Board of Directors
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/29/2025
g. date of investiture	Until 05/29/2025
h. term of office	Until the Annual General Meeting that decides on the financial statements for the year ending December 31, 2026.
i. whether elected by the controlling shareholder or not	Yes, elected by the controller
j. whether it is an independent member, under the terms of the specific regulations applicable to the matter	He is an independent member of the Company’s Board of Directors and declares that he fulfills the requirements for this position and that he does not fall into any situation that implies the loss of his independence as a director, under the terms of the Novo Mercado Regulations.
k. if the director or supervisory board member has served consecutive terms of office, the start date of the first such term of office	08/13/2020
l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in its economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Business Administrator from Universidade do Oeste de Santa Catarina (Unoesc), he was president of the Commercial and Industrial Association of Xanxerê (ACIX), of the Federation of Commercial and Industrial Associations of Santa Catarina (FACISC), of the Deliberative Council of SEBRAE/SC and vice-president of the Confederation of Commercial Associations of Brazil (CACB). Representing Santa Catarina’s business class, he was a state deputy in the Legislative Assembly of Santa Catarina from 2005 to 2018.

In 2010, he became president of the Legislative Assembly by unanimous vote, a feat he repeated in two more administrations (2011/12 and 2015/16).

He is also Coordinator of the Related Parties Committee and a member of the Statutory Audit Committee, the Finance and Risk Management Committee, the Social and Environmental Responsibility Committee and the Company’s People and Opportunities Committee.

Annex III-9

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied

iii. res judicata conviction in the judicial sphere or subject to final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity

He has not been subject, in the last 5 years, to any criminal conviction, or to conviction in administrative proceeding of CVM, Central Bank of Brazil or Superintendence of Private Insurance, or to any unappealable conviction, in judicial or administrative level, which has suspended or disqualified to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

a. name	Francisco Sérgio Turra
b. date of birth	09/16/1942
c. occupation	Social Communicator
d. CPF (Individual Taxpayer Registration) or passport number	005.190.810-72
e. elected office held	Independent member of the Board of Directors.
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/29/2025
g. date of investiture	Until 05/29/2025
h. term of office	Until the Annual General Meeting that decides on the financial statements for the year ending December 31, 2026.
i. whether elected by the controlling shareholder or not	Yes, elected by the controller.
j. whether it is an independent member, under the terms of the specific regulations applicable to the matter	He is an independent member of the Company’s Board of Directors and declares that he fulfills the requirements for this position and that he does not fall into any situation that implies the loss of his independence as a director, under the terms of the Novo Mercado Regulations.
k. if the director or supervisory board member has served consecutive terms of office, the start date of the first such term of office	10/28/2021
l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in its economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

He has a degree in Social Communication from PUC/RS and a bachelor’s degree in Law from the Universidade Federal de Passo Fundo/RS.

He has experience in the agribusiness sector in the domestic market and in the financial market, having served as Vice-President and Operations Director of BRDE bank between 2007 and 2008 and as President of Banrisul from 1995 to 1996.

He was also President of the National Supply Company (Conab), President of the Brazilian Animal Protein Association (ABPA) and Vice-President of the Latin American Poultry Association.

He is also a member of the Social and Environmental Responsibility Committee and a member of the Company’s Governance, Remuneration and Nomination Committee.

Annex III-10

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied

iii. res judicata conviction in the judicial sphere or subject to final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity

He has not been subject, in the last 5 years, to any criminal conviction, or to conviction in administrative proceeding of CVM, Central Bank of Brazil or Superintendence of Private Insurance, or to any unappealable conviction, in judicial or administrative level, which has suspended or disqualified to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

a. name	Carlos Hamilton Vasconcelos Araújo
b. date of birth	08/04/1964
c. occupation	Civil Engineer and Economist
d. CPF (Individual Taxpayer Registration) or passport number	223.794.793-72
e. elected office held	Independent Member of the Board of Directors
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/29/2025
g. date of investiture	Until 05/29/2025
h. term of office	Until the Annual General Meeting that decides on the financial statements for the year ending December 31, 2026.
i. whether elected by the controlling shareholder or not	Yes, elected by the controller
j. whether it is an independent member, under the terms of the specific regulations applicable to the matter	He is an independent member of the Company’s Board of Directors and declares that he fulfills the requirements for this position and that he does not fall into any situation that implies the loss of his independence as a director, under the terms of the Novo Mercado Regulations.
k. if the director or supervisory board member has served consecutive terms of office, the start date of the first such term of office	01/14/2022
l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in its economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Former Director of Economic Policy at the Central Bank of Brazil. Engineer and master’s and doctorate in Economics with strong experience in the financial and political-economic markets.

He was President of Cateno Gestão de Pagamentos (2021), Vice President of Services, Infrastructure and Operations at Banco do Brasil (2017-2018), Secretary of Economic Policy at the Ministry of Finance (2016), as well as having held prominent positions in the private sector.

He was also a member of the Boards of Directors of UBS BB Serviços, Banco Votorantim, Cielo, BB Seguridade and Neoenergia. Currently, Mr. Vasconcelos is a member of the Board of Directors of Brasilprev Seguros e Previdência and of the Board of Trustees of the Getúlio Vargas Foundation.

He is also Coordinator of the Statutory Audit Committee, a member of the Finance and Risk Management Committee, a member of the Governance, Remuneration and Nomination Committee and a member of the Company’s Related Parties Committee.

Annex III-11

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied

iii. res judicata conviction in the judicial sphere or subject to final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity

He has not been subject, in the last 5 years, to any criminal conviction, or to conviction in administrative proceeding of CVM, Central Bank of Brazil or Superintendence of Private Insurance, or to any unappealable conviction, in judicial or administrative level, which has suspended or disqualified to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

a. name	Kátia Regina de Abreu Gomes
b. date of birth	02/02/1962
c. occupation	Psychologist
d. CPF (Individual Taxpayer Registration) or passport number	613.303.451-34
e. elected office held	Independent Member of the Board of Directors
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/29/2025
g. date of investiture	Until 05/29/2025
h. term of office	Until the Annual General Meeting that decides on the financial statements for the year ending December 31, 2026.
i. whether elected by the controlling shareholder or not	Yes, elected by the controller.
j. whether it is an independent member, under the terms of the specific regulations applicable to the matter	She is an independent member of the Company’s Board of Directors and declares that she fulfills the requirements for this position and that she does not fall into any situation that implies the loss of her independence as a director, pursuant to the Novo Mercado Regulations and CVM Resolution 80.
k. if the director or supervisory board member has served consecutive terms of office, the start date of the first such term of office	07/20/2023
l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in its economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Ms. Kátia Regina de Abreu Gomes was President of the Foreign Relations Committee of the Federal Senate between 2021 and 2022, Senator of the Republic between 2007 and 2021, Minister of Agriculture, Livestock and Supply between 2015 and 2016, Federal Deputy between 2003 and 2007, Deputy Federal Deputy between 2000 and 2002, President of the Confederation of Agriculture and Livestock of Brazil – CNA between 2009 and 2014, President of the Federation of Agriculture and Livestock of the State of Tocantins in 1996, President of the Rural Union of the Municipality of Gurupi/TO in 1994, in addition to having participated in several commissions and missions abroad and in Brazil.

She is a member of the Social and Environmental Responsibility Committee and the Company’s Governance, Remuneration and Nomination Committee.

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied

iii. res judicata conviction in the judicial sphere or subject to final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity

She not been subject, in the last 5 years, to any criminal conviction, or conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or any final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified him/her to practice any professional or commercial activity, and declares that she is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

Annex III-12

a. name	Paulo Bernardo Silva
b. date of birth	03/10/1952
c. profession	Geographer
d. CPF (Individual Taxpayer Registration) or passport number	112.538.191-49
e. elected office held	Independent Member of the Board of Directors
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/29/2025
g. date of investiture	Until 05/29/2025
h. term of office	Until the Annual General Meeting that decides on the financial statements for the year ending December 31, 2026.
i. whether elected by the controlling shareholder or not	Yes, elected by the controller.
j. whether it is an independent member, under the terms of the specific regulations applicable to the matter	He is an independent member of the Company’s Board of Directors and declares that he fulfills the requirements for this position and that he is not in any situation that implies the loss of his independence as a director, under the terms of the Novo Mercado Regulations and CVM Resolution 80.
k. if the director or supervisory board member has served consecutive terms of office, the start date of the first such term of office	07/20/2023
l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in its economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Mr. Paulo Bernardo Silva was Minister of Communications between 2011 and 2014, Minister of Planning, Budget and Management between 2005 and 2010, Federal Deputy for Paraná for three terms (1991-1995, 1995-1999 and 2003-2007). He was also a career employee of Banco do Brasil (1975-2015), Secretary of State for Finance - Mato Grosso do Sul (1999-2000) and Municipal Secretary for Finance and Planning - Londrina (2001-2002).

He is a member of the Social and Environmental Responsibility Committee and a member of the Company’s Governance, Remuneration and Nomination Committee.

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied

iii. res judicata conviction in the judicial sphere or subject to final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity

He has not been subject, in the last 5 years, to any criminal conviction, or to conviction in administrative proceeding of CVM, Central Bank of Brazil or Superintendence of Private Insurance, or to any unappealable conviction, in judicial or administrative level, which has suspended or disqualified to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

Annex III-13

a. name	Cledorvino Belini
b. date of birth	05/03/1949
c. occupation	Business administrator
d. CPF (Individual Taxpayer Registration) or passport number	116.050.068-15
e. elected office held	Independent Member of the Board of Directors
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/29/2025
g. date of investiture	Until 05/29/2025
h. term of office	Until the Annual General Meeting that decides on the financial statements for the year ending December 31, 2026.
i. whether elected by the controlling shareholder or not	Yes, elected by the controller.
j. whether it is an independent member, under the terms of the specific regulations applicable to the matter	He is an independent member of the Company’s Board of Directors and declares that he fulfills the requirements for this position and that he is not in any situation that implies the loss of his independence as a director, under the terms of the Novo Mercado Regulations and CVM Resolution 80.
k. if the director or supervisory board member has served consecutive terms of office, the start date of the first such term of office	07/20/2023
l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in its economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

He has a degree in Business Administration from Universidade Mackenzie, a postgraduate degree in Finance from USP and an MBA from FDC/INSEAD.

He spent 44 years at Fiat, presiding over the automaker in Brazil and Latin America for 11 years, between 2004 and 2015.

He was also president of the National Association of Automotive Vehicle Manufacturers - Anfavea between 2010 and 2013 and CEO of Companhia Energética de Minas Gerais S.A. - CEMIG between February/2019 and January/2020.

Mr. Cledorvino Belini was an independent director of JBS between October/2017 and June 2020 and between November/2021 and April/2023.

He is a member of the company’s Finance and Risk Management Committee.

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied

iii. res judicata conviction in the judicial sphere or subject to final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity

He has not been subject, in the last 5 years, to any criminal conviction, or to conviction in administrative proceeding of CVM, Central Bank of Brazil or Superintendence of Private Insurance, or to any unappealable conviction, in judicial or administrative level, which has suspended or disqualified to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

Annex III-14

AUDIT COMMITTEE

a. name	Adrian Lima da Hora
b. date of birth	02/02/1964
c. occupation	Business administrator
d. CPF (Individual Taxpayer Registration) or passport number	372.365.394-49
e. elected office held	Effective member of the Audit Board.
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/29/2025
g. date of investiture	Until 05/29/2025
h. term of office	Until the Annual General Meeting that decides on the financial statements for the year ending December 31, 2025.
i. whether elected by the controlling shareholder or not	Yes, elected by the controller.
j. whether it is an independent member, under the terms of the specific regulations applicable to the matter	N/A
k. if the director or supervisory board member has served consecutive terms of office, the start date of the first such term of office	04/28/2017
l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in its economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

He has a degree in Business Administration and Accounting from Universidade Católica de Pernambuco and an intensive MBA from Ahold Retail Academy, Cornell, Provar - USP and StarSe/Nova SBE. Strong experience in the animal protein industry, with a relevant background in retail and external auditing (EY). He has worked as CFO, CAO and controller in large multi-location organizations and as a member of the Board of Directors of companies in Italy and Monaco. He has knowledge of the debt issuance market and of proceedings before CADE. He was CFO of Seara (2015 to 2016) and CAO of Rodopa (2011 to 2015).

He is currently an effective member of the Supervisory Board of JBS, Eldorado Brasil Celulose S.A. and Excelsior Alimentos S.A., of the Audit Committee of M Dias Branco and of the Board of Directors of International School, Serviços de Ensino, Treinamento, Editoração Franqueadora S.A.

Excelsior Alimentos S.A. is indirectly controlled by JBS; and Eldorado Brasil Celulose S.A. is directly controlled by J&F Investimentos S.A., JBS’s parent company.

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied

iii. res judicata conviction in the judicial sphere or subject to final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity

He has not been subject, in the last 5 years, to any criminal conviction, or to conviction in administrative proceeding of CVM, Central Bank of Brazil or Superintendence of Private Insurance, or to any unappealable conviction, in judicial or administrative level, which has suspended or disqualified to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

Annex III-15

a. name	André Alcantara Ocampos
b. date of birth	04/14/1980
c. occupation	Accountant
d. CPF (Individual Taxpayer Registration) or passport number	273.340.808-90
e. elected office held	Alternate member of the Audit Board.
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/29/2025
g. date of investiture	Until 05/29/2025
h. term of office	Until the Annual General Meeting that decides on the financial statements for the year ending December 31, 2025.
i. whether elected by the controlling shareholder or not	Yes, elected by the controller.
j. whether it is an independent member, under the terms of the specific regulations applicable to the matter	N/A
k. if the director or supervisory board member has served consecutive terms of office, the start date of the first such term of office	04/30/2018
l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in its economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

More than 20 years’ experience in accounting and controlling in medium-sized and large companies. Served as Controller Manager at Flora S.A. (September/2011 to October/2012) and Accounting Coordinator at Syngenta (April/2001 to September/2011). He has been a member of the Supervisory Board of companies in the energy sector.

He is currently Corporate Vice President of J&F Investimentos S.A.

JBS is directly controlled by J&F Investimentos.

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied

iii. res judicata conviction in the judicial sphere or subject to final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity

He has not been subject, in the last 5 years, to any criminal conviction, or to conviction in administrative proceeding of CVM, Central Bank of Brazil or Superintendence of Private Insurance, or to any unappealable conviction, in judicial or administrative level, which has suspended or disqualified to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

Annex III-16

a. name	José Paulo da Silva Filho
b. date of birth	04/14/1963
c. occupation	Accountant
d. CPF (Individual Taxpayer Registration) or passport number	386.730.294-49
e. elected office held	Effective member of the Audit Board.
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/29/2025
g. date of investiture	Until 05/29/2025
h. term of office	Until the Annual General Meeting that decides on the financial statements for the year ending December 31, 2025.
i. whether elected by the controlling shareholder or not	Yes, elected by the controller.
j. whether it is an independent member, under the terms of the specific regulations applicable to the matter	N/A
k. if the director or supervisory board member has served consecutive terms of office, the start date of the first such term of office	04/30/2014
l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in its economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

He has a degree in Accounting from the Catholic University of Pernambuco and a postgraduate degree in Business Management from the Getúlio Vargas Foundation. He has 17 years’ experience as an independent auditor and more than 10 years as a director in the areas of administration and finance, where he served as Director of Administration and Control of JBS (2009 - 2011) of J&F Investimentos S.A. (2012 - 2014), the holding company of the JBS Group, and Fiscal Counselor of Vigor Alimentos S.A. (2014 - 2016).

He is currently an effective member of the Supervisory Board of JBS, Eldorado Brasil Celulose S.A. and Companhia Paranaense de Energia - Copel.

Eldorado Brasil Celulose S.A. is directly controlled by J&F Investimentos S.A., the parent company of JBS.

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied

iii. res judicata conviction in the judicial sphere or subject to final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity

He has not been subject, in the last 5 years, to any criminal conviction, or to conviction in administrative proceeding of CVM, Central Bank of Brazil or Superintendence of Private Insurance, or to any unappealable conviction, in judicial or administrative level, which has suspended or disqualified to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

Annex III-17

a. name	Sandro Domingues Raffai
b. date of birth	01/02/1965
c. occupation	Accountant
d. CPF (Individual Taxpayer Registration) or passport number	064.677.908-71
e. elected office held	Alternate member of the Audit Board.
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/29/2025
g. date of investiture	Until 05/29/2025
h. term of office	Until the Annual General Meeting that decides on the financial statements for the year ending December 31, 2025.
i. whether elected by the controlling shareholder or not	Yes, elected by the controller.
j. whether it is an independent member, under the terms of the specific regulations applicable to the matter	N/A
k. if the director or supervisory board member has served consecutive terms of office, the start date of the first such term of office	09/28/2007
l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in its economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

He has an undergraduate degree in Accounting from the Faculdade Oswaldo Cruz and a graduate degree in Tax Management from the Escola de Comércio Álvares Penteado – FECAP. Since 2006 he has been assistant controller at the F.F. Accounting Office. Ltda.

He is currently an alternate member of the Audit Committee of JBS and Eldorado Brasil Celulose S.A.

Eldorado Brasil Celulose S.A. is directly controlled by J&F Investimentos S.A., the parent company of JBS.

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied

iii. res judicata conviction in the judicial sphere or subject to final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity

He has not been subject, in the last 5 years, to any criminal conviction, or to conviction in administrative proceeding of CVM, Central Bank of Brazil or Superintendence of Private Insurance, or to any unappealable conviction, in judicial or administrative level, which has suspended or disqualified to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

Annex III-18

a. name	Orlando Octávio de Freitas Júnior
b. date of birth	09/16/1962
c. profession	Accountant
d. CPF (Individual Taxpayer Registration) or passport number	084.911.368-78
e. elected office held	Effective member of the Supervisory Board
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/29/2025.
g. date of investiture	Until 05/29/2025
h. term of office	Until the Annual General Meeting that decides on the financial statements for the year ending December 31, 2025.
i. whether elected by the controlling shareholder or not	Yes, elected by the controller.
j. whether it is an independent member, under the terms of the specific regulations applicable to the matter	N/A.
k. if the director or supervisory board member has served consecutive terms of office, the start date of the first such term of office	04/24/2023
l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in its economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

Bachelor’s degree in accounting from Universidade Mackenzie, registered with CRC-SP and IBRACON-Institute of independent auditors in Brazil. He has 35 years’ experience as an auditing professional in external auditing firms such as Peat Marwick Mitchel, Trevisan Auditores and KPMG, 23 years of which as a partner and technical manager of audit work. He also has recognized experience in corporate accounting. Member of the executive committee of Trevisan and KPMG for 15 years.

He is also an effective member of the Audit Board of Eldorado Brasil Celulose S.A.

Eldorado Brasil Celulose S.A. is directly controlled by J&F Investimentos S.A., the parent company of JBS.

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied

iii. res judicata conviction in the judicial sphere or subject to final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity

He has not been subject, in the last 5 years, to any criminal conviction, or to conviction in administrative proceeding of CVM, Central Bank of Brazil or Superintendence of Private Insurance, or to any unappealable conviction, in judicial or administrative level, which has suspended or disqualified to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

Annex III-19

a. name	Mauro Mitio Inagaki
b. date of birth	01/26/1966
c. profession	Accountant
d. CPF (Individual Taxpayer Registration) or passport number	084.929.978-00
e. elected office held	Alternate member of the Audit Board.
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/29/2025
g. date of investiture	Until 05/29/2025
h. term of office	Until the Annual General Meeting that decides on the financial statements for the year ending December 31, 2025.
i. whether elected by the controlling shareholder or not	Yes, elected by the controller.
j. whether it is an independent member, under the terms of the specific regulations applicable to the matter	N/A
k. if the director or supervisory board member has served consecutive terms of office, the start date of the first such term of office	N/A
l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in its economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.

He is an accountant with a postgraduate degree in tax planning and has recognized experience in corporate accounting. Over more than three decades, he has consolidated a deep knowledge of accounting, auditing and financial management, leading strategic projects for large companies. He is also a member of the Regional Accounting Council of the State of São Paulo (CRCSP).

He is a member of the Statutory Audit Committee and a member of the Company’s Related Parties Committee.

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied

iii. a final and unappealable judicial conviction or a final administrative decision that has suspended or disqualified them from practicing any professional or commercial activity

He has not been subject, in the last 5 years, to any criminal conviction, or to conviction in administrative proceeding of CVM, Central Bank of Brazil or Superintendence of Private Insurance, or to any unappealable conviction, in judicial or administrative level, which has suspended or disqualified to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

Annex III-20

a. name	Patricia da Silva Barros
b. date of birth	10/08/1973
c. occupation	Engineer
d. CPF (Individual Taxpayer Registration) or passport number	072.576.167-95
e. elected office held	Effective member of the Supervisory Board
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/29/2025
g. date of investiture	Until 05/29/2025
h. term of office	Until the Annual General Meeting that decides on the financial statements for the year ending December 31, 2025.
i. whether elected by the controlling shareholder or not	Yes, elected by the controller.
j. whether it is an independent member, under the terms of the specific regulations applicable to the matter	Yes
k. if the director or supervisory board member has served consecutive terms of office, the start date of the first such term of office	04/24/2023
l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in its economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.	Production Engineer from UFRJ, with a specialization in Economic and Social Development from UFRJ’s Institute of Economics. He holds a master’s degree and a doctorate in Business Administration with a concentration in Finance from COPPEAD. At the BNDES, she held executive positions in the Credit Area, Credit Risk Area, Internal Audit and even as Superintendent of the Controllership Area. She served as a full member of the FAPES Supervisory Board from 2009-2013 and 2015-2017. He has been a member of the FAPES Audit Committee since May 2022.

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the penalties applied

iii. res judicata conviction in the judicial sphere or subject to final administrative decision, which has suspended or disqualified him for the practice of any professional or commercial activity

She has not been subject, in the last 5 years, to any criminal conviction, or to conviction in administrative proceeding of CVM, Central Bank of Brazil or Superintendence of Private Insurance, or to any unappealable conviction, in judicial or administrative level, which has suspended or disqualified to practice any professional or commercial activity, and declares that she is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

Annex III-21

a. name	Marcos Alberto Pereira Motta
b. date of birth	04/19/1971
c. profession	Engineer
d. CPF (Individual Taxpayer Registration) or passport number	008.528.317-73
e. elected office held	Alternate member of the Audit Board.
f. date of election	Subject to shareholder approval at the Annual General Meeting to be held on 04/29/2025
g. date of investiture	Until 05/29/2025
h. term of office	Until the Annual General Meeting that decides on the financial statements for the year ending December 31, 2025.
i. whether elected by the controlling shareholder or not	Yes, elected by the controller.
j. whether it is an independent member, under the terms of the specific regulations applicable to the matter	Yes
k. if the director or supervisory board member has served consecutive terms of office, the start date of the first such term of office	04/24/2023
l. main professional experience over the last 5 years, highlighting, if applicable, positions and functions held in (i) the issuer and companies in its economic group; and (ii) companies controlled by a shareholder of the issuer who holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer.	A civil engineer with an emphasis in Transportation from UERJ, he holds a Master’s degree in Transportation Systems from the Military Engineering Institute, a postgraduate degree in Economic Development from IE/UFRJ, an MBA in Finance from COPPEAD/UFRJ and an MBA in Business from IAG/PUC-RJ. He is currently a Ph. Candidate in the joint doctoral program between the Universities of Lisbon, Porto, Coimbra and MIT, and research fellow at MIT Portugal. He joined the BNDES in 2023 and worked in the Urban Development Department, the Infrastructure and Logistics Department and was manager of the Services Export Department, always working in the infrastructure area in all departments. He also worked as an advisor to the Board of Directors, focusing on issues related to infrastructure, capital markets and foreign trade. He is currently an advisor to the president of the BNDES, working to directly advise the president and coordinate strategic projects.

m. description of any of the following events that have occurred during the last 5 years:

i. criminal conviction

ii. conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied

iii. a final and unappealable judicial conviction or a final administrative decision that has suspended or disqualified them from practicing any professional or commercial activity

He has not been subject, in the last 5 years, to any criminal conviction, or to conviction in administrative proceeding of CVM, Central Bank of Brazil or Superintendence of Private Insurance, or to any unappealable conviction, in judicial or administrative level, which has suspended or disqualified to practice any professional or commercial activity, and declares that he is not considered a politically exposed person, pursuant to CVM Resolution No. 50.

Annex III-22

7.4 Provide the information mentioned in item 7.3 regarding the members of the statutory committees, as well as the audit, risk, financial and remuneration committees, even if these committees or structures are not statutory.

Board of Directors Members:

●	Jeremiah Alphonsus O’Callaghan :

Coordinator of the People and Opportunities Committee - election and investiture on 11/10/2022 | term of office: indefinite;

Coordinator of the Social and Environmental Responsibility Committee - election and investiture on 05/13/2019 | term of office: indefinite;

Coordinator of the Governance, Remuneration and Nomination Committee - elected and investiture on 11/13/2017 | term of office: indefinite.

●	Wesley Mendonca Baptist :

Member of the Finance and Risk Management Committee - election and investiture on 05/14/2024 | term of office: indefinite;

Member of the Governance, Remuneration and Nomination Committee - election and investiture on 05/14/2024 | term of office: indefinite; and

Member of the People and Opportunities Committee - election and investiture on 05/14/2024 | term of office: indefinite.

●	Joesley Mendonca Batista :

Member of the Social and Environmental Responsibility Committee - election and investiture on 05/14/2024 | term of office: indefinite; and

Member of the Finance and Risk Management Committee - election and investiture on 05/14/2024 | term of office: indefinite.

●	Alba Pettengill :

Member of the Social and Environmental Responsibility Committee - election and investiture on 05/12/2021 | term of office: indefinite;

Member of the Related Parties Committee - election and investiture on 01/14/2022 | term of office: indefinite; and

Member of the People and Opportunities Committee - elected and sworn in on 01/14/2022 | term of office: indefinite.

●	Gelson Luiz Merisio :

Member of the Related Parties Committee - election and investiture on 05/12/2021 | term of office: indefinite;

Member of the Statutory Audit Committee - election and investiture on 11/11/2020 | term of office: 10 years;

Member of the Finance and Risk Management Committee - election on 05/10/2023 and investiture on 05/10/2023 | indefinite term;

Member of the Social and Environmental Responsibility Committee - election and investiture on 05/14/2024 | term of office: indefinite; and

Member of the People and Opportunities Committee - election and investiture on 05/14/2024 | term of office: indefinite.

●	Kátia Regina de Abreu Gomes :

Member of the Social and Environmental Responsibility Committee - election and investiture on 08/14/2023 | term of office: indefinite; and

Member of the Governance, Remuneration and Nomination Committee - election and investiture on 05/14/2024 | term of office: indefinite.

Annex III-23

●	Francisco Sérgio Turra :

Member of the Social and Environmental Responsibility Committee - election and investiture on 10/28/2021 | term of office: indefinite; and

Member of the Governance, Remuneration and Nomination Committee - elected and investiture on 01/14/2022 | term of office: indefinite.

●	Carlos Hamilton Vasconcelos Araujo :

Coordinator of the Statutory Audit Committee - election and investiture on 01/14/2022 | term of office: 10 years;

Member of the Finance and Risk Management Committee - elected and sworn in on 01/14/2022 | term of office: indefinite;

Member of the Governance, Remuneration and Nomination Committee - election and investiture on 01/14/2022 | term of office: indefinite; and

Member of the Related Parties Committee - election and investiture on 05/10/2023| term of office: indefinite.

●	Cledorvino Belini :

Member of the Finance and Risk Management Committee - election and investiture on 08/14/2023 | term of office: indefinite;

●	Paulo Bernardo Silva :

Member of the Social and Environmental Responsibility Committee - election and investiture on 08/14/2023 | term of office: indefinite; and

Member of the Governance, Remuneration and Nomination Committee - election and investiture on 08/14/2023 | term of office: indefinite.

Supervisory Board:

●	Mauro Mitio Inagaki:

Member of the Statutory Audit Committee - election and investiture on 03/01/2025 | term of office: 10 years; and

Member of the Related Parties Committee - election and investiture on 03/01/2025 | term of office: indefinite.

Further information about these candidates is available in section 7.3 above.

7.5. Inform the existence of a marital relationship, common-law marriage or kinship up to the second degree between: (a) administrators of the issuer; (b) (i) administrators of the issuer and (ii) administrators of direct or indirect subsidiaries of the issuer; (c) (i) administrators of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controllers of the issuer; (d) (i) administrators of the issuer and (ii) administrators of direct and indirect controlling companies of the issuer.

Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, the Company’s indirect controlling shareholders, are sons of José Batista Sobrinho, Vice-Chairman of the Company’s Board of Directors.

Annex III-24

Mr. Wesley Mendonça Batista is the father of Wesley Mendonça Batista Filho, Director without specific designation of the Company, who is the grandson of José Batista Sobrinho.

Mr. José Batista Sobrinho, Vice-Chairman of the Company’s Board of Directors, is the father of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, indirect controllers of the Company and members of the Company’s Board of Directors and grandfather of Mr. Wesley Mendonça Batista Filho, Director without specific designation of the Company.

7.6. Inform about the relationships of subordination, service provision or control maintained, in the last 3 fiscal years, between the issuer’s directors and:

a. companies controlled, directly or indirectly, by the issuer, with the exception of those in which the issuer holds, directly or indirectly, an interest equal to or greater than 99% (ninety-nine percent) of the share capital.

Adrian Lima da Hora is effective member and Sandro Domingues Raffai is alternate member of the Supervisory Board of Excelsior Alimentos S.A., a company indirectly controlled by JBS.

Adrian Lima da Hora, José Paulo da Silva Filho and Orlando Octavio de Freitas Júnior are currently sitting members and Sandro Domingues Raffai is an alternate member of the Supervisory Board of Eldorado Brasil Celulose S.A., a company directly controlled by J&F Investimentos S.A., which in turn controls JBS.

b. direct or indirect controller of the issuer

André Alcântra Ocampos is currently Corporate Vice-President of J&F Investimentos S.A., the parent company of JBS.

c. if relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people.

None.

********

Annex III-25

ANNEX IV TO THE MANAGEMENT PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF JBS S.A. TO BE HELD ON APRIL 29, 2025

COMPENSATION OF THE DIRECTORS

(As per section 8 of Annex C of CVM Resolution 80 of March 29, 2022)

8.1.  Compensation policy or practice

a)  objectives of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval, the date of approval and, if the issuer disclosed the policy, location on the World Wide Web where the document can be consulted.

The Company’s compensation policy for its directors, including members of the Board of Directors, members of the Fiscal Council and statutory and non-statutory officers, aims to attract and retain market professionals who have qualifications, skills and profile appropriate to JBS’s practices and business.

Compensation is established based on market research and is directly linked to the alignment of the interests of the executives in question with the interests of JBS. The Company’s compensation policy is approved by its Board of Directors, following the recommendation of the Governance, Compensation and Appointment Committee and the variable compensation policy (PPR) is based on the agreement with the union.

As part of the executive compensation monitoring structure, the JBS Governance, Compensation and Appointment Committee analyzes, according to needs and demands, the assessment metrics of management members.

The Company’s current compensation guidelines were formally approved at the Meeting of the Board of Directors on November 11, 2020. JBS’s Remuneration Policy is available for consultation on the Company’s websites (https://ri.jbs.com.br/), the Securities and Exchange Commission (gov.br/cvm) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

Annex IV-1

b)  practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Board of Executive Officers, indicating:

(i)  the issuer’s bodies and committees that participate in the decision-making process, identifying how they participate

The Statutory Audit Committee and the Company’s Governance, Compensation and Appointment Committee submit to the Board of Directors the management’s global annual compensation proposal. After approval by the Board of Directors of the Company, the proposal is submitted to the General Meeting for approval. Once approved by the shareholders at the General Meeting, the annual overall compensation of the management is segregated by the Board of Directors among the members of the management (Board of Directors and Statutory Board of Executive Officers).

(ii)  criteria and methodology used to establish individual compensation, indicating whether studies are used to verify market practices, and, if so, the comparison criteria and scope of these studies

With respect to fixed compensation, JBS relies on market research carried out by specialized consultancy to carry out salary research and comparison of the position occupied by each of the Officers to be remunerated, in accordance with market practices, including the annual replacement of inflation. For the year 2023, large economic groups in Brazil and outside Brazil were used as comparison criteria, based on the median market remuneration of functions of similar positions taking into account companies of the same size as the Company.

As for all JBS employees, management’s performance indicators are: the achievement of operational and financial goals and individual performance.

(iii)  how often and in what way does the Board of Directors assess the adequacy of the issuer’s compensation policy.

The Global Human Resources Board reviews the policies and practices related to compensation every 2 years and, if necessary, recommends that any changes be submitted for analysis by the Governance, Compensation and Appointment Committee, an advisory body of the Board of Directors, which makes recommendations for analysis and approval by the Board of Directors on the recommendations of the Company’s new guidelines, practices and compensation policy proposed by the Global HR Board and the Governance, Compensation and Appointment Committee.

c)  composition of the compensation, indicating:

(i)  description of the various elements that make up the remuneration, including, in relation to each of them:

●	its objectives and alignment with the issuer’s short-, medium- and long-term interests

Annex IV-2

Board of Directors

The members of the Board of Directors receive fixed and variable compensation for the performance of their duties.

The fixed part consists of the monthly salary.

There are currently no direct or indirect benefits offered to members of the Board of Directors.

The members of the Board of Directors are entitled to variable compensation as a share in the Company’s results (“PPR”), paid in cash pro rata temporis at the end of each term of office of the members of the Board of Directors, which is fully indexed to the evolution of the price of the shares issued by the Company at B3 S.A. - Brasil, Bolsa, Balcão (“B3”).

The purpose of each element of the compensation of the members of the Board of Directors is to encourage the alignment of the interests of the managers with the Company’s goals, in order to stimulate their commitment and also to attract and retain highly qualified professionals.

Audit Committee

All members of the Audit Committee receive monthly fixed compensation. The compensation of the members of the Audit Committee is determined at the respective general meeting that elects them and, pursuant to article 162 of the Brazilian Corporation Law, corresponds to at least 10% (ten percent) of the average amount of the compensation attributed to the Company’s statutory officers, not including benefits and other variable installments. The alternate members of the Audit Committee receive remuneration for each meeting they attend.

Statutory Board of Executive Officers

The annual global compensation of the members of the Statutory Board of Executive Officers is established by the Board of Directors and is composed of a fixed and a variable part.

The fixed part consists of the monthly salary.

The compensarion of the members of the Executive Board also includes health insurance.

The statutory officers are entitled to variable compensation as a PPR, which is divided into a cash installment in cash, and a installment paid in cash at the rate of 1/3 per year, for three years, which has a component indexed to the price of the shares issued by the Company at B3, as explained below.

The purpose of each element of the compensation of the directors is to encourage the alignment of the interests of the directors with the Company’s goals, in order to stimulate their commitment and also to attract and retain highly qualified professionals.

Annex IV-3

Committees

External members who participate in committees are entitled to a monthly fixed compensation. The members of the Board of Directors who participate in the committees receive additional fixed remuneration for attending meetings.

●	their proportion in total compensation in the last 3 fiscal years

Fiscal year ending December 31, 2024	Board of Directors	Statutory Board of Executive Officers	Audit Committee	Committees
Fixed Compensation	100%	18%	100%	100%
Variable Compensation	0%	71%	0%	0%
Post-employment	0%	0%	0%	0%
Share-based	0%	11%	0%	0%
TOTAL	100%	100%	100%	100%

Fiscal year ending December 31, 2023	Board of Directors	Statutory Board of Executive Officers	Audit Committee	Committees
Fixed Compensation	93%	19%	100%	100%
Variable Compensation	0%	76%	0%	0%
Post-employment	0%	0%	0%	0%
Share-based	7%	5%	0%	0%
TOTAL	100,00%	100,00%	100.00%	100.00%

Fiscal year ending December 31, 2022	Board of Directors	Statutory Board of Executive Officers	Audit Committee	Committees
Fixed Compensation	100%	18%	100%	100%
Variable Compensation	0%	62%	0%	0%
Post-employment	0%	0%	0%	0%
Share-based	0%	20%	0%	0%
TOTAL	100.00%	100,00%	100.00%	100.00%

●	its calculation and readjustment methodology

Annex IV-4

Fixed Compensation

The monthly fixed compensation of the statutory and non-statutory executive board is adjusted, in all fiscal years, according to the percentages of collective agreements and, also, merit adjustments may occur in the performance of its activities. The adjustment of the fixed compensation of the members of the Board of Directors, when carried out, is made based on comparative market studies made by specialized consultancy.

Variable Compensation

The variable compensation of statutory officers is paid as profit sharing, with part paid in cash and part deferred, and the definition of each of the installments is determined in a discretionary manner, without previously defined percentages. The deferred portion of the profit sharing is indexed to the price of the shares issued by the Company at B3. The definition of the total amount of the variable compensation of the statutory board, which will be divided into short and long term, is determined based on discretionary/subjective criteria, but taking into account an evaluation of its members and certain financial indicators of the Company, as explained in the item below.

After defining the total amount of variable compensation for the members of the Board of Executive Officers, the amount equivalent to the number of shares to be used in the calculation basis of the deferred portion is determined, with payment in cash divided over three years, taking as reference the monthly salary of the eligible participant, a multiple salary and the average of the closing prices of the Company’s common shares traded on B3 of the last 30 (thirty) trading sessions prior to the disclosure of the annual result.

The determination of the value of the variable compensation of the Board of Directors, fully indexed to the evolution of the price of the shares issued by the Company, is made based on discretionary/subjective criteria, taking into account the contribution of the managers in view of the Company’s strategic objectives. The calculation of long-term variable compensation, which is paid in cash at the end of the term of office, is made at the end of each term, taking into account the average of the last 30 (thirty) trading sessions prior to the date of payment.

Health Insurance Plan

The health insurance plan of the statutory board, granted by the Company, does not have a specific calculation and adjustment methodology, and its adjustment is made based on the determination of the insurance company.

●	main performance indicators taken into account therein, including, if applicable, indicators related to ESG issues.

Annex IV-5

With respect to fixed compensation, JBS is based on market research carried out by specialized consultancy.

The variable compensation of the Company’s statutory officers is determined in a discretionary manner, aiming at the retention of its executives and taking into account, independently and without prior definition of percentages, financial and qualitative results, supported by an individual performance evaluation process, 360º model, by which they verify the behavioral performances and results in the activity, as well as quantitative indicators used to measure individual performance, such as, depending on the hierarchical levels and areas of activity: (i) free cash generation; (ii) operating cash generation; (iii) EBITDA; (iv) gross profit; (v) net revenue; and (vi) performance of the beneficiary’s business unit. The Company studies measurable metrics related to the ESG issue to measure the performance of its leadership.

Considering that the determination is made based on quantitative factors, but also on qualitative factors that contribute to the Company’s result and to the retention of talents, such qualitative factors can offset the effects of the Company’s strictly financial results in determining compensation.

The variable portion of the compensation of the members of the Board of Directors is determined based on discretionary/subjective criteria, taking into account the contribution of the managers in view of the Company’s strategic objectives.

(ii)  reasons that justify the compensation composition

Fixed compensation is in line with market practices and is annually analyzed based on research carried out by specialized consultancies.

Variable compensation encourages the improvement of the Company’s management and the retention of the best professionals in the market, bringing gains from the commitment to long-term results and short-term performance.

(iii)  the existence of members not compensated by the issuer and the reason for such fact

There are members of the Board of Directors (who have already resigned their positions in 2023) and the Audit Committee who have resigned their respective remuneration, due to already holding positions in indirect public administration, and there is a member of the Statutory Board not remunerated by the Company, since he holds the position of manager of a subsidiary in the United States.

d)  the existence of remuneration supported by subsidiaries, controlled companies and/or parent companies, direct or indirect.

The compensation paid to the managers is carried out directly by the Company, and there are no members of the Audit Committee, Board of Directors, Board of Executive Officers (except for one who holds the position of manager in a subsidiary as informed in item 8.1.c.iii above) or Committees who receive compensation for the exercise of their positions in the Company supported by subsidiaries, controlled or controlling companies, direct or indirect.

e)  the existence of any compensation or benefit linked to the occurrence of certain corporate event, such as the sale of corporate control of the issuer.

The Company does not have any type of compensation or benefit linked to the occurrence of a certain corporate event.

Annex IV-6

8.2. Total compensation per body

Total compensation forecast for the Current Fiscal Year (to be ended on 12/31/2025) - Annual Values

	Board of Directors	Statutory Board of Executive Officers	Audit Committee	Total
Total number of members	11	5	5	21
No. of remunerated members	11	4	4	19
Fixed annual compensation
Salary or compensation for work	9,900,000.00	18,529,647.73	1,693,099.20	30,122,746.93
Direct and indirect benefits	0.00	278,153.32	0.00	278,153.32
Participation in committees	6,240,000.00	0.00	0.00	6,240,000.00
Others	0.00	0.00	0.00	0.00
Description of other fixed compensation

Bonus	0,00	0,00	0,00	0,00
Profit sharing	0,00	191.476.206,04	0,00	191.476.206,04
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Others	0,00	0,00	0,00	0,00
Description of other variable compensation
Post-employment	0,00	0,00	0,00	0,00
Termination of office	0,00	0,00	0,00	0,00
Share-based (including options)	3.740.000,00	36.471.658,29	0,00	40.211.658,29
Note	The number of members of the Company’s Board of Directors and Statutory Executive Board were calculated in line with the provisions of Circular Letter/Annual-2025-CVM/SEP.

Total compensation	19,880,000.00	246.755.665,39	1.693.099,20	268.328.764,59

Annex IV-7

Total Compensation for the Financial Year ending 12/31/2024 - Annual Amounts

	Board of Directors	Statutory Board of Executive Officers	Audit Committee	Total
Total number of members	11	5	5	21
No. of remunerated members	10.33	4	4	18.33
Fixed annual compensation
Salary or compensation for work	9,300,000.00	18,420,957.72	1,693,099.20	29,414,056.92
Direct and indirect benefits	0.00	241,872.45	0.00	241,872.45
Participation in committees	5,709,333.30	0.00	0.00	5,709,333.30
Others	0.00	0.00	0.00	0.00
Description of other fixed compensation

Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	74,600,000.00	0.00	74,600,000.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Share-based (including options)	0.00	12,000,000.00	0.00	12,000,000.00
Note	The number of members of the Company’s Board of Directors and Statutory Executive Board were calculated in line with the provisions of Circular Letter/Annual-2025-CVM/SEP.

Total compensation	15,009,333.30	105,262,830.17	1,693,099.20	121,965.262,67

Annex IV-8

Total Compensation for the Financial Year ending 12/31/2023 - Annual Amounts

	Board of Directors	Statutory Board of Executive Officers	Audit Committee	Total
Total number of members	9.00	5.00	5.00	19.00
No. of remunerated members	8.57	4.40	4.00	16.97
Fixed annual compensation
Salary or compensation for work	7,173,333.33	21,612,986.62	1,865,181.28	30,651,501.23
Direct and indirect benefits		211,662.93		211,662.93
Participation in committees	4,370,333.34	0.00		4,370,333.34
Others	0.00	0.00	0.00	0.00
Description of other fixed compensation

Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	90,000,000.00	0.00	90,000,000.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation
Post-employment	0.00	0.00	0	0.00
Termination of office	0.00	0.00	0	0.00
Share-based (including options)	876,000.00	6,000,000.00	0	6,876,000.00
Note	The number of members of the Company’s Board of Directors and Statutory Executive Board were calculated in line with the provisions of Circular Letter/Annual-2025-CVM/SEP.

Total compensation	12,419,666.67	117,824,649.55	1,865,181.28	132,109,497.50

Annex IV-9

Total Compensation for the Financial Year ending 12/31/2022 - Annual Amounts

	Board of Directors	Statutory Board of Executive Officers	Audit Committee	Total
Total number of members	9.00	5.00	4.00	18.00
No. of remunerated members	9.00	5.00	4.00	18.00
Fixed annual compensation
Salary or compensation for work	5,916,166.67	21,745,841.42	1,739,667.31	29,401,675.40
Direct and indirect benefits	0.00	192,586.11	0.00	192,586.11
Participation in committees	3,972,741.94	0.00	0.00	3,972,741.94
Others	0.00	0.00	0.00	0.00
Description of other fixed compensation

Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	74,500,000.00	0.00	74,500,000.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation		0.00	0.00	0.00
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Share-based (including options)	0.00	23,500,000.00	0.00	23,500,000.00
Note	The number of members of the Company’s Board of Directors and Statutory Executive Board were calculated in line with the provisions of Circular Letter/Annual-2025-CVM/SEP.

Total compensation	9,888,908.61	119,938,427.53	1,739,667.31	131,567,003.45

Annex IV-10

8.3.  Variable compensation

Forecast for the fiscal year ending December 31, 2025

	Board of Directors	Board of Executive Officers	Audit Committee	Total
Total number of members	11	5	5	21
Number of remunerated members (1)	11	4	0	15
Bonus
Minimum amount provided for in the compensation plan	0	0	None	0
Maximum amount provided for in the compensation plan	0	0	None	0
Amount provided for in the compensation plan, if goals are met	0	0	None	0
Amount effectively recognized in the result of the last 3 fiscal years	0	0	None	0
Profit sharing
Minimum amount provided for in the compensation plan	0	0	None	0
Maximum amount provided for in the compensation plan	0	183,169.011,47	Não há	183,169.011,47
Amount provided for in the compensation plan, if goals are met.			None
Amount effectively recognized in the result for the fiscal year	None	None	None	None

(1)	Corresponds to the number of officers and directors, as applicable, to whom variable compensation can be attributed that is recognized in the Company’s results during the fiscal year, as provided for in Circular Letter/Year-2025-CVM/SP.

Annex IV-11

Fiscal year ending December 31, 2024

	Board of Directors	Board of Executive Officers	Audit Committee	Total
Total number of members	11	5	5	21
Number of remunerated members (1)	10.33	4	0	14.33
Bonus
Minimum amount provided for in the compensation plan	0	0	None	0
Maximum amount provided for in the compensation plan	0	0	None	0
Amount provided for in the compensation plan, if goals are met	0	0	None	0
Amount effectively recognized in the result of the last 3 fiscal years	0	0	None	0
Profit sharing
Minimum amount provided for in the compensation plan	0	0	None	0
Maximum amount provided for in the compensation plan	0	227,236.273,40	Não há	228,249.673,40
Amount provided for in the compensation plan, if goals are met.	None	74,600,000.00	None	74,600,000.00
Amount effectively recognized in the result for the fiscal year	None	74,600,000.00	None	74,600,000.00

(1)	Corresponds to the number of officers and directors, as applicable, to whom variable compensation may be attributed and recognized in the Company’s results for the year, in accordance with Circular Letter/Annual-2025-CVM/SEP.

Annex IV-12

Fiscal year ending December 31, 2023

	Board of Directors	Board of Executive Officers	Audit Committee	Total
Total number of members	9.00	5.00	5.00	19.00
Number of remunerated members (1)	8.57	4.40	0	12.97
Bonus
Minimum amount provided for in the compensation plan	None	0	None	0
Maximum amount provided for in the compensation plan	None	0	None	0
Amount provided for in the compensation plan, if goals are met.	None	0	None	0
Amount effectively recognized in the result for the fiscal year	None	0	None	0
Profit sharing
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	223,867,000.00	0.00	224,743,150.00
Amount provided for in the compensation plan, if goals are met.	0.00	90,000,000.00	0.00	90,000,000,00
Amount effectively recognized in the result for the fiscal year	0.00	90,000,000.00	0.00	90,000,000.00

(1)	Corresponds to the number of officers and directors, as applicable, to whom variable compensation may be attributed and recognized in the Company’s results for the year, in accordance with Circular Letter/Annual-2025-CVM/SEP.

Annex IV-13

Fiscal year ending December 31, 2022

	Board of Directors	Board of Executive Officers	Audit Committee	Total
Total number of members	0	5	0	5
Number of remunerated members (1)	0.00	5	0.00	5
Bonus
Minimum amount provided for in the compensation plan	None	0	None	0
Maximum amount provided for in the compensation plan	None	0	None	0
Amount provided for in the compensation plan, if goals are met.	None	0	None	0
Amount effectively recognized in the result for the fiscal year	None	0	None	0
Profit sharing
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	213,865,082.51	0.00	213,865.082,51
Amount provided for in the compensation plan, if goals are met.	0.00	74,500,000.00	0.00	74,500,000.00
Amount effectively recognized in the result for the fiscal year	0.00	74,500,000.00	0.00	74,500,000.00

(1)	Corresponds to the number of officers and directors, as applicable, to whom variable compensation may be attributed and recognized in the Company’s results for the year, in accordance with Circular Letter/Annual-2025-CVM/SEP.

Annex IV-14

8.4.  Share-based compensation plan

a)  general terms and conditions

The Company did not have a share-based compensation plan in force in the last fiscal year or in the current fiscal year. The Company’s Stock Option Plan, approved at the Annual and Special Shareholders’ Meeting held on April 30, 2014, was terminated by the Board of Directors on May 12, 2021. It should be noted that no new options have been granted under this plan since 2018.

However, as mentioned in item 8.1 above, the statutory board of directors and the company’s top executives were granted long-term variable compensation as profit-sharing, referenced to the price of the company’s shares and paid on a deferred basis at the rate of 1/3 per year for three years. The members of the Board of Directors were also granted long-term variable compensation, also as profit-sharing, based on the price of the Company’s shares and paid at the end of their term of office. As it is remuneration paid in cash, but indexed to the issue price of the shares, it is considered in the accounts and for the purposes of item 8 of the Reference Form as share-based compensation, although classified by the Company as profit-sharing. Item 8.20 presents complementary tables to those presented in item 8, showing the Company’s best view in classifying these amounts as profit sharing, and not as share-based compensation.

b)  approval date and responsible body

Not applicable

c)  maximum number of shares covered

Not applicable

d)  maximum number of options to be granted

Not applicable

e)  conditions for the acquisition of shares

Not applicable

f)  criteria for setting the acquisition or exercise price

Not applicable

Annex IV-15

g)  criteria for fixing the term of acquisition or exercise

Not applicable

h)  Settlement form

Settlement is made in cash, as provided for in items 8.1 and 8.4(a) above, on the payroll together with the payment of the profit-sharing program.

i)  restrictions on the transfer of shares

Not applicable

j)  criteria and events that, when verified, will cause the suspension, alteration or termination of the plan.

In the event of termination, death, disability, retirement, the terms and conditions contained in the 2022 and 2023 Profit Sharing Program and, in the case of the directors, the JBS Collective Bargaining Agreement will be observed. Also, in the event of early maturity mentioned in the Collective Bargaining Agreement of JBS, the terms and conditions of payment mentioned in the respective long-term variable compensation plans will be applied.

k)  effects of withdrawal of the director from the issuer’s bodies over its rights under the share-based compensation plan

In the event of termination of the director on the Company’s initiative as a result of just cause, the Long-Term Variable Compensation granted to him/her, according to the rules of reserve of right, will be automatically extinguished by operation of law, regardless of prior notice or compensation in any capacity

Annex IV-16

8.5.  Share-based compensation (Stock options)

Justification for not completing the table:

No stock options were granted in the last three fiscal years and, since 2021, there has been no stock option plan in force.

8.6.  Granting of stock options

No stock options were granted in the last three fiscal years and, since 2021, there has been no stock option plan in force.

8.7.  Open options

There were no open options of the board of directors and statutory board at the end of the last fiscal year.

8.8.  Options exercised and shares delivered

No stock options or stock delivery were exercised in the last three fiscal years and, since 2021, there has been no stock option plan in force.

8.9. Share-based compensation, to be delivered directly to beneficiaries

Not applicable, since the Company does not have and has not had, in the last three fiscal years, share-based compensation plans, in the form of shares to be delivered directly to the beneficiaries.

8.10. Granting of shares

Not applicable, since the Company does not have and has not had, in the last three fiscal years, share-based compensation plans, in the form of shares to be delivered directly to the beneficiaries.

8.11. Delivered shares

Justification for not completing the table:

Not applicable, since the Company does not have and has not had, in the last three fiscal years, share-based compensation plans, in the form of shares to be delivered directly to the beneficiaries.

Annex IV-17

8.12. Pricing of shares/options

As indicated in item 8.1 above, the Company’s profit sharing plan has a component whose amount is linked to the quotation of the Company’s shares. For this reason, accounting and for the purposes of this item 8 of the Reference Form, this portion must be recorded as being share-based interest. Item 8.20 presents tables complementary to those presented throughout item 8, showing the Company’s best view in the classification of these values as profit sharing, and not as share-based compensation. The information below pertains to this portion of the variable compensation:

a) pricing model

The value for calculating the Long-Term Variable Compensation is given by the average of the last 30 previous trading days, weighted by the volume, of the shares of JBS at the closing of the disclosure of the annual result.

b) data and assumptions used in the pricing model, including the weighted average price of stocks, vesting price, expected volatility, option’s time to expiration, expected dividends and the free risk interest rate.

The assumption used in the pricing model is the weighted average price of the shares: average of the price of the Company’s shares on B3, weighted by the trading volume in the last 30 (thirty) trading sessions prior to the date of publication of the annual result.

c) method used and the assumptions made to incorporate the expected effects of early exercise

Not applicable

d) how to determine the expected volatility

Not applicable. The unit value of the long-term incentive is determined by the average of the last 30 (thirty) trading sessions prior to the date of publication of the result.

e) if any other characteristic of the option was incorporated in measuring its fair market value

Not applicable. Long-Term Variable Compensation is not in the form of stock options.

Annex IV-18

8.13. Holdings by body

Fiscal year ending December 31, 2024

Body	Ordinary Shares	Total
Board of Directors	188.617	0,01%
Board of Executive Officers	11.810.776	0,53%
Audit Committee	15.900	0,001%

Pursuant to Annex C of CVM Resolution No. 80, of March 29, 2022, as amended, to avoid duplication, the securities held by members of the Board of Directors who are also members of the Executive Board were disclosed only in the securities held by the members of the Board of Directors.

Annex IV-19

8.14. Pension plans

Not applicable, since the Company does not offer a pension plan to the members of the Board of Directors or the statutory officers on the date of this Reference Form.

Annex IV-20

8.15. Minimum, average and maximum compensation

	Statutory Board of Executive Officers			Board of Directors			Audit Committee
Annual values	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022
No. of members	c	5	5	11	9	9	5	5	4
No. of remunerated members	4	4,4	5	10,33	8,57	9	4	4	4
Amount of the highest individual compensation	63,282,432.81	54,638,232.37	53,328,574.27	2,251,999.99	2,049,800.00	1,380,000.00	423,274.80	467,177.14	434,916.82
Amount of lowest individual compensation	8,691,448.61	7,569.693.65	7,399,321.50	900,000.00	1,014,700.00	660,000.00	423,274.80	466,001.38	434,916.82
Average value of individual compensation	26,255.239.43	26,730,224.23	23,949,168.28	1,452,984.83	1,600,678.72	1,098,767.62	423,274.80	466,295.32	434,916.82

Annex IV-21

8.16. Compensation mechanisms

Not applicable, since the Company has no mechanisms for compensating or indemnifying directors in case of dismissal or retirement.

Annex IV-22

8.17. Percentage of related parties in the compensation

Financial year to be ended December 31, 2025
Body	Board of Directors	Statutory Board of Executive Officers	Audit Committee
Total compensation of the body (R$)	27,27%	0%	-
Total compensation of members who are related to the controlling shareholders (R$)	27,27%	0%	-
Percentage of related parties’ compensation in relation to the total paid	27,27%	0%	-

Fiscal year ending December 31, 2024
Body	Board of Directors	Statutory Board of Executive Officers	Audit Committee
Total compensation of the body (R$)	27,27%	0%	-
Total compensation of members who are related to the controlling shareholders (R$)	27,27%	0%	-
Percentage of related parties’ compensation in relation to the total paid	27,27%	0%	-

Fiscal year ending December 31, 2023
Body	Board of Directors	Statutory Board of Executive Officers	Audit Committee
Total compensation of the body (R$)	11.11%	20%	-
Total compensation of members who are related to the controlling shareholders (R$)	11.11%	20%	-
Percentage of related parties’ compensation in relation to the total paid	11.11%	20%	-

Fiscal year ending December 31, 2022
Body	Board of Directors	Statutory Board of Executive Officers	Audit Committee
Total compensation of the body (R$)	11.11%	20%	-
Total compensation of members who are related to the controlling shareholders (R$)	11.11%	20%	-
Percentage of related parties’ compensation in relation to the total paid	11.11%	20%	-

Annex IV-23

8.18. Compensation - Other functions

It has not been recognized in the Company’s results in the last 3 fiscal years, and there is no forecast for the current fiscal year of any compensation other than that previously reported in item 8.2.

Annex IV-24

8.19. Compensation recognized in the controller/controlled company

Fiscal year ending December 31, 2025 - compensation received as a result of holding office in the issuer

Body	Board of Directors		Statutory board of executive officers		Audit Committee		Total
Direct and indirect controllers	R$	0.00	R$	0.00	R$	0.00	R$	0.00
Issuer’s subsidiaries	R$	0.00	R$	0.00	R$	0.00	R$	0.00
Companies under common control	R$	0.00	R$	0.00	R$	0.00	R$	0.00

Fiscal year ending December 31, 2025 - other compensation received due to the exercise of the role of manager in subsidiary of the Company

Body	Board of Directors		Statutory board of executive officers		Audit Committee			Total
Direct and indirect controllers	R$	0,00	R$	0,00	R$	0,00	R$	0,00
Issuer’s subsidiaries	R$	0,00	R$	21,139,027.95	R$	0,00	R$	21,139,027.95
Companies under common control	R$	0,00	R$	0,00	R$	0,00	R$	0,00

Fiscal year ending December 31, 2024 - compensation received as a result of holding office in the issuer

Body	Board of Directors		Statutory board of executive officers		Audit Committee		Total
Direct and indirect controllers	R$	0.00	R$	0.00	R$	0.00	R$	0.00
Issuer’s subsidiaries	R$	0.00	R$	0.00	R$	0.00	R$	0.00
Companies under common control	R$	0.00	R$	0.00	R$	0.00	R$	0.00

Fiscal year ending December 31, 2024 - other compensation received due to the exercise of the role of manager in subsidiary of the Company

Body	Board of Directors		Statutory board of executive officers		Audit Committee		Total
Direct and indirect controllers	R$	0.00	R$	0.00	R$	0.00	R$	0.00
Issuer’s subsidiaries	R$	0,00	R$	43,020,471.02	R$	0,00	R$	43,020,471.02
Companies under common control	R$	0.00	R$	0.00	R$	0.00	R$	0.00

Annex IV-25

Fiscal year ending December 31, 2023 - compensation received as a result of holding office in the issuer

Body	Board of Directors		Statutory board of executive officers		Audit Committee		Total
Direct and indirect controllers	R$	0.00	R$	0.00	R$	0.00	R$	0.00
Issuer’s subsidiaries	R$	0.00	R$	0.00	R$	0.00	R$	0.00
Companies under common control	R$	0.00	R$	0.00	R$	0.00	R$	0.00

Fiscal year ending December 31, 2023 - other compensation received due to the exercise of the role of manager in subsidiary of the Company

Body	Board of Directors		Statutory board of executive officers		Audit Committee		Total
Direct and indirect controllers	R$	0.00	R$	0.00	R$	0.00	R$	0.00
Issuer’s subsidiaries	R$	0.00	R$	5,526,661.35	R$	0,00	R$	5,526,661.35
Companies under common control	R$	0.00	R$	0.00	R$	0.00	R$	0.00

Fiscal year ending December 31, 2022 - compensation received as a result of holding office in the issuer

Body	Board of Directors		Statutory board of executive officers		Audit Committee		Total
Direct and indirect controllers	R$	0.00	R$	0.00	R$	0.00	R$	0.00
Issuer’s subsidiaries	R$	0.00	R$	0.00	R$	0.00	R$	0.00
Companies under common control	R$	0.00	R$	0.00	R$	0.00	R$	0.00

Fiscal year ending December 31, 2022 - other compensation

Body	Board of Directors		Statutory board of executive officers		Audit Committee		Total
Direct and indirect controllers	R$	0.00	R$	0.00	R$	0.00	R$	0.00
Issuer’s subsidiaries	R$	0.00	R$	0.00	R$	0.00	R$	0.00
Companies under common control	R$	0.00	R$	0.00	R$	0.00	R$	0.00

Annex IV-26

8.20. Other relevant information

Further clarification on the remuneration planned for the financial year 2025

In relation to the compensation expected for the fiscal year 2024, the annual compensation of the directors and members of the Fiscal Council and the Statutory Audit Committee of the Company for the fiscal year 2024 was approved at the ordinary general meeting of shareholders of the Company, on an accrual basis, the amount of up to R$269,342,164.59. It is important to note, however, that such amount covers the remuneration of independent members of the Statutory Audit Committee who are not members of the Board of Directors and/or the Executive Board and/or the Fiscal Council of the Company – so that the difference between (i) the amount approved by the general meeting and (ii) the projection of remuneration for the fiscal year 2025 indicated in item 8.2 above refers precisely to the remuneration of such independent members of the Statutory Audit Committee.

Additional clarification on Audit Committee compensation and benefits

The compensation of the Audit Committee and the benefits paid to the directors, which are reported in the tables of item 8.2, are not considered, as provided for in the applicable accounting standards, in the compensation of the management informed in the Company’s financial statements.

Further clarification on item 8.1 (c)

As explained in item 8.1 above, the profit sharing attributed to statutory officers and members of the board of directors has a component linked to the evolution of the price of shares issued by the Company and, for this reason, the amounts corresponding to this portion are, for the purposes of items 8.1, 8.2 and 8.3 of this Reference Form, considered share-based compensation.

Thus, we present below as complementary information the tables of item 8.1(c) adjusted according to the Company’s best view, presenting the values of participation in the results linked to the quotation of the Company’s shares computed as variable compensation, and not as share-based compensation:

Fiscal year ending December 31, 2024	Board of Directors	Statutory Board of Executive Officers	Audit Committee	Committees
Fixed Compensation	100%	22%	100%	100%
Variable Compensation	0%	78%	0%	0%
Post-employment	0%	0%	0%	0%
Share-based	0%	0%	0%	0%
TOTAL	100.00%	100.00%	100.00%	100.00%

Annex IV-27

Fiscal year ending December 31, 2023	Board of Directors	Statutory Board of Executive Officers	Audit Committee	Committees
Fixed Compensation	94%	23%	100%	100%
Variable Compensation	6%	77%	0%	0%
Post-employment	0%	0%	0%	0%
Share-based	0%	0%	0%	0%
TOTAL	100.00%	100.00%	100.00%	100.00%

Fiscal year ending December 31, 2022	Board of Directors	Statutory Board of Executive Officers	Audit Committee	Committees
Fixed Compensation	100%	22%	100%	100%
Variable Compensation	0%	78%	0%	0%
Post-employment	0%	0%	0%	0%
Share-based	0%	0%	0%	0%
TOTAL	100.00%	100.00%	100.00%	100.00%

Further clarification on item 8.2

The difference between the total amount of the compensation presented in item 8.2 and the amount reported in the notes to the Company’s financial statements is essentially due to the consolidation of the amounts related to the share-based compensation plan of the executives of the indirect subsidiary JBS USA, which was finalized in the year 2024 (according to the amounts presented in the share-based compensation line of note 9 to the financial statements). No director of the Company is a beneficiary of said program.

As explained in item 8.1 above, the profit sharing attributed to statutory officers and members of the board of directors has a component linked to the evolution of the price of shares issued by the Company and, for this reason, the amounts corresponding to this portion are, for the purposes of items 8.1, 8.2 and 8.3 of this Reference Form, considered share-based compensation.

However, in the financial statements, this compensation of JBS managers is shown in the profit-sharing line in note 9 to the financial statements.

In addition, the amounts reported in item 8.2 as share-based compensation, which correspond to the deferred portion of the profit sharing attributed to statutory officers, do not reflect what was actually paid in each fiscal year to such officers, since such compensation is paid in three annual installments to the Executive Board, and at the end of the term to the Board of Directors, as explained in item 8.1. The amounts actually paid for this purpose in the fiscal years ended on December 31, 2024, 2023 and 2022 were R$7,268,710.00 R$11,837,956.00, R$12,399,907.53, respectively. These amounts include, depending on the individual case of each director, one or more deferred profit-sharing payments from previous years.

Annex IV-28

The amount of compensation as stated in the Company’s Financial Statement dated December 31, 2024, of R$62,542 (in thousands), includes the compensation of all executives of the Company and not only of its Executive Officers.

Thus, we present below the tables of item 8.2 adjusted according to the declared compensation of the managers in each year, different from the compensation actually paid, evidenced in item 8.2, and considering, as the Company’s best view, the values of profit sharing linked to the quotation of the Company’s shares computed as profit sharing and not as share-based compensation (as presented in item 8.2):

Total compensation provided for the Fiscal Year on 12/31/2024 - Annual Values
	Board of Directors	Statutory Board of Executive Officers	Audit Committee	Total
Total number of members	11	5	5	21
No. of remunerated members	10.33	4	4	18.33
Clarification
Fixed annual compensation
Salary or compensation for work	9,300,000.00	18,420,957.72	1,693,099.20	29,414,056.92
Direct and indirect benefits	0.00	241,872.45	0.00	241,872.45
Participation in committees	5,709,333.30	0.00	0.00	5,709,333.30
Others	3,001,866.66	5,157,868.16	338,619.84	8,498,354.66
Description of other fixed compensation	INSS charges	INSS charges	INSS charges
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	86,600.00	0.00	86,600.000
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Share-based (including options)	0.00	0.00	0.00	0.00
Note	The number of members of the Company’s Board of Directors and Statutory Executive Board were calculated in line with the provisions of Circular Letter/Annual-2025-CVM/SEP.
Total compensation	18,011,199.96	110,420,698.33	2,031,719.04	130,463,617.33

Annex IV-29

Total Compensation for the Fiscal Year on 12/31/2023 - Annual Values
	Board of Directors	Statutory Board of Executive Officers	Audit Committee	Total
Total number of members	9	5	5	19
No. of remunerated members	8.57	4.4	4	16.97
Clarification
Fixed annual compensation
Salary or compensation for work	7,173,333.33	21,612,986.62	1,865,181.28	30,651,501.23
Direct and indirect benefits		211,662.93		211,662.93
Participation in committees	4,370,333.34	0		4,370,333.34
Others	2,308,733.33	6,051,636.25	373,036.26	8,733,405.84
Description of other fixed compensation	INSS charges	INSS charges	INSS charges
Variable compensation
Bonus	0	0	0	0
Profit sharing	876000	96,000,000.00	0	96,876,000.00
Participation in meetings	0	0	0	0
Commissions	0	0	0	0
Others	0	0	0	0
Description of other variable compensation
Post-employment	0	0	0	0
Termination of office	0	0	0	0
Share-based (including options)	0.00	0.00	0	0.00
Note	The number of members of the Company’s Board of Directors and Statutory Executive Board were calculated in line with the provisions of Circular Letter/Annual-2025-CVM/SEP.
Total compensation	14,728,400.00	123,876,285.80	2,238,217.54	140,842,903.34

Annex IV-30

Total Compensation for the Fiscal Year on 12/31/2022 - Annual Values
	Board of Directors	Statutory Board of Executive Officers	Audit Committee	Total
Total number of members	9	5	4	18
No. of remunerated members	9	5	4	18
Clarification
Fixed annual compensation
Salary or compensation for work	5,916,166.67	21,745,841.42	1,739,667.31	29,401,675.40
Direct and indirect benefits	0	192,586.11	0	192,586.11
Participation in committees	3,972,741.94	0	0	3,972,741.94
Others	1,977,781.72	6,088,835.60	347,933.46	8,414,550.78
Description of other fixed compensation	INSS charges	INSS charges	INSS charges
Variable compensation
Bonus	0	0	0	0
Profit sharing	0	98,000,000.00	0	98,000,000.00

Participation in meetings	0	-	0	0
Commissions	0	-	0	0
Others	0	-	0	0
Description of other variable compensation		-		0
Post-employment	0	-	0	0
Termination of office	0	-	0	0
Share-based (including options)	0	0.00	0	0.00
Note	The number of members of the Company’s Board of Directors and Statutory Executive Board were calculated in line with the provisions of Circular Letter/Annual-2025-CVM/SEP.

Total compensation	11,866,690.33	126,027,263.13	2,087,600.77	139,981,554.23

Further clarification on item 8.3

The information provided in item 8.3 above does not take into account the portion of the Executive Board’s profit sharing that is deferred and indexed to the evolution of the Company’s share price. For the purposes of items 8.1, 8.2 and 8.3 of this Reference Form, this portion is included in the share-based compensation line in item 8.2 of this Reference Form.

The tables below show the amounts if the amounts linked to the share price are considered profit sharing, which reflects the company’s best view of this component of compensation:

Fiscal year: 12/31/2024

	Board of Directors	Statutory Board of Executive Officers	Audit Committee	Total
Total number of members	11	5	5	21
No. of remunerated members	10.33	4	4	18.33
Clarification
REGARDING THE BONUS
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Amount provided for in the compensation plan if the targets set were achieved	0.00	0.00	0.00	0.00
Amount effectively recognized in the fiscal year	0.00	0.00	0.00	0.00
REGARDING PROFIT SHARING
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	224,092,873.40	0.00	224,092,873.40
Amount provided for in the compensation plan if the targets set were achieved	0.00	86,600,000.00	0.00	86,600,000.00
Amount effectively recognized in the fiscal year	0.00	86,600,000.00	0.00	86,600,000.00

Annex IV-31

Fiscal year: 12/31/2023

	Board of Directors	Statutory Board of Executive Officers	Audit Committee	Total
Total number of members	9.00	5.00	5.00	19.00
No. of remunerated members	8.57	4.40	0.00	12.97
Clarification
REGARDING THE BONUS
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Amount provided for in the compensation plan if the targets set were achieved	0.00	0.00	0.00	0.00
Amount effectively recognized in the fiscal year	0.00	0.00	0.00	0.00
REGARDING PROFIT SHARING
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	876,150.00	223,867,000.00	0.00	224,743,150.00
Amount provided for in the compensation plan if the targets set were achieved	713,900.00	96,000,000.00	0	96,876,000.00
Amount effectively recognized in the fiscal year	713,900.00	96,000,000.00	0	96,876,000.00

Fiscal year: 12/31/2022

	Board of Directors	Statutory Board of Executive Officers	Audit Committee	Total
Total number of members	9.00	5.00	4.00	18.00
No. of remunerated members	9.00	5.00	0.00	14.00
Clarification
REGARDING THE BONUS
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Amount provided for in the compensation plan if the targets set were achieved	0.00	0.00	0.00	0.00
Amount effectively recognized in the fiscal year	0.00	0.00	0.00	0.00
REGARDING PROFIT SHARING
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	213,865,082.51	0.00	213,865,082.51
Amount provided for in the compensation plan if the targets set were achieved	0.00	98,000,000.00	0.00	98,000,000.00
Amount effectively recognized in the fiscal year	0.00	98,000,000.00	0.00	98,000,000.00

Annex IV-32

ANNEX V TO THE MANAGEMENT PROPOSAL FOR THE ANNUAL AND
EXTRAORDINARY GENERAL MEETING OF JBS S.A. TO BE HELD ON APRIL 29, 2025

PROTOCOL AND JUSTIFICATION OF THE MERGER OF CONDESA
NORTE INDÚSTRIA E COMÉRCIO LTDA. BY THE COMPANY

(As per item 1 of Annex I of CVM Resolution 81 of March 29, 2022)

INSTRUMENT FOR THE PROTOCOL AND JUSTIFICATION OF THE MERGER OF CONDESA NORTE INDÚSTRIA E COMÉRCIO LTDA. BY JBS S.A.

The directors of the companies listed below, as well as the respective companies listed below:

(i)	JBS S.A., a publicly-held company, headquartered in the City of São Paulo, State of São Paulo, at Avenida Marginal Direita do Tietê, 500, Vila Jaguara, Zip Code 05118-100, enrolled with the National Register of Legal Entities under CNPJ/MF No. 02.916.265/0001-60 (“JBS”); and

(ii)	CONDESA NORTE INDÚSTRIA E COMÉRCIO LTDA., a limited liability company, headquartered in the city of São Paulo, state of São Paulo, at Avenida Marginal Direita do Tietê, 500, Bloco II, Subsolo, Sala 36, Vila Jaguara, CEP 05118-100, and registered with the CNPJ/MF under No.05.703.088/0001-21 and registered with the Trade Board of the State of São Paulo under NIRE 35.234.678.258 (“CONDESA” and, together with JBS, “Parties”, and each individually, “Party”);

RESOLVE to sign, for the reasons and for the purposes detailed below, pursuant to articles 224 and 225 of Law No. 6.404, of December 15, 1976, as amended (“Corporation Law”), this Instrument of Protocol and Justification of Merger (“Protocol”), with the purpose of the merger of CONDESA by JBS, under the following terms and conditions:

1. INTRODUCTION

1.1. Purpose. The purpose of this Protocol is to substantiate the justifications, terms and conditions for the merger of CONDESA by JBS, with the consequent extinction of CONDESA and the transfer of all its assets to JBS (“Merger”).

1.2. Justification. After analyzing the current dynamics and the situation of CONDESA and JBS, according to which JBS will be, on the date of the Merger, the direct holder of 100% (one hundred percent) of the share capital of CONDESA, the managements of the Parties decided to propose the Merger in the belief that the effective integration of the Parties’ activities will allow the capture of efficiency gains and synergies derived from the reduction of operational, logistical and administrative costs and risks, as well as result in the optimization of management and simplification of the group’s corporate structure.

Annex V-1

2. VALUATION CRITERIA; TREATMENT OF EQUITY VARIATIONS

2.1. Form. As a result of the Merger, JBS will absorb all of CONDESA’s assets, succeeding it, universally, in all its assets, rights and obligations, without any solution for continuity.

2.2. Base Date of Appraisal Report. The base date of CONDESA’s equity valuation report is March 13, 2025 (“Base Date”).

2.3. Evaluation Criteria. The assets, rights and obligations that make up CONDESA’s equity, which will be absorbed by JBS, were valued at their respective book values.

2.4. Appraisal Company and Appraisal Report. The directors of the Parties hired, ad referendum of the Acts of Approval (as defined below), FACTUM AVALIAÇÕES E CONSULTORIA S/S - EPP, company headquartered in the city of Porto Alegre, State of Rio Grande do Sul, at Rua Vasco da Gama, Number 720, Conj. 401, Bairro Rio Branco, Zip Code: 90.420-110, registered in the CNPJ/MF under No. 08.272.086/0001-13, and CREARS under No.º 149.214 (“Appraiser”), as the specialized company responsible for preparing the appraisal report on the net worth of CONDESA, for its book value, on the Base Date (“Appraisal Report”), which will be an integral and inseparable part of this Protocol for all due legal purposes in the form of Annex A.

2.4.1. Under the terms of article 227, paragraph 1 of the Brazilian Corporation Law, the appointment and hiring of the Appraiser will be submitted for ratification at the general meeting of JBS that resolves on the Merger.

2.4.2. Considering that, on the date of the Merger, JBS will be the direct holder of 100% (one hundred percent) of the share capital of CONDESA, article 264 of the Brazilian Corporate Law is not applicable to the Merger, so that it will not be necessary to prepare the report referred to in said provision, in view of the decision issued on February 15, 2018 by the Board of the Brazilian Securities Commission (“CVM”) within the scope of SEI Process No. 19957.011351/2017-21 in this regard, and pursuant to Memorandum No. 3/2019- CVM/SDM/GDN-1, of April 09, 2019.

2.4.3. The Appraiser declares (i) that there is no conflict or communion of interests, current or potential, with the Parties and their partners, or even with regard to the Merger; and (ii) the partners or administrators of the Parties have not directed, limited, hindered or performed any acts that have or may have compromised access, use or knowledge of information, goods, documents or work methodologies relevant to the quality of its conclusions. The Appraiser was selected for the work described here considering her wide and notorious experience in the preparation of reports and appraisals of this nature.

2.4.4. JBS will bear all costs related to hiring the Appraiser to prepare the Appraisal Report.

2.5. Net Equity to be Paid-in and Change of Capital Stock. Pursuant to the Valuation Report and for the purposes of the Merger, the value of CONDESA’s equity on the Base Date is zero.

Annex V-2

2.5.1. The Merger will not result in a capital increase for JBS and, consequently, there will be no issuance of new shares, nor any share substitution relationship.The Merger will not result in an increase in JBS’s capital, and consequently there will be no issuance of new shares or substitution of shares, since, on the Merger date, JBS will hold all of CONDESA’s capital stock and, therefore, CONDESA’s net worth is already fully reflected in JBS’s net worth.

CONDESA’s Equity Elements to be Transferred to JBS. As a result of the merger, all the assets and liabilities of the merged company should be transferred to the merger company. However, CONDESA does not register any asset, right or obligation to be transferred to JBS.

2.6. Asset variations. The equity variations occurring between the Base Date and the effective date of the Merger will be absorbed by JBS, including both the eventual positive and negative results originated from changes in this period, considering, in each case, the respective equity elements transferred.

3. CORPORATE APPROVALS AND CAPITAL STOCK

3.1. Acts of Approval. The completion of the Merger will depend on the following acts, which must be coordinated so as to take place on the same date at first call:

(i)	JBS Extraordinary General Meeting to resolve on (a) the execution of this Protocol, (b) the ratification of the appointment and hiring of the Appraiser, (c) the Appraisal Report, (d) the Merger, under the terms of this Protocol, and (e) authorization to the Board of JBS to perform all acts necessary for the effectiveness and implementation of the matters to be resolved by JBS shareholders at the said Extraordinary General Meeting (“AGE JBS”); and

(ii)	Meeting of CONDESA’s Members to resolve on (a) the execution of this Protocol, (b) the Merger, under the terms of the Protocol, and (c) the authorization to CONDESA’s management to practice all the acts necessary for the effectiveness and implementation of the matters to be resolved at the said Members’ Meeting (“CONDESA Members’ Meeting” and, jointly with the JBS AGE, “Acts of Approval”).

3.1.1. The Parties acknowledge that, since the Merger will not result in an increase in JBS’s capital stock, its Articles of Incorporation shall not be amended for this specific purpose.

3.1.2. The Parties agree that the Merger shall only be consummated and take effect as from April 29, 2025.

Annex V-3

4. OTHER COVENANTS

4.1. Pro Forma Financial Information. Considering that the Merger (i) does not represent a dilution greater than 5% (five percent), considering that it will not result in a capital increase of JBS since CONDESA is a wholly owned subsidiary of JBS and, consequently, there will be no issuance of new shares nor any exchange ratio, and (ii) does not constitute a relevant transaction, for the purposes of OCPC Technical Guidance No. 06, the obligations set forth in Chapter III of CVM Resolution No. 78/2022 do not apply to the Merger.

4.2. Right of Withdrawal. The Merger will not give rise to any right of withdrawal for the shareholders of JBS(i.e., incorporating company), since the applicable legislation limits such right to the shareholders of CONDESA (i.e, incorporated) and, on the date of the Merger, JBS will hold 100% (one hundred percent) of CONDESA’s capital stock. Consequently, there is no dissenting partners, no right to withdraw, and no reimbursement amount as a result of the Merger.

5. FINAL PROVISIONS

5.1. Succession in Rights and Obligations. Pursuant to article 227 of the Brazilian Corporate Law, JBS will assume active and passive responsibility for the equity of CONDESA, which is transferred to it under the terms of this Protocol by virtue of the Merger, without interruption.

5.2. Implementation. It will be up to the Parties’ management to perform all acts, registrations and entries necessary to implement the Merger after the Acts of Approval, including recognizing the existence of any asset or right transferred to JBS by means of the Merger.

5.3. Disclosure. The applicable documentation will be available to the shareholders of JBS, as of the date of the call for the Acts of Approval, (i) at its headquarters; (ii)on the Investor Relations website of JBS (https://ri.jbs.com.br/); and (iii) on the websites of the CVM and B3 S.A. - Brasil, Bolsa, Balcão.

5.4. Amendment. This Protocol may only be amended by means of a written instrument signed by the Parties.

5.5. Nullity and Ineffectiveness. The eventual declaration by any court of nullity or ineffectiveness of any of the agreements contained in this Protocol will not affect the validity and effectiveness of the others, which will be fully complied with, obliging the Parties to make their best efforts in order to validly adjust to obtain the same effects as the agreement that has been annulled or has become ineffective.

5.6. Waiver. The failure or delay of either Party to exercise any of its rights under this Protocol shall not be deemed a waiver or novation and shall not affect the subsequent exercise of such right. Any waiver will be effective only if specifically granted and in writing.

5.7. Irrevocability and Irretractability. This Protocol is irrevocable and irreversible, and the obligations assumed by the Parties herein also bind their successors in title.

5.8. Assignment. The assignment of any of the rights and obligations agreed in this Protocol is prohibited without the prior express written consent of the Parties.

5.9. Enforcement Instrument. This Protocol, signed in the presence of two (2) witnesses, serves as an extrajudicial enforcement instrument in the form of the civil procedural legislation, for all legal effects. The Parties hereby acknowledge that (i) this Protocol constitutes an extrajudicial enforcement instrument for all purposes and effects of Law No. 13105 of March 16, 2015, as amended; and (ii) it is subject to specific execution in the form of the legislation in force.

5.10. Applicable Law. This Protocol will be interpreted and governed by the laws of the Federative Republic of Brazil.

5.11. Jurisdiction. The Parties and their respective administrations elect the Central Court of the Judicial District of São Paulo, State of São Paulo, to settle any divergences arising from this Protocol.

And, in witness whereof, the officers of the Parties sign this Protocol in two (2) counterparts of equal content and form and for one sole purpose, together with the witnesses below.

São Paulo, April 29, 2025.

[Remaining page intentionally left blank]

Annex V-4

[Signature page of the Instrument for the Protocol and Justification of the merger of
CONDESA NORTE INDÚSTRIA E COMÉRCIO LTDA. by JBS S.A.].

JBS S.A.

Name:	Name:
Title:	Title:

CONDESA NORTE INDÚSTRIA E COMÉRCIO LTDA.

Name:	Name:
Title:	Title:

Witnesses:

Name:	Name:
CPF:	CPF:

Annex V-5

ANNEX A

CONDESA Appraisal Report

Annex V-6

ANNEX VI TO THE MANAGEMENT PROPOSAL FOR THE ANNUAL AND
EXTRAORDINARY GENERAL MEETING OF JBS S.A. TO BE HELD ON
APRIL 29, 2025

APPRAISER INFORMATION

(As per Annex L of CVM Resolution 81 of March 29, 2022)

1. List the appraisers recommended by management

The Board of Directors of JBS recommends the following specialized company for the preparation of the Condesa Report: Factum – Avaliações e Consultoria S/S – EPP, headquartere at Rua Vasco da Gama, nº 720, conj. 401, Bairro Rio Branco, in the municipality of Porto Alegre, state of Rio Grande do Sul, Zip Code 90.420-110, registered with CRC-RS 149.214 and with CNPJ/MF (Corporate Taxpayer Registration) under number 08.272.086/0001-13 (“Factum”).

2. Describe the training of the recommended appraisers

The Appraiser was selected as the specialist company responsible for preparing the Condesa Report, taking into account its extensive and notorious experience in preparing reports and appraisals of this nature. For more information about the training of the Appraiser, see the information in Annex IX of this Board of Director’s Proposal.

3. Provide a copy of the work proposals and remuneration of the recommended appraisers

See the work proposal in Annex IX of this Board of Director’s Proposal.

4. Describe any relevant relationship existing in the last three (3) years between the recommended appraisers and parties related to the company, as defined by the accounting rules that deal with this subject

Year	Scope	Scope Detailing	Cost
2023	Appraisal	Preparation of appraisal reports for the companies BRAZSERVICE WET LEATHER S/A, ENERSEA COMERCIALIZADORA DE ENERGIA LTDA. and MC SERVICE LTDA., merged by JBS as approved at the AGM held on 04/24/2023.	R$ 8,000.00 (eight thousand reais)

Annex VI-1

ANNEX VII TO THE MANAGEMENT PROPOSAL FOR THE ANNUAL AND

EXTRAORDINARY GENERAL MEETING OF JBS S.A. TO BE HELD ON APRIL 29, 2025

Annex VII-1

CONDESA NORTE INDUSTRIA E COMERCIO LTDA.

Appraisal Report of the Net Asset formed by certain assets and liabilities calculated through the accounting books for the purpose of the Merger.

On March 13, 2025.

PORTO ALEGRE (51) 3388-6828	WWW.FACTUMBRASIL.COM.BR

Annex VII-2

Table of Contents

Accounting appraisal report for the purpose of the merger

Annex I - Trial balance as at December 31, 2024.

PORTO ALEGRE (51) 3388-6828	WWW.FACTUMBRASIL.COM.BR

Annex VII-3

Appraisal Report of the Net Asset formed by certain assets and liabilities calculated through the accounting books for the purpose of the Merger.

I - INTRODUCTION

FACTUM AVALIAÇÕES E CONSULTORIA S/S - EPP, a company headquartered at Rua Vasco da Gama, number 720, Conj. 401, Bairro Rio Branco, Zip Code: 90.420-110, in the city of Porto Alegre, State of Rio Grande do Sul, registered with CNPJ/ME (Corporate Taxpayer Registration) under No. 08.272. /0001-13, hereby represented by its member João Paulo Mynarski Silveira, Brazilian, Married, Civil Engineer, CPF 945.258.540-49 domiciled at Rua Vasco da Gama, Number 720, Conj. 401, Bairro Rio Branco, Zip Code: 90.420-110, in the city of Porto Alegre, State of Rio Grande do Sul and by João Batista Alves Wecki, Accountant, Brazilian, Divorced, enrolled with CRC/RS under No. 65.85I/O-7, CPF (Individual Taxpayer Registration) No. 364.415.890/87, domiciled at rua Joaquim Cruz, 521 - Bairro Santo Antônio, Porto Alegre/RS - Zip Code: 90.660-300, was hired by CONDESA NORTE INDUSTRIA E COMERCIO LTDA., a private company, headquartered at Avenida Marginal Direita do Tietê, n° 500, bloco II, subsolo, sala 36, Vila Jaguara, Zip Code 05118-100, and enrolled with CNPJ/ME under No. 05.703.088/0001-21 (hereinafter referred to simply as “CONDESA ALIMENTOS”), herein represented by its Director Joselman Antônio dos Santos, Brazilian, married under partial community property regime, accountant, holder of Identity Card RG no. 9724.948-SSP/MT and enrolled with CPF/MF under no. 487.810.291-87, with business address in the city of São Paulo, state of São Paulo, with business address in the same city, at Avenida Marginal Direita do Tietê, No. 500, bloco II, subsolo, sala 36, Vila Jaguara, CEP 05118-100. , and by JBS S/A , a publicly-held company, headquartered at Avenida Marginal Direta do Tietê, No. 500, bloco I 3°. Andar, Vila Jaguará, Municipality of São Paulo, State of São Paulo - Zip Code 05.118-100, and enrolled with the National Register of Legal Entities under CNPJ/ME No. 02.916.265/0001-60 (hereinafter referred to as “JBS”), represented hereby by its Director Gilberto Tomazoni, Brazilian, Married, Engineer, bearer of Identity Card No.No. 760187 SSP/SC and CPF 341.840.159/72, resident and domiciled in the City of São Paulo, State of São Paulo, with business address in the same city, located at Avenida Marginal Direta do Tietê, No. 500, bloco I 3°. Andar, Vila Jaguará, Municipality of São Paulo in the State of São Paulo - CEP 05.118-100, to carry out (i) the accounting evaluation of the assets and liabilities related to the social activity of the company that is the manufacture of dairy products (the “Asset Collection”), which make up its shareholders’ equity on March 13, 2025, to be spun-off and conferred to JBS S/A and (ii) the statement of the accounting shareholders’ equity of JBS S/A on March 13, 2025, which will incorporate the assets and liabilities of “CONDESA ALIMENTOS”, presents below the result of its work. It is worth clarifying that the merger process of the Assets described in item (i) above, are part of the unification of operations to be carried out, as described below.

II - PURPOSE OF THE EVALUATION

The purpose of this report is (i) the valuation, at book value, of the Assets, on March 13, 2025, for the purposes of the Merger of “CONDESA ALIMENTOS”, with the total version of its assets to “JBS”, for specific purposes of the merger, all in accordance with the provisions of Arts. 8, 226, 227, 229 and 252 of Law no. 6.404/76, as amended and in force, and in accordance with the specific criteria and forms established in this valuation report (the “Appraisal Report”).

III - EVALUATION CRITERIA

The net value of the Net Assets was determined exclusively based on the accounting position presented in the “CONDESA ALIMENTOS ” VERIFICATION BALANCE SHEET, drawn up on December 31, 2024 for this purpose, and which has remained unchanged since that date, (ANNEX I), prepared under the responsibility of the “CONDESA ALIMENTOS“management.

IV - METHODOLOGY OF THE WORK

Our work mainly comprised: (a) application of analytical review procedures, (b) inquiry and discussion with the managers responsible for the accounting, financial and operational areas, regarding the main and criteria adopted in the preparation of these financial statements; (c) inquiry and discussion with the managers, regarding the existence of possible contingencies of a tax, civil and labor nature that are not adequately disclosed in the financial statements; and (d) review of the information and subsequent events that have or may have relevant effects on the financial situation and operations of “CONDESA ALIMENTOS”.

V - THE EQUITY COLLECTION TO BE CONFERRED

The Net Assets of “CONDESA ALIMENTOS” to be granted to “JBS” refers to 100.00% of equity, which on the date has a zero balance.

PORTO ALEGRE (51) 3388-6828	WWW.FACTUMBRASIL.COM.BR

Annex VII-4

Trial Accounting Balance Sheet

Condesa Norte Indústria e Comércio Ltda

Cnpj: 05.703.088/0001-2

Base date: 12/31/2024

VI - BALANCE SHEET OF “CONDESA ALIMENTOS”, BEFORE MERGER.

Asset	0.00	Liability	0.00
Current Assets	0.00	Current Liabilities	0.00
Non-Current Assets	0.00	Non-Current Liabilities	0.00
Permanent	0.00	Shareholders’ equity	0.00

As of the merger, “JBS” will succeed ““CONDESA ALIMENTOS””, , in all its assets, liabilities, rights and obligations, without any interruption of continuity, and the shares held by “JBS” in the capital stock of “CONDESA ALIMENTOS” will be canceled due to the extinction of “CONDESA ALIMENTOS”, resulting from its incorporation into “JBS”.

VII - ASSETS, RIGHTS AND OBLIGATIONS

On the date of the event, no assets, rights and obligations contained in the Assets are recorded, and the financial statements with zero balances since December 31, 2024, duly accounted for in accordance with the accounting practices adopted in Brazil, applied in a uniform and consistent manner, having their proper and proper documentation, and the existence of any liens or claims of third parties is not verified

VIII - CONCLUSION

Based on the work carried out, we conclude that the net book value of the Net Assets, to be merged from “CONDESA ALIMENTOS” by “JBS” is zero book value, as shown in the balance sheet of December 31, 2024, contained in ANNEX I, which represents the assets and liabilities of the Company, and that “JBS” holds 100% of the capital stock of “CONDESA ALIMENTOS”, and therefore, it already recognizes in its assets the investment in subsidiaries, corresponding to the value of the net equity of “CONDESA ALIMENTOS”, and that the capital stock of “JBS” will not change with the event of the merger of “CONDESA ALIMENTOS”.

PORTO ALEGRE (51) 3388-6828	WWW.FACTUMBRASIL.COM.BR

Annex VII-5

IX - CLOSING

In compliance with legal requirements and procedures, we hereby inform you that:

In accordance with the professional standards established by the Federal Accounting Council, we are not aware of a direct or indirect conflict of interest, nor of any other circumstance that represents a conflict of interest in relation to the services that were provided by us and that are previously described; and

We are not aware of any action by the managers of “CONDESA ALIMENTOS” and “JBS” with the objective of directing, limiting, hindering or practicing any acts that have or may have compromised access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of the respective conclusions.

This report contains 8 (eight) sequentially numbered sheets.

There being nothing further, we issue this report, and date and sign all copies digitally.

São Paulo, March 13, 2025.

Factum Avaliações e Consultoria S/S Cnpj - 08.272.086/0001-13	João Batista Alves Wecki CRCRS - 065851.0-7

PORTO ALEGRE (51) 3388-6828	WWW.FACTUMBRASIL.COM.BR

Annex VII-6

ANNEX I - TRIAL DETERMI NATION BALANCE SHEET - December 31, 2024

PORTO ALEGRE (51) 3388-6828	WWW.FACTUMBRASIL.COM.BR

Annex VII-7

Company: CONDESA NORTE INDÚSTRIA E COMÉRCIO LTDA						Sheet: 1
CNPJ: 05.703.088/0001-21
Period: 01/01/2024 to 12/31/2024
Trial Balance Sheet
Accounting Account	Account Description	Previous Balance		Debit	Credit	Current Balance
1	ASSET	8,364,261.00	D	8,668,290.00	17,032,551.00	0.00	D
1.1	CURRENT ASSETS	0.00	D	8,288,253.75	8,288,253.75	0.00	D
1.1.02	RECEIVABLE ACCOUNTS	0.00	D	8,288,253.75	8,288,253.75	0.00	D
1.1.02.02	CLIENTS	0.00	D	8,288,253.75	8,288,253.75	0.00	D
1.1.02.02.00001	JBS S/A	0.00	D	8,288,253.75	8,288,253.75	0.00	D

1.3	PERMANENT ASSETS	8,364,261.00	D	380,036.25	8,744,297.25	0.00	D
1.3.01	REAL ESTATE	8,364,261.00	D	380,036.25	8,744,297.25	0.00	D
1.3.01.01	REAL ESTATE	8,668,290.00	D	0.00	8,668,290.00	0.00	D
1.3.01.01.00001	CARS AND VEHICLES	28,000.00	D	0.00	28,000.00	0.00	D
1.3.01.01.00002	CONSTRUCTIONS AND BUILDINGS	5,975,000.00	D	0.00	5,975,000.00	0.00	D
1.3.01.01.00005	MACHINERY AND EQUIPMENT	1,844,300.00	D	0.00	1,844,300.00	0.00	D
1.3.01.01.00006	FURNITURE AND FIXTURES	990.00	D	0.00	990.00	0.00	D
1.3.01.01.00007	LAND	820,000.00	D	0.00	820,000.00	0.00	D

1.3.01.03	ACCUMULATED DEPRECIATION	304,029.000		380,036.25	76,007.25	0.00	D
1.3.01.03.00001	CARS AND VEHICLES	5,600.4	C	7,000.05	1,400.01	0.00	D
1.3.01.03.00002	CONSTRUCTIONS AND BUILDINGS	119,499.96	C	149,374.95	29,874.99	0.00	D
1.3.01.03.00005	MACHINERY AND EQUIPMENT	178,830.00	C	223,537.50	44,707.50	0.00	D
1.3.01.03.00006	FURNITURE AND FIXTURES	99.000		123.75	24.75	0.00	D

2	LIABILITY	8,364,261.000		9,613,109.61	1,248,848.61	0.000
2.2	PASSIVO EXK3TVEL A LONGO PRAZO	7,701,833.07	C	8,288,253.75	586,420.68	0.000
2.2.03	MUTUAL FUND	7,701,833.07	C	8,288,253.75	586,420.68	0.000
2.2.03.01	CURRENT ACCOUNT BETWEEN COMPANIES	7,701,833.07	C	8,288,253.75	586,420.68	0.000
2.2.03.01.00001	CURRENT ACCOUNT BETWEEN COMPANIES - JBS	7,701,833.07	C	8,288,253.75	586,420.68	0.000

Annex VII-8

Company: CONDESA NORTE INDÚSTRIA E COMÉRCIO LTDA						Sheet: 1
CNPJ: 05.703.088/0001-21
Period: 01/01/2024 to 12/31/2024
Trial Balance Sheet
Accounting Account	Account Description	Previous Balance		Debit	Credit	Current Balance
2.3	NET EQUITY	662,427.93	C	662,427.93	0.00	0.000
2.3.01	SUBSCRIBED SHARE CAPITAL	8,500,000.00	C	0.00	0.00	8,500,000.000
2.3.01.01	PAID-IN SHARE CAPITAL	8,500,000.00	C	0.00	0.00	8,500,000.000
2.3.01.01.00002	SHARE CAPITAL	8,500,000.00	C	0.00	0.00	8,500,000.000

2.3.02	ACCUMULATED EARNINGS AND LOSSES	7,837,572.07	D	662,427.93	0.00	8,500,000.000
2.3.02.01	ACCUMULATED EARNINGS AND LOSSES	7,837,572.07	D	662,427.93	0.00	8,500,000.000
2.3.02.01.00001	ACCUMULATED LOSSES	7,837,572.07	D	662,427.93	0.00	8,500,000.00	D

2.8	ZEROING OUT ACCOUNT	0,00	C	662,427.93	662,427.93	0.000
2.8.01	ZEROING OUT ACCOUNT	0,00	C	662,427.93	662,427.93	0.000
2.8.01.01	ZEROING OUT ACCOUNT	0,00	C	662,427.93	662,427.93	0.000
2.8.01.01.00001	ZEROING OUT ACCOUNT	0,00	C	662,427.93	662,427.93	0.000

4	EXPENSES	0.00	D	662,427.93	662,427.93	0.00	D
4.1	OPERATING EXPENSES	0.00	D	662,427.93	662,427.93	0.00	D
4.1.01	ADMINISTRATIVE EXPENSES	0.00	D	662,427.93	662,427.93	0.00	D
4.1.01.01	GENERAL AND ADMINISTRATIVE EXPENSES	0.00	D	662,427.93	662,427.93	0.00	D
4.1.01.01.00010	ADM PROCEEDINGS	0.00	D	586,420.68	586,420.68	0.00	D
4.1.01.01.00100	DEPRECIATION AND AMORTIZATION	0.00	D	76,007.25	76,007.25	0.00	D

- - - -

PORTO ALEGRE (51) 3388-6828	WWW.FACTUMBRASIL.COM.BR

Annex VII-9

Company: CONDESA NORTE INDUSTRIA E COMÉRCIO LTDA						Sheet: 2
CNPJ: 05.703.088/0001-21
Period: 01/01/2024 to 12/31/2024
Trial Balance Sheet
Accounting Account	Account Description	Previous Balance		Debit	Credit	Current Balance
ASSET		8.3(34,261.00	D	8,668,290.00	17,032,551.00	0.00	D
LIABILITY		8,364,261.00	C	9,613,109.61	1,248,848.61	0.00	C
REVENUE		0.00	C	0.00	0.00	0.00	C
EXPENSES		0.00	D	662,427.93	662,427.93	0.00	D
COST		0.00	D	0.00	0.00	0.00	D
RESULT		0.00	D	0.00	0.00	0.00	D
RESULT						0.00

- - - -

PORTO ALEGRE (51) 3388-6828	WWW.FACTUMBRASIL.COM.BR

Annex VII-10

ANNEX VIII TO THE MANAGEMENT PROPOSAL FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF JBS S.A. TO BE HELD ON APRIL 29, 2025

INFORMATION ON CONDESA MERGER

(As per Annex I of CVM Resolution 81 of March 29, 2022)

1. Protocol and justification of the operation, pursuant to arts. 224 and 225 of Law n° 6.404, of 1976.

The Condesa Protocol integrates the present Proposal in the form of Annex V.

2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the subsisting companies or resulting from the operation, filed at the company’s headquarters or to which the company’s controller is a party.

No agreement, contract or pre-contract was entered into in connection with the Condesa Merger regulating the exercise of voting rights or the transfer of shares issued by the Company.

The Company also has no shareholders’ agreement filed at its headquarters.

3. Description of the operation, including:
(a) Terms and conditions:

The operation consists of the incorporation by the Company of CONDESA NORTE INDÚSTRIA E COMÉRCIO LTDA, a limited liability company, headquartered at Avenida Marginal Direita do Tietê, n. 500, Bloco II, Subsolo, Sala 36, Vila Jaguara, in the City of São Paulo, State of São Paulo, CEP (Zip Code) 05118-100, and registered with the CNPJ/MF (Corporate Taxpayer Registration) under no.05.703.088/0001-21 and its articles of incorporation with the Trade Board of the State of São Paulo under NIRE 35.234.678.258, under the terms and conditions of the Condesa Protocol.

The Condesa Merger, if approved, will result in the full transfer to the Company of Condesa’s net equity, as calculated in the Condesa Report. As a result, the Company will replace its investment in Condesa in the books with the net assets corresponding to such equity interest, and Condesa’s legal personality will be extinguished.

Considering that the Company holds 100% (one hundred percent) of the share capital of Condesa, the Condesa Merger will not result in an increase in the Company’s share capital, nor in the issuance of new shares by the Company – and, consequently, there will be no issuance of new shares by the Company, nor any share replacement relationship.

In addition, the Condesa Merger will not give rise to any right of withdrawal to the shareholders of the Company (acquiring company), since the applicable legislation limits such right to the partners of the Condesa (merged company) and the Company holds 100% (one hundred percent) of the capital stock of the Condesa. Consequently, there is no need to talk about dissenting partners, the right of withdrawal or the reimbursement amount as a result of the Condesa Merger.

Annex VIII-1

The Condesa Merger aims to allow the capture of efficiency gains with the optimization of management and the simplification of the corporate structure of the Company’s group.

The other terms and conditions of the Condesa Merger are described in the Condesa Protocol, which integrates this Proposal in the form of Annex V.

(b) Obligations to indemnify:
(i) the directors of any of the companies involved;

Not applicable, and there is no obligation to indemnify the directors of the Company or Condesa.

(ii) if the operation does not go ahead.

Not applicable, as there is no obligation to indemnify arising from failure to complete the operation.

(c) Comparative table of the rights, advantages and restrictions of the shares of the companies involved or resulting from the transaction, before and after the transaction.

As a result of the Condesa Merger, Condesa will be extinguished, so that Condesa’s shares will cease to exist. The shares issued by the Company, in turn, will preserve the same rights and advantages described in the Company’s Bylaws and Reference Form, observing that no new shares will be issued by the Company as a result of the Condesa Merger.

(d) Any need for approval by debenture holders or other creditors.

Not applicable.

(e) Assets and liabilities that will form each portion of the equity, in the event of a demerger.

Not applicable.

(f) Intention of the resulting companies to obtain registration as issuers of securities.

Not applicable.

4. Plans for conducting corporate business, notably with regard to specific corporate events that are intended to be promoted.

The Company will continue, after the Condesa Merger, to dedicate itself to the regular development of its activities, which will not undergo any change due to the Condesa Merger, maintaining the Company’s registration as a publicly-held company.

5. Analysis of the following aspects of the operation:
(a) Description of the main expected benefits, including: (i) synergies; (ii) tax benefits and (iii) strategic advantages.

As indicated in item 3(a) above, the Condesa Merger aims to allow the simplification of the corporate structure of the Company’s group.

The Condesa Merger will be implemented at book value and, as a result, will not produce relevant tax effects.

Annex VIII-2

(b) Costs.

The Company estimates that the costs of carrying out the Condesa Merger are approximately R$8,000.00, including expenses with publications, records, auditors, appraisers, lawyers and other professionals hired to advise on the operation.

(c) Risk factors

The Condesa Merger does not represent additional risks to the Company, considering that (i) the Company holds 100% (one hundred percent) of the capital stock of the Condesa, and (ii) the Condesa will be extinguished and succeeded by the Company as a result of the Condesa Merger. Therefore, the information described in the Risk Factors section of the JBS Reference Form remains valid and current.

(d) If it is a related party transaction, any alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were discarded.

The Condesa Merger is the most efficient way to (i) capture efficiency gains and synergies derived from the reduction of operational, logistical and administrative costs, and (ii) implement the optimization of management and the simplification of the corporate structure of the Company’s group. Other alternatives, such as the dissolution of Condesa, would entail additional implementation costs and greater operational complexity to achieve the same desired result.

(e) Replacement ratio.

Not applicable, since (i) the Company (acquiring company) holds 100% (one hundred percent) of the share capital of Condesa (merged company), (ii) all of Condesa’s shares will be canceled with the execution of the Condesa Merger, and (iii) no shares in the Company will be issued as a result of the Condesa Merger – so that no replacement relationship will be adopted within the scope of the Condesa Merger.

(f) In operations involving parent companies, subsidiaries or companies under common control:
(i) Share replacement ratio calculated in accordance with art. 264 of Law No. 6.404, of 1976.

Considering that JBS holds 100% (one hundred percent) of the share capital of Condesa, Article 264 of the Brazilian Corporate Law is not applicable to the Condesa Merger, in line with the decision issued on February 15, 2018 by the Board of the Brazilian Securities and Exchange Commission (“CVM”) under SEI Process No. 19957.011351/2017-21, and pursuant to Memorandum No. 3/2019-CVM/SDM/GDN-1, of April 09, 2019.

(ii) Detailed description of the negotiation process of the replacement ratio and other terms and conditions of the transaction.

Not applicable, since (i) the Company (acquiring company) holds 100% (one hundred percent) of the share capital of Condesa (merged company), (ii) all of Condesa’s shares will be canceled with the execution of the Condesa Merger, and (iii) no shares in the Company will be issued as a result of the Condesa Merger – so that no replacement relationship will be adopted within the scope of the Condesa Merger.

Annex VIII-3

(iii) If the operation has been preceded, in the last twelve (12) months, by an acquisition of control or acquisition of participation in a control block:
(a) Comparative analysis of the replacement ratio and the price paid in the acquisition of control. (b) Reasons for any valuation differences in the different operations.

Not applicable, since (i) the Company (acquiring company) holds 100% (one hundred percent) of the share capital of Condesa (merged company), (ii) all of Condesa’s shares will be canceled with the execution of the Condesa Merger, and (iii) no shares in the Company will be issued as a result of the Condesa Merger – so that no replacement relationship will be adopted within the scope of the Condesa Merger.

(iv) Justification why the substitution relationship is commutative, with a description of the procedures and criteria adopted to ensure the commutativity of the transaction.If the substitution relationship is not commutative, details of the payment or equivalent measures adopted to ensure adequate compensation.

Not applicable, since there is no substitution relationship.

6. Copy of the minutes of all meetings of the board of directors, fiscal council, and special committees at which the transaction was discussed, including any dissenting votes.

Not applicable.

7. Copy of studies, presentations, reports, opinions, opinions or appraisal reports of the companies involved in the operation made available to the controlling shareholder at any stage of the operation.

The appraisal report of Condesa’s equity, at its respective book value, is included in Annex VII of this Proposal, and has also been made available at the Company’s headquarters and on the websites of the Company (https://ri.jbs.com.br/), the CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br).

8. Identification of possible conflicts of interest between the financial institutions, companies and professionals that have prepared the documents mentioned in item 7 and the companies involved in the operation.

The Company’s management hired an independent company to prepare the Condesa Report, and identified no conflicts of interest between the parties involved in the Condesa Merger and such company.

Factum declared (i) that there is no current or potential conflict or community of interests with the parties involved in the Condesa Merger and its partners, or even with regard to the Condesa Merger; and (ii) the ,members or directors of the parties involved in the Condesa Merger have not directed, limited, hindered or practiced any acts that have or could have compromised access, use or knowledge of information, goods, documents or work methodologies relevant to the quality of their conclusions.

Annex VIII-4

9. Draft of the bylaws or amendments to the articles of the companies resulting from the transaction.

Not applicable, since the Company’s Articles of Incorporation will not be changed as a result of the Condesa Merger.

10. Financial statements used for the purposes of the operation, in accordance with the specific standard.

Condesa’s balance sheet used for the purposes of the Condesa Merger has a base date of March 13, 2025, and is part of the Condesa Report, which is included in Annex VIII of this Proposal.

11. Pro forma financial statements prepared for the purposes of the operation, under the terms of the specific norm.

Not applicable, considering that the Condesa Merger (i) does not represent a dilution greater than 5% (five percent), pursuant to article 16 of RCVM 78/22, since it will not result in a capital increase for the Company and, consequently, there will be no issuance of new shares or any exchange ratio, and (ii) does not constitute a relevant operation, for the purposes of OCPC Technical Guideline No. 06, pursuant to article 16, paragraph 3, of RCVM 78/22.

12. Document containing information about the companies directly involved that are not publicly-held companies, including: (a) risk factors, pursuant to items 4.1 to 4.3 of the reference form; and (b) description of the main changes in the risk factors occurred in the previous year and expectations regarding the reduction or increase in risk exposure as a result of the operation.

Considering that (i) the Company holds 100% of the capital stock of the Condesa, (ii) and (ii) the Condesa will be terminated and succeeded by the Company as a result of the Condesa Merger, the Company does not identify risk factors related to the Condesa and its activities other than the risk factors applicable to the Company, already described in the section of the Company’s Reference Form related to its Risk Factors. In addition, taking into account that Condesa is a wholly-owned subsidiary of the Company, the risk factors applicable to the Company will not be affected as a result of the Condesa Merger.

(c) a description of its activities, pursuant to items 1.2 to 1.5 of the reference form:
1.2. Description of the issuer’s and its subsidiaries’ main activities

Condesa’s main activities are combined office and administrative support services.

1.3. Information about operating segments: a) Products and services commercialized; b) Revenue originating from the segment and its participation in the issuer’s net revenue; c) Profit or loss resulting from the segment and its participation in the issuer’s net income.

Not applicable.

Annex VIII-5

1.4. Information about products and services related to the operating segments
1.5. Customers responsible for more than 10% of total net revenue

The main activities developed by Condesa have already been described in item 12(c) above. Furthermore, since Condesa is a wholly-owned subsidiary of the Company, all the information relating to it is already reflected in the Company’s Reference Form.

(d) Description of the economic group, pursuant to item 6 of the reference form

The Company directly owns 100% of Condesa’s share capital. Furthermore, since Condesa is a wholly-owned subsidiary of the Company, all the information relating to it is already reflected in the Company’s Reference Form.

(e) Description of share capital, pursuant to item 12.1 of the reference form

Condesa’s share capital, fully subscribed and paid up, is R$ 8,500,000.00 (eight million, five hundred thousand reais), subdivided into 8,500,000 (eight million, five hundred thousand) shares with a par value of R$ 1.00 (one real) each.

13. Description of the capital and control structure after the operation, under the terms of item 6 of the reference form.

Upon completion of the Condesa Merger, (i) Condesa will be extinguished, (ii) all Condesa’s shares will be cancelled, as provided for in article 226, paragraph 1 of the Corporation Law, and (iii) no shares of the Company shall be issued in lieu of Condesa’s shares. Thus, the Company’s capital structure will remain unchanged, as informed in the section of the Company’s Reference Form related to its control and its economic group.

14. Number, class, kind and type of securities of each company involved in the operation held by any other companies involved in the operation, or by persons linked to such companies, as defined by the rules that deal with public offerings for acquisition of shares.

Condesa’s share capital is divided into 8,500,000 (eight million five hundred thousand) shares, all held by the Company. On the date of the Condesa Merger, 100% of Condesa’s shares will be held by the Company (which is a public company duly registered with the CVM).

15. Exposure of any of the companies involved in the transaction, or of persons related to them, as defined by the rules that deal with public offerings for acquisition of shares, in derivatives referenced in securities issued by the other companies involved in the transaction

Not applicable.

16. Report covering all trades carried out in the last 6 (six) months by the persons indicated below with securities issued by the companies involved in the operation:
(a) Companies involved in the operation:
(a)(i) and (ii) Private sale and purchase transactions:

None.

(a)(iii) and (iv) Purchase and sale operations in regulated markets:

None.

Annex VIII-6

(b) Parties related to companies involved in the operation:
(i) Private Purchase Transactions:

None.

(ii) Private sales transactions:

None.

(iii) Purchase operations on regulated markets:

None.

(iv) Sales operations in regulated markets:

None.

17. Document through which the Special Independent Committee submitted its recommendations to the Board of Directors, in case the transaction has been negotiated under the terms of CVM Guidance Opinion No. 35, of 2008.

Not applicable, since (i) the Company (acquiring company) holds 100% (one hundred percent) of the share capital of Condesa (merged company), (ii) all of Condesa’s shares will be canceled with the execution of the Condesa Merger, and (iii) no shares in the Company will be issued as a result of the Condesa Merger – so that no replacement relationship will be adopted within the scope of the Condesa Merger.

Annex VIII-7

ANNEX IX TO THE MANAGEMENT PROPOSAL FOR THE
ANNUAL AND EXTRAORDINARY GENERAL MEETING OF JBS
S.A. TO BE HELD ON APRIL 29, 2025

Annex IX-1

COMMERCIAL PROPOSAL

Accounting Report for Merger

- CONDESA -

PORTO ALEGRE (51) 3388-6828	WWW.FACTUMBRASIL.COM.BR

Annex IX-2

Porto Alegre, February 20th, 2025

To

JBS S.A.

Regards, Mr. Alex Trindade

São Paulo/SP

Dear Sir Alex,

In response to your request, we would like to send you our Commercial Proposal, which is explained below.

Factum Brasil believes it has the best conditions to meet your needs. Therefore, we remain at your disposal for any further clarifications.

Cordially,

Factum Brazil

Visit our website: www. factumbrasil.com.br

PORTO ALEGRE (51) 3388-6828	WWW.FACTUMBRASIL.COM.BR

Annex IX-3

1. SCOPE OF WORK

Preparation of a report for merger in accordance with Law 6404/76, as well as RFB legislation and accounting CPCs. This is the merger of CONDESA NORTE INDUSTRIA E COMERCIO LTDA. into JBS S.A.

Documents required:

●	Surviving company data;

●	Merged companies data;

●	Qualification of the Executive board who sign for the companies;

●	Up-to-date registration;

●	If you have other assets (vehicles, etc.), a list of the assets that will be merged;

●	Base Date of Merger;

●	Trial balance sheet on the date of merger of the Merged company;

●	If other documents are required, we will ask for them during the service.

2. TECHNICAL TEAM

Factum Brasil’s technical team that will work was dimensioned according to the established term and will be made up of engineers and accountants.

3. TERM

The term for carrying out the work is 25 (twenty-five) days from the date of acceptance, provided that all the documentation is available to our team.

This proposal is valid for 30 (thirty) days from this date.

4. PRICE AND PAYMENT TERMS

The price for executing the three services is R$8,000.00 (eight thousand reais), which can be paid upon delivery.

The price includes all costs and taxes.

5. CONFIDENTIALITY OF INFORMATION

Factum Brasil undertakes not to disclose or provide any data or information regarding the assets, reports, and assessments related to the contracted services to any person or entity other than the Contracting Party.

This proposal is for the exclusive use of the Contracting Party and may not be submitted to Factum Brasil’s competitors.

6. ACCEPTANCE OF THE PROPOSAL

Acceptance of this proposal authorizes Factum Brasil to carry out the contracted service in accordance with the methodology presented, and the Applicant is in full agreement with the project to be developed. Both parties recognize this commercial proposal as a services agreement.

PORTO ALEGRE (51) 3388-6828	WWW.FACTUMBRASIL.COM.BR

Annex IX-4

6.1. LEGAL OBLIGATIONS

Factum Brasil is solely responsible for the execution of the services in relation to the professionals involved in the project, and is liable for legal obligations (social laws, social security, and others).

7. FINAL CONSIDERATIONS

For all the above reasons, we expect your acceptance so that we can proceed with the next stages of the service.

Sincerely,	Agreed:

Factum Avaliações e Consultoria S/S.	JBS S.A.

PORTO ALEGRE (51) 3388-6828	WWW.FACTUMBRASIL.COM.BR

Annex IX-5